As filed with the Securities and Exchange Commission on February 25, 2002
Registration No. 333-82014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WESTERN MULTIPLEX CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	3679	52-219-8231
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1196 Borregas Avenue, Sunnyvale, CA 94089, (408) 542-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

Jonathan N. Zakin

Chief Executive Officer
Western Multiplex Corporation
1196 Borregas Avenue, Sunnyvale, California 94089, (408) 542-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Daniel Clivner, Esq. Richard Capelouto, Esq. Simpson Thacher & Bartlett 10 Universal City Plaza, Suite 1850 Los Angeles, CA 91608 (818) 755-7000	David C. King Chief Executive Officer Proxim, Inc. 510 DeGuigne Drive Sunnyvale, California 94085 (408) 731-2700	Steve L. Camahort, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum		Maximum Amount
Title of Each Class of	Amount to be	Offering Price	Proposed Maximum	of Registration
Securities to be Registered	Registered(1)	Per Share	Aggregate Price	Fee(2)

Class A Common Stock, par value $0.01 per share	65,952,467	Not applicable	$201,738,601	$18,560

(1)	Based on the maximum number of shares of Western Multiplex common stock to be issued in connection with the merger, calculated as the product of (i) 1.8896, the exchange ratio in the expected merger of Proxim, Inc. with a subsidiary of the Registrant, and (ii) the sum of (A) shares of Proxim common stock issued and outstanding as of January 28, 2002 and (B) shares of Proxim common stock expected to be issuable pursuant to vested and exercisable options and warrants to acquire shares of Proxim common stock and Proxim’s Employee Stock Purchase Plan, in each case through the anticipated closing of the merger.

(2)	Previously paid.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

510 DeGuigne Drive Sunnyvale, California 94085	1196 Borregas Avenue Sunnyvale, CA 94089

February 25, 2002

Dear Stockholder:

      You are cordially invited to attend a special meeting of stockholders relating to the merger of Proxim, Inc. and Western Multiplex Corporation.

      At the Proxim special meeting, Proxim stockholders will be asked to adopt the Agreement and Plan of Reorganization, dated as of January 16, 2002, pursuant to which Proxim and Western Multiplex have agreed to merge. At the Western Multiplex special meeting, Western Multiplex stockholders will be asked to vote on the issuance of Western Multiplex common stock in connection with the merger. The dates, times and places of the special meetings are as follows:

For Proxim stockholders:	For Western Multiplex stockholders:
March 26, 2002, at 10:00 a.m. local time	March 26, 2002, at 11:00 a.m. local time
at the offices of	at the
Wilson Sonsini Goodrich & Rosati	Sheraton Hotel
650 Page Mill Road	1108 North Mathilda Avenue
Palo Alto, California	Sunnyvale, California

      When the merger is completed, the combined company will be named “Proxim Corporation” and each share of old Proxim common stock will be converted into the right to receive 1.8896 shares of Proxim Corporation common stock. After the name change, each share of Western Multiplex common stock will become one share of Proxim Corporation common stock. After the merger, the current stockholders of Western Multiplex will own approximately 50% of the combined company and the current stockholders of Proxim will own approximately 50% of the combined company. We expect that the common stock of the combined company will be listed on the Nasdaq National Market under the trading symbol “PROX.”

      If Proxim stockholders fail to return a properly executed proxy card or to vote in person at the Proxim special meeting, it will have the same effect as a vote against the proposal to adopt the merger agreement. Affiliates of Ripplewood Holdings L.L.C., which beneficially own a majority of the outstanding shares of Western Multiplex common stock, have agreed to vote in favor of the issuance of shares of Western Multiplex common stock in connection with the merger. Consequently, we expect the issuance to be approved by Western Multiplex stockholders regardless of how other Western Multiplex stockholders vote.

      The boards of directors of each of Proxim and Western Multiplex have approved the merger agreement and recommend that their respective stockholders vote “FOR” the merger proposals described in the attached materials. Before voting, you should carefully review all the information contained in the attached proxy statement/ prospectus and in particular you should consider the matters discussed under “Risk Factors” beginning on page 16.

      Whether or not you expect to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting, regardless of the number of shares you own.

      We strongly support the merger of Proxim and Western Multiplex and enthusiastically recommend that you vote in favor of the proposals presented to you for approval.

Sincerely,

David C. King Chairman, President and Chief Executive Officer of Proxim	Jonathan N. Zakin Chairman and Chief Executive Officer of Western Multiplex

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/ prospectus or the Western Multiplex common stock to be issued in connection with the merger, or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

      This proxy statement/ prospectus is dated February 25, 2002 and is first being mailed to stockholders on or about February 26, 2002.

WESTERN MULTIPLEX CORPORATION

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on March 26, 2002

To the Stockholders of Western Multiplex Corporation:

      A special meeting of stockholders of Western Multiplex will be held at the Sheraton Hotel, 1108 North Mathilda Avenue, Sunnyvale, California on Tuesday, March 26, 2002 at 11:00 a.m., local time, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of Western Multiplex common stock pursuant to the Agreement and Plan of Reorganization, dated as of January 16, 2002, among Western Multiplex Corporation, Walnut-Pine Merger Corp., a wholly owned subsidiary of Western Multiplex, and Proxim, Inc., under which:

•	Walnut-Pine Merger Corp. will be merged into Proxim, with Proxim continuing as the surviving corporation and becoming a wholly owned subsidiary of Western Multiplex; and

•	each issued and outstanding share of Proxim common stock will be canceled and converted into the right to receive 1.8896 shares of Western Multiplex Class A common stock.

2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

      Our board of directors has unanimously approved the merger agreement and the issuance of Western Multiplex common stock in the merger and recommends that you vote FOR approval of the issuance of shares of Western Multiplex common stock in the merger. The proposal is described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

      Immediately following the merger, Western Multiplex will change its name to “Proxim Corporation” and its ticker symbol to “PROX.” Proxim, Inc. will change its name to “Proxim Wireless Networks, Inc.”

      Only stockholders of record at the close of business on February 21, 2002 are entitled to notice of the special meeting, and to vote at the special meeting and at any adjournment or postponement thereof.

      All Western Multiplex stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, we urge you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting.

      We cannot complete the merger unless holders of a majority of the shares of Western Multiplex common stock as of February 21, 2002, represented in person or by proxy and entitled to vote at the Western Multiplex special meeting at which a quorum is present, vote for the proposal. Affiliates of Ripplewood Holdings L.L.C., which beneficially own a majority of the outstanding shares of Western Multiplex common stock, have agreed to vote in favor of the issuance of shares of Western Multiplex common stock in connection with the merger. Therefore, we expect the proposal to be approved by our stockholders regardless of how other stockholders vote.

By order of the board of directors,

Nancy Huber
Chief Financial Officer, Executive Vice
President and Secretary

Sunnyvale, California

February 25, 2002

PROXIM, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on March 26, 2002

To the Stockholders of Proxim, Inc.:

      A special meeting of stockholders of Proxim, Inc. will be held at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California on Tuesday, March 26, 2002 at 10:00 a.m., local time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of January 16, 2002, among Western Multiplex Corporation, Walnut-Pine Merger Corp., a wholly owned subsidiary of Western Multiplex Corporation, and Proxim, Inc. under which:

•	Walnut-Pine Merger Corp. will be merged into Proxim, with Proxim continuing as the surviving corporation and becoming a wholly owned subsidiary of Western Multiplex; and

•	each issued and outstanding share of Proxim common stock will be canceled and converted into the right to receive 1.8896 shares of Western Multiplex’s Class A common stock.

2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

      Our board of directors has unanimously approved the merger agreement and the merger and recommends that you vote FOR the adoption of the merger agreement. The proposal is described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

      Immediately following the merger, Western Multiplex will change its name to “Proxim Corporation” and its ticker symbol to “PROX.” Proxim, Inc. will change its name to “Proxim Wireless Networks, Inc.”

      Only stockholders of record at the close of business on February 21, 2002 are entitled to notice of the special meeting, and to vote at the special meeting and at any adjournment or postponement thereof.

      All Proxim stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, we urge you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. Holders of record may also vote by telephone or over the Internet by following the instructions provided on the enclosed proxy card. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting. If you fail to return a properly executed proxy card, vote by telephone or over the Internet or vote in person at the special meeting, the effect will be a vote against the proposal to adopt the merger agreement.

      We cannot complete the merger unless holders of shares of Proxim common stock representing a majority of the shares of common stock outstanding as of February 21, 2002 vote to adopt the merger agreement.

      Please do not send any stock certificates at this time.

By order of the board of directors,

Jeffrey D. Saper
Secretary

Sunnyvale, California

February 25, 2002

ADDITIONAL INFORMATION

      This proxy statement/prospectus “incorporates by reference” important business and financial information about Western Multiplex and Proxim from documents that are not included in or delivered with this proxy statement/ prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from the appropriate company at the following addresses:

Western Multiplex Corporation 1196 Borregas Avenue Sunnyvale, California 94089 Tel: (408) 542-5200 Attn: Corporate Secretary	Proxim, Inc. 510 DeGuigne Drive Sunnyvale, California 94085 Tel: (408) 731-2700 Attn: Chief Financial Officer

      If you are a stockholder and would like to request any documents related to Western Multiplex or Proxim, please do so by March 19, 2002 in order to receive them before your special meeting.

      For a more detailed description of the information incorporated by reference into this proxy statement/ prospectus and how you may obtain it, see “Where You Can Find More Information” on page 105.

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
The Companies
Summary of the Merger (see page 39)
Recommendation of the Boards of Directors (see pages 36 and 37)
Opinions of Western Multiplex’s and Proxim’s Financial Advisors (see pages 45 and 54)
Voting Agreements (see page 86)
Overview of the Merger Agreement
Directors and Executive Officers of the Combined Company after the Merger (see page 81)
Interests of Directors and Executive Officers in the Merger (see page 71)
Stockholders Agreement (see page 87)
Tax Consequences (see page 67)
Risks (see page 16)
Restrictions on the Ability to Sell Western Multiplex Stock (see page 70)
Comparative Market Price Information (see page 14)
Regulatory Approval (see page 70)
SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
Summary Historical Financial Data of Western Multiplex (In thousands, except per share amounts)
Summary Historical Consolidated Financial Data of Proxim
Summary Unaudited Pro Forma Condensed Combined Financial Data of Western Multiplex
COMPARATIVE PER SHARE DATA
MARKET PRICE AND DIVIDEND DATA
RISK FACTORS
Risks Relating to the Proposed Merger
Risks Relating to the Combined Company After the Merger
THE SPECIAL MEETINGS
Proxy Statement/Prospectus
Date, Time And Place of the Special Meetings
Purpose of the Special Meetings
Record Date and Outstanding Shares
Quorum and Vote Required
Recommendation of Western Multiplex’s Board of Directors
Recommendation of Proxim’s Board of Directors
Voting of Proxies
Expenses; Solicitation of Proxies
Revocation of Proxies
THE MERGER
Background of the Merger
Joint Reasons for the Merger
Western Multiplex’s Reasons for the Merger
Recommendation of Western Multiplex’s Board of Directors
Opinion of Western Multiplex’s Financial Advisor
Proxim’s Reasons for the Merger
Recommendation of Proxim’s Board of Directors
Opinion of Proxim’s Financial Advisors
Effective Time of the Merger
Merger Consideration
Treatment of Proxim Stock Options and Warrants
Material United States Federal Income Tax Consequences of the Merger
Exchange of Stock Certificates
No Dividends
Regulatory Matters; HSR Act and Antitrust
Accounting Treatment
Restrictions on Sales of Shares by Affiliates of Proxim
Interests of Directors and Executive Officers in the Merger
Stockholders Agreement
No Appraisal Rights
Listing on the Nasdaq National Market of the Common Stock to be Issued in the Merger
Delisting and Deregistration of Proxim Common Stock After the Merger
THE MERGER AGREEMENT
General
Conditions to the Completion of the Merger
“No Solicitation” Provisions
Meetings of Stockholders
Covenants; Conduct of Business Pending the Merger
Other Agreements
Termination
Termination Fees
Representations and Warranties
Amendment; Extension and Waiver
Expenses; Reimbursement
AGREEMENTS RELATED TO THE MERGER
Voting Agreements
Stockholders Agreement
Indemnification Agreement
Employment Agreements
Change of Control Severance Arrangements
Affiliate Agreements
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
COMPARISON OF RIGHTS OF HOLDERS OF WESTERN MULTIPLEX COMMON STOCK AND PROXIM COMMON STOCK
PRINCIPAL STOCKHOLDERS OF WESTERN MULTIPLEX
PRINCIPAL STOCKHOLDERS OF PROXIM
EXPERTS
LEGAL AND TAX MATTERS
SUBMISSION OF STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
Information on Western Multiplex’s Web Sites
Information on Proxim’s Web Sites
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
SIGNATURES
EXHIBIT INDEX
EXHIBIT 8.1
EXHIBIT 8.2
EXHIBIT 23.3
EXHIBIT 23.4
EXHIBIT 99.7
EXHIBIT 99.8

ii

ANNEX A	Merger Agreement
ANNEX B	Opinion of Credit Suisse First Boston Corporation
ANNEX C	Opinion of JPMorgan H&Q
ANNEX D	Opinion of Broadview International LLC

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:     Why are Proxim and Western Multiplex proposing to merge?

A:	We are proposing to merge because we believe that the combination of our companies provides the potential for stronger combined operating and financial results than either company could achieve on its own. The proposed merger combines a leading fixed wireless company with a leading provider of wireless local area networking equipment. The combined company will seek to take advantage of the complementary strengths of Western Multiplex and Proxim and address strategic opportunities more quickly and effectively. In addition, we believe the combined company will have increased management depth and business scale, a broader combined technology and products portfolio, an expanded sales and distribution channel and reduced administrative expenses and we believe that the combined company will be the only company offering comprehensive and integrated end-to-end wireless networking solutions for mobile wireless backhaul, fiber extension and redundancy, enterprise wireless LAN and campus networking, last mile access and home networking.

Q:	What will Proxim stockholders receive in the merger?

A:	If we complete the merger, holders of Proxim common stock will be entitled to receive 1.8996 shares of Western Multiplex common stock for each share of Proxim common stock they hold on the date of the merger and Western Multiplex will make a cash payment to Proxim stockholders instead of issuing fractional shares in the merger. For example, if you own 1,000 shares of Proxim common stock, you will be entitled to receive 1,899 shares of Western Multiplex common stock in exchange for your Proxim shares and a cash payment equal to the value of 0.6 shares of Western Multiplex common stock. The number of shares of Western Multiplex common stock to be issued for each share of Proxim common stock is fixed and will not be adjusted based upon changes in the values of Western Multiplex or Proxim common stock. As a result, the value of the Western Multiplex shares you will be entitled to receive in the merger will not be known before the merger and will go up and down as the market price of Western Multiplex common stock goes up or down. We encourage you to obtain current market quotations for Western Multiplex and Proxim common stock.

Q:	What stockholder approvals are needed?

A:	For Western Multiplex, the affirmative vote of the holders of a majority of the Western Multiplex shares represented at the Western Multiplex special meeting at which a quorum is present is required to approve the issuance of Western Multiplex common stock in connection with the merger. Affiliates of Ripplewood Holdings L.L.C., which beneficially own a majority of the outstanding common stock of Western Multiplex, have agreed to vote their shares in favor of the issuance of Western Multiplex common stock in connection with the merger. Thus, we expect the proposal to be approved by Western Multiplex stockholders regardless of how other Western Multiplex stockholders vote.

For Proxim, the affirmative vote of holders of Proxim common stock representing a majority of the outstanding shares of Proxim common stock as of February 21, 2002 is required to adopt the merger agreement. Proxim’s directors and executive officers, who collectively owned approximately 1.3% of the outstanding Proxim common stock as of February 21, 2002, have agreed with Western Multiplex to vote all of their shares in favor of adoption of the merger agreement.

Q:	When do you expect to complete the merger?

A:	We are working to complete the merger as quickly as possible. We expect to complete the merger at the end of the first calendar quarter or early in the second calendar quarter of 2002.

Q:	Are Proxim or Western Multiplex stockholders entitled to appraisal rights?

A:	No. Holders of Proxim and Western Multiplex stock do not have the right to an appraisal of the value of their shares in connection with the merger. See “The Merger — No Appraisal Rights” on page 73.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/ prospectus, please complete and sign your proxy and return it in the enclosed return envelope as soon as possible, so that your shares may be represented at your special meeting. If you return your proxy card but do not include instructions on how to vote your proxy, we will vote your shares FOR the proposals being made at your special meeting unless your shares are held in “street name” in a brokerage account. Proxim stockholders of record may also vote by telephone or over the Internet by following the instructions on the enclosed proxy card.

The Proxim and Western Multiplex special meetings will take place on Tuesday, March 26, 2002. You may attend your special meeting and vote your shares in person rather than voting by proxy.

Q:	What happens if I do not vote?

A:	If you are a Proxim stockholder and you do not submit a proxy or vote in person at your special meeting, it will have the same effect as a vote against adoption of the merger agreement. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for the purposes of determining the presence of a quorum, but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against adoption of the merger agreement.

If you are a Western Multiplex stockholder and you do not submit a proxy or vote in person at your special meeting, your shares will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Western Multiplex common stock on the merger. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for the purposes of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against the issuance of Western Multiplex common stock in the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you hold Proxim common stock and do not instruct your broker how to vote your shares, it will be equivalent to voting against the proposal being made at your special meeting.

For a more complete description of voting shares held in “street name,” see the section entitled “The Special Meetings” on page 35.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. If you want to change your vote, send the corporate secretary of Western Multiplex or Proxim, as applicable, a later-dated, signed proxy card before your special meeting or attend your special meeting and vote in person. Proxim stockholders of record may also revoke proxies by a later-dated proxy using the telephone or Internet voting procedures described on the enclosed proxy card. You may also revoke your proxy by sending written notice to the relevant corporate secretary before your special meeting.

Q:	Should I send in my stock certificates now?

A:	No. Stockholders should not send in their stock certificates now. After the merger is completed, we will send you written instructions for exchanging your stock certificates for certificates representing shares of the combined company.

Q:     Whom should I call with questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact:

Western Multiplex stockholders:	Proxim stockholders:
Georgeson Shareholder Communications 111 Commerce Road Carlstadt, New Jersey 07072 Toll Free: (866) 649-8027 or	Georgeson Shareholder Communications 111 Commerce Road Carlstadt, New Jersey 07072 Toll Free: (866) 649-8027 or
Western Multiplex Corporation 1196 Borregas Avenue Sunnyvale, California 94089 Tel: (408) 542-5200 Attn: Corporate Secretary	Proxim, Inc. 510 DeGuigne Drive Sunnyvale, California 94085 Tel: (408) 731-2700 Attn: Chief Financial Officer

You may also obtain additional information about Western Multiplex and Proxim from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information” on page 105.

SUMMARY OF THE PROXY STATEMENT/ PROSPECTUS

      We are sending this proxy statement/prospectus to Western Multiplex and Proxim stockholders. This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To better understand the merger, you should read this entire document carefully, including the Agreement and Plan of Reorganization attached as Annex A, the opinion of Credit Suisse First Boston Corporation attached as Annex B, the opinion of JPMorgan H&Q attached as Annex C, and the opinion of Broadview International LLC attached as Annex D, and the other documents to which we refer. In addition, we incorporate by reference in this proxy statement/prospectus important business and financial information about Western Multiplex and Proxim. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 105. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

          Western Multiplex Corporation

          1196 Borregas Avenue
          Sunnyvale, California 94089
          (408) 542-5200

      Western Multiplex Corporation is a leader in broadband fixed-wireless communication systems used by leading Internet Service Providers, telecommunications carriers and corporations worldwide. Western Multiplex’s fixed-wireless telco and IP based systems address the growing need of service providers and end-users to rapidly and cost-effectively deploy high-speed communication networks for mobile communication backhaul, fiber extension, multi-tenant/multi-dwelling unit Internet access, enterprise, government and education campus connectivity and enable last mile access.

          Proxim, Inc.

          510 DeGuigne Drive
          Sunnyvale, California 94085
          (408) 731-2700

      Proxim, Inc., a leader in wireless networking, delivers a range of flexible, multi-standard wireless networking solutions for enterprises, service providers, small business and homes. With more than 15 years at the forefront of wireless networking innovation and product development, Proxim has solutions that meet the unique needs of every market it serves. Proxim is a member of the Wireless Ethernet Compatibility Alliance and a Promoter of the Home Radio Frequency Working Group. The company is headquartered in Sunnyvale, California, with offices globally.

Summary of the Merger (see page 39)

      In the merger, Walnut-Pine Merger Corp., a newly-formed wholly owned subsidiary of Western Multiplex Corporation, will merge into Proxim, Inc. with Proxim, Inc. surviving the merger as a wholly owned subsidiary of Western Multiplex Corporation. As a result of the merger, each share of Proxim, Inc. common stock will be converted into the right to receive 1.8896 shares of the common stock of Western Multiplex Corporation. Each share of Western Multiplex Corporation common stock outstanding prior to the merger will be unaffected by the merger. Immediately following the merger, the combined company will change its name to “Proxim Corporation” and its subsidiary, Proxim, Inc., will change its name to “Proxim Wireless Networks, Inc.” The stock certificates issued to former Proxim, Inc. stockholders will bear the name Proxim Corporation rather than Western Multiplex Corporation, and Proxim Corporation will change its ticker symbol from “WMUX” to “PROX”.

      Holders of Proxim common stock will receive cash for any fractional shares they would otherwise be entitled to receive in the merger. The amount of cash paid will be calculated by multiplying the fractional share interest each holder of Proxim common stock would otherwise be entitled to receive by the average closing price per share of Western Multiplex common stock over the five trading days preceding the date of completion of the merger.

      Proxim stockholders will receive shares of Western Multiplex common stock representing approximately 50% of the total number of shares of the combined company common stock outstanding following the merger, based on shares and share equivalents outstanding on January 16, 2002. On February 22, 2002, the last trading day before the date of this proxy statement/prospectus, Western Multiplex common stock closed at $1.96 per share on NASDAQ.

      We have attached the merger agreement, which is the legal document that governs the merger, as Annex A to this proxy statement/prospectus. We encourage you to read it carefully.

Recommendation of the Boards of Directors (see pages 36 and 37)

      After careful consideration, Proxim’s board of directors unanimously determined that the merger is fair to, and in the best interests of, Proxim and its stockholders and has declared the merger agreement advisable. Proxim’s board of directors unanimously recommends that Proxim stockholders vote FOR adoption of the merger agreement.

      After careful consideration, Western Multiplex’s board of directors unanimously determined that the merger is fair to, and in the best interests of, Western Multiplex and its stockholders and has declared the merger agreement advisable. Western Multiplex’s board of directors unanimously recommends that stockholders of Western Multiplex vote FOR the issuance of Western Multiplex common stock in connection with the merger.

Opinions of Western Multiplex’s and Proxim’s Financial Advisors (see pages 45 and 54)

      In connection with the proposed merger, Western Multiplex’s financial advisor, Credit Suisse First Boston Corporation, delivered a written opinion to the Western Multiplex board of directors as to the fairness, from a financial point of view, to Western Multiplex of the exchange ratio provided for in the merger. The full text of Credit Suisse First Boston’s written opinion, dated January 16, 2002, is attached to this proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Credit Suisse First Boston’s opinion is addressed to the Western Multiplex board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.

      In connection with the proposed merger, Proxim’s financial advisors, JPMorgan H&Q and Broadview International LLC, delivered their respective written opinions to the Proxim board of directors as to the fairness, from a financial point of view, to Proxim’s stockholders of the exchange ratio provided for in the merger. The full texts of JPMorgan H&Q’s written opinion, dated January 16, 2002, and Broadview’s written opinion, dated January 16, 2002, are attached to this proxy statement/prospectus as Annex C and Annex D. We encourage you to read these opinions carefully in their entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. JPMorgan H&Q’s opinion and Broadview’s opinion, respectively, are addressed to the Proxim board of directors and do not constitute a recommendation to any stockholder as to any matters relating to the merger.

Voting Agreements (see page 86)

      As more fully described in this proxy statement/prospectus, a number of stockholders of each of Western Multiplex and Proxim have agreed to vote all of their shares of Western Multiplex or Proxim common stock, as the case may be, in favor of the transaction. The Western Multiplex stockholders who have agreed with Proxim to vote for the share issuance include Jonathan N. Zakin, the Chairman and Chief Executive Officer of Western Multiplex, Amir Zoufonoun, the President and the Chief Operating

Officer of Western Multiplex, and affiliates of Ripplewood Holdings L.L.C., which beneficially own a majority of the outstanding shares of Western Multiplex common stock. Thus, we expect the share issuance proposal to be approved by Western Multiplex stockholders regardless of how other Western Multiplex stockholders vote. The Proxim directors and executive officers who have agreed with Western Multiplex to vote in favor of the adoption of the merger agreement include David C. King, Proxim’s Chairman and Chief Executive Officer, Keith E. Glover, Proxim’s Chief Financial Officer, and each of Proxim’s directors. Such persons collectively beneficially own 1.3% of the outstanding Proxim common stock as of the Proxim record date.

Overview of the Merger Agreement

Conditions to Completion of the Merger (see page 75)

      Western Multiplex’s and Proxim’s obligations to complete the merger are subject to the satisfaction or waiver of several closing conditions, including the following:

•	Proxim stockholders must adopt the merger agreement and Western Multiplex stockholders must approve the issuance of Western Multiplex common stock in the merger;

•	the waiting period applicable to the merger under the Hart-Scott-Rodino Act must have expired or been terminated;

•	there must not be any pending or threatened suit or action asserted by a governmental entity challenging or seeking to restrain or prohibit the completion of the merger;

•	each party must have received an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the shares of Western Multiplex common stock to be issued in connection with the merger must be approved for listing on NASDAQ, subject to official notice of issuance.

      In addition, the obligation of each of Western Multiplex and Proxim to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party in the merger agreement must be true and correct, except as would not have a material adverse effect; and

•	the other party must have complied in all material respects with all agreements and covenants in the merger agreement.

Termination of the Merger Agreement (see page 81)

      Western Multiplex and Proxim have the right to terminate the merger agreement before the merger is completed:

•	by mutual written consent;

•	by either party, if the merger has not been completed by July 31, 2002 through no fault of the terminating party;

•	by either party, if a governmental entity permanently restricts or enjoins consummation of the merger;

•	by either party, if the stockholders of Western Multiplex fail to approve the issuance of Western Multiplex common stock in the merger or if the stockholders of Proxim fail to adopt the merger agreement, at their respective stockholders’ meeting;

•	by either party, if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement such that the conditions to closing would not be satisfied, and such breach has not been or cannot be cured on or before July 31, 2002;

•	by either party, if the other party’s board of directors withdraws, amends or modifies its recommendation of the merger, or fails to reaffirm its recommendation following announcement of a competing acquisition proposal;

•	by either party, if the other party’s board of directors has approved or recommended any competing acquisition proposal;

•	by either party, if the other party’s board of directors failed to call, hold and convene its stockholders’ meeting;

•	by either party, if a tender or exchange offer has been commenced by a third party for the other party’s securities and such other party has not sent to its securityholders a statement that its board of directors recommends rejecting such tender or exchange offer; and

•	by either party, if its board of directors determines that its fiduciary duties require it to do so following receipt of a competing acquisition proposal from a third party that is superior to the terms of the merger agreement.

Termination Fees; Costs (see page 82)

      Western Multiplex or Proxim may be required to pay a termination fee to the other as follows:

•	Proxim may be obligated to pay Western Multiplex a termination fee of $9.5 million if the merger agreement is terminated in specified circumstances following the public announcement of a competing acquisition proposal involving Proxim; and

•	Western Multiplex may be obligated to pay Proxim a termination fee of $9.5 million if the merger agreement is terminated in specified circumstances following the public announcement of a competing acquisition proposal involving Western Multiplex.

      In addition, if Proxim’s stockholders fail to adopt the merger agreement or Western Multiplex’s stockholders fail to approve the share issuance in circumstances in which the termination fee described above would not be payable, the other party would be entitled to the reimbursement of up to $1.5 million in fees and expenses incurred in connection with the merger.

“No Solicitation” Provisions (see page 77)

      The merger agreement contains detailed provisions prohibiting Western Multiplex and Proxim from seeking a competing acquisition transaction. These “no solicitation” provisions prohibit Western Multiplex and Proxim, as well as their officers, directors, subsidiaries and representatives, from taking any action to solicit a competing acquisition proposal.

Directors and Executive Officers of the Combined Company after the Merger (see page 81)

      After the merger, the board of directors of the combined company will consist of seven members, including three current members of Western Multiplex’s board of directors, three current members of Proxim’s board of directors and one independent member selected with the approval of the other six.

      Following the merger, Jonathan N. Zakin, the current Chief Executive Officer and Chairman of the board of directors of Western Multiplex, will be Chairman and the Chief Executive Officer of the combined company, Proxim Corporation. David C. King, the current Chief Executive Officer, President and Chairman of the board of directors of Proxim, will be appointed President and Chief Operating Officer of Proxim Corporation. Keith E. Glover, the current Chief Financial Officer of Proxim, will be appointed as Executive Vice President and Chief Financial Officer of Proxim Corporation and Amir Zoufonoun, the current President and Chief Operating Officer of Western Multiplex, will be appointed Executive Vice President, Technology of Proxim Corporation.

Interests of Directors and Executive Officers in the Merger (see page 71)

      When considering the recommendation of Western Multiplex’s and Proxim’s boards of directors, you should be aware that some of the directors and executive officers in each company have interests in the merger that are different from, or are in addition to, yours. These interests include:

•	David C. King, Proxim’s Chairman and Chief Executive Officer, has entered into an employment agreement with Western Multiplex effective on the closing of the merger that provides for a new grant of options to purchase shares of the combined company and new terms and conditions of his employment as President and Chief Operating Officer of the combined company, including certain change of control severance benefits;

•	Amir Zoufonoun, Western Multiplex’s President and Chief Operating Officer, will enter into an employment agreement with Western Multiplex to become effective upon the closing of the merger which will govern the terms of his employment as Executive Vice President, Technology of the combined company and will provide for the forgiveness of certain debts owed by Mr. Zoufonoun to Western Multiplex;

•	the issuance of shares in the merger will increase the number of shares of outstanding Western Multiplex common stock and is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to Western Multiplex’s affiliates, including our stockholders affiliated with Ripplewood Holdings L.L.C., who collectively will beneficially own approximately 27% of the combined company’s common stock and two of whose officers are currently directors of Western Multiplex, and which may help facilitate any broader transfers of shares by these affiliates;

•	as a result of the merger, 900,000 unvested options held by Jonathan N. Zakin to acquire shares of Western Multiplex common stock, 290,046 unvested options held by Amir Zoufonoun to acquire shares of Western Multiplex common stock and 237,500 unvested options held by David C. King to acquire shares of Proxim common stock, in each case, will vest and become fully exercisable;

•	in addition to Mr. King’s employment arrangements, six officers of Proxim have change of control severance agreements which provide for acceleration of their stock options and severance packages if they are terminated without cause or constructively discharged during the 24 months following the closing of the merger;

•	four of Western Multiplex’s executive officers will receive severance packages and acceleration of their stock options in connection with their departure following the closing of the merger;

•	three directors from each company’s board of directors, including Messrs. Zakin and King, will become members of the board of directors of the combined company;

•	unvested options issued under two of Proxim’s stock option plans will accelerate in part upon completion of the merger; and

•	the combined company will indemnify each present and former Western Multiplex and Proxim officer and director as well as affiliates of Ripplewood Holdings L.L.C. against liabilities arising out of such person’s services as an officer or director and the transactions contemplated by the merger agreement, and Western Multiplex will maintain Proxim’s officers’ and directors’ liability insurance to cover any such liabilities for the next six years.

Stockholders Agreement (see page 87)

      Affiliates of Ripplewood Holdings L.L.C. currently hold a majority of the outstanding common stock of Western Multiplex. The substantial majority of those shares are eligible for sale to the public pursuant to registration rights held by these affiliates and under Rule 144 of the Securities Act. As an inducement to Proxim’s willingness to enter into the merger agreement, Western Multiplex and these affiliates of Ripplewood Holdings L.L.C. that own shares of Western Multiplex common stock have entered into a stockholders agreement that will become effective upon the completion of the merger. This stockholders agreement, among other things:

•	limits the number of shares of common stock of the combined company that affiliates of Ripplewood Holdings L.L.C. may sell or transfer until the earlier of the one-year anniversary of the completion of the merger and the date that affiliates of Ripplewood Holdings L.L.C. no longer own at least 10% of the outstanding Western Multiplex common stock of the combined company, and

•	grants demand registration rights and piggyback registration rights to affiliates of Ripplewood Holdings L.L.C. subject to customary limitations.

Tax Consequences (see page 67)

      We expect that, if the merger is completed, you will not recognize gain or loss for United States federal income tax purposes, except with respect to the cash, if any, received by Proxim stockholders instead of fractional shares of Western Multiplex common stock. However, we strongly encourage you to consult your own tax advisor to determine your particular tax consequences.

Risks (see page 16)

      In evaluating the merger agreement or the issuance of Western Multiplex common stock in the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors”.

Restrictions on the Ability to Sell Western Multiplex Stock (see page 70)

      All shares of Western Multiplex common stock received by Proxim stockholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of either Western Multiplex or Proxim under the Securities Act of 1933. Shares of Western Multiplex received by affiliates may only be sold pursuant to Rule 145 of the Securities Act or pursuant to a registration statement or an exemption from the requirements of the Securities Act.

Comparative Market Price Information (see page 14)

      Western Multiplex’s common stock is listed on the Nasdaq National Market. On January 16, 2002, the last full trading day prior to the public announcement of the proposed merger, Western Multiplex’s common stock closed at $4.20 per share. On February 22, 2002, the last trading day prior to the date of this proxy statement/ prospectus, Western Multiplex’s common stock closed at $1.96 per share.

      Proxim’s common stock is listed on the Nasdaq National Market. On January 16, 2002, the last full trading day prior to the public announcement of the proposed merger, Proxim’s common stock closed at $8.72 per share. On February 22, 2002, the last trading day prior to the date of this proxy statement/ prospectus, Proxim’s common stock closed at $3.53 per share.

      Stockholders of both companies should obtain current market quotations.

Regulatory Approval (see page 70)

      The merger is subject to review by the Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

      The following tables present summary historical financial data, summary unaudited pro forma combined financial data, market price and dividend data and comparative per share data for Western Multiplex and Proxim. The summary unaudited combined pro forma data includes the results of operations and financial data of Western Multiplex and Proxim and should be read in conjunction with the introduction to pro forma financial information, pro forma financial statements and related notes included elsewhere in this proxy statement/prospectus.

      The following selected financial data are only a summary and should be read in conjunction with Western Multiplex’s consolidated financial statements and related notes included in Western Multiplex’s annual reports and other financial information included in Western Multiplex’s filings with the SEC. See “Where You Can Find More Information” on page 105. The statement of operations data for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data at December 31, 2001 and 2000 are derived from consolidated financial statements audited by Arthur Andersen LLP, independent accountants, incorporated by reference in this proxy statement/ prospectus. The statement of operations data for the years ended December 31, 1998 and 1997 and balance sheet data as of December 31, 1999 and 1998 are derived from audited financial statements not incorporated by reference in this proxy statement/ prospectus. The balance sheet data as of December 31, 1997 are derived from unaudited financial statements not incorporated by reference in this proxy statement/ prospectus.

Summary Historical Financial Data of Western Multiplex

(In thousands, except per share amounts)

	Years Ended December 31,

	1997	1998	1999	2000	2001

Statements of Operations Data:
Revenue, net	$32,108	$32,903	$44,750	$105,508	$105,730
Gross profit	16,069	15,200	22,280	55,042	49,843
Income (loss) from operations	5,065	3,004	4,376	13,404	(31,087)
Net income (loss)	3,488	1,835	1,177	6,295	(25,598)
Basic net income (loss) per share	$0.04	$0.02	$0.02	$0.13	$(0.44)
Diluted net income (loss) per share	$0.04	$0.02	$0.02	$0.12	$(0.44)
Shares used in computing basic net income (loss) per share	80,000	80,000	73,000	47,045	57,559
Shares used in computing diluted net income (loss) per share	80,000	80,000	73,000	52,081	57,559

	December 31,

	1997	1998	1999	2000	2001

	(Unaudited)
Balance Sheets Data:
Cash and cash equivalents	$3,507	$1,377	$1,913	$31,094	$16,552
Short-term investments	—	—	—	20,633	6,738
Working capital	10,266	9,835	4,481	84,684	65,083
Total assets	34,937	35,146	43,322	140,877	134,398
Long-term obligations, less current portion	—	—	19,153	28	—
Total stockholders’ equity	31,845	30,719	11,006	122,024	118,252
Dividends per common share	0.15	—	—	—	—

     The following selected financial data are only a summary and should be read in conjunction with Proxim’s financial statements and related notes included in Proxim’s annual reports and other financial information included in Proxim’s filings with the SEC. See “Where You Can Find More Information” on page 105. The statement of operations data for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data at December 31, 2001 and 2000 are derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, incorporated by reference in this proxy statement/ prospectus. The statement of operations data for the years ended December 31, 1998 and 1997 and balance sheet data as of December 31, 1999, 1998 and 1997 are derived from audited financial statements not incorporated by reference in this proxy statement/ prospectus.

Summary Historical Consolidated Financial Data of Proxim

(In thousands, except per share amounts)

	Years Ended December 31,

	1997	1998	1999	2000	2001

Statements of Operations Data:
Revenue	$45,091	$52,047	$70,067	$107,498	$85,536
Gross profit (loss)	21,605	25,136	32,872	46,135	(16,663)
Income (loss) from operations	1,309	5,499	1,188	2,135	(92,587)
Net income (loss)	447	5,153	409	2,149	(107,799)
Basic net income (loss) per share	$0.02	$0.25	$0.02	$0.08	$(3.87)
Diluted net income (loss) per share	$0.02	$0.23	$0.02	$0.07	$(3.87)
Shares used in computing basic net income (loss) per share	20,388	20,928	22,968	25,868	27,860
Shares used in computing diluted net income (loss) per share	22,508	22,728	25,696	28,933	27,860

	December 31,

	1997	1998	1999	2000	2001

Balance Sheets Data:
Cash and cash equivalents	$63,068	$39,549	$46,924	$49,355	$48,012
Marketable securities	—	28,178	21,341	21,233	939
Working capital	73,901	81,950	90,804	122,226	80,602
Total assets	90,163	95,626	145,555	198,170	126,353
Long-term obligations, less current portion	—	—	2,300	4,349	10,017
Total stockholders’ equity	79,637	86,699	131,053	180,335	106,921
Dividends per common share	—	—	—	—	—

Summary Unaudited Pro Forma Condensed Combined

Financial Data of Western Multiplex
(In thousands, except per share amounts)

      The summary unaudited pro forma condensed combined financial data below presents Western Multiplex summary statements of operations and certain balance sheet data on a pro forma basis to reflect Western Multiplex’s proposed merger with Proxim as though such transaction had occurred on January 1, 2001 for the statement of operations data and on December 31, 2001 for the balance sheet data. The summary unaudited consolidated pro forma condensed combined financial data should be read in conjunction with the full unaudited pro forma condensed combined financial information beginning on page 91 of this proxy statement/ prospectus as well as the respective audited consolidated financial statements and related notes of Western Multiplex and audited consolidated financial statements and related notes of Proxim incorporated by reference in this proxy statement/ prospectus.

      You should not rely on the selected unaudited pro forma condensed combined financial information as an indication of the results of operations or financial position that would have been achieved if this merger had taken place earlier or of the results of operations or financial position of the combined company after completion of the merger.

Year Ended
December 31,
2001

Statements of Operations Data:
Revenue, net	$191,266
Gross profit	36,012
Impairment of goodwill and intangible assets	4,331
Amortization of deferred stock compensation	5,931
Amortization of goodwill and intangible assets	14,473
Loss from operations	(114,986)
Net loss	(124,709)
Basic and diluted net loss per share	$(1.13)
Shares used in computing basic and diluted net loss per share	110,203

December 31,
2001

Balance Sheet Data:
Cash and cash equivalents	$64,564
Working capital	132,599
Goodwill and other intangible assets, net	222,470
Total assets	422,919
Long-term obligations, less current portion	10,017
Total stockholders’ equity	$373,341

COMPARATIVE PER SHARE DATA

      The information below reflects:

•	the historical net loss and book value per share of Western Multiplex common stock and the historical net loss and book value per share of Proxim common stock in comparison with the unaudited combined pro forma net loss and book value per share of Western Multiplex after giving effect to the proposed merger of Western Multiplex with Proxim as though such transaction had occurred on January 1, 2001 and December 31, 2001, respectively, using the purchase method of accounting for business combinations; and

•	the unaudited combined pro forma net loss and book value per share attributable to 1.8896 shares of Western Multiplex common stock which will be received for each share of Proxim common stock.

      You should read the tables below in conjunction with the respective audited financial statements and related notes of Western Multiplex and audited consolidated financial statements and related notes of Proxim incorporated by reference in this proxy statement/prospectus and the unaudited pro forma combined financial information and notes related to these financial statements included elsewhere in this proxy statement/prospectus. You should not rely on the unaudited combined data as an indication of the results of operations or financial position that would have been achieved if this merger had taken place earlier or of the results of operations or financial position of the combined company after completion of the merger.

Year Ended
December 31,
2001

Historical per share data — Western Multiplex basic and diluted net loss per share	$(0.44)
Book value per share (unaudited)	$2.00

Year Ended
December 31,
2001

Historical per share data — Proxim basic and diluted net loss per share	$(3.87)
Book value per share (unaudited)	$3.41

Year Ended
December 31,
2001

(Unaudited)
Pro Forma per share data — Combined basic and diluted net loss per Western Multiplex share	$(1.13)
Basic and diluted net loss per equivalent Proxim share(1)	$(2.14)
Book value per Western Multiplex share	$3.15
Book value per equivalent Proxim share(1)	$5.96

(1)	The equivalent combined pro forma net loss and book value per Proxim share is calculated by multiplying the combined pro forma per share amounts by the exchange ratio of 1.8896 shares of Western Multiplex common stock for each share of Proxim common stock.

MARKET PRICE AND DIVIDEND DATA

      Shares of Western Multiplex and Proxim common stock are listed on the Nasdaq National Market. Public trading of Western Multiplex’s common stock under the symbol “WMUX” commenced on August 1, 2000. Public trading of Proxim’s common stock under the symbol “PROX” commenced on December 15, 1993.

      The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for a share of Western Multiplex and Proxim common stock as reported on NASDAQ.

	Western Multiplex		Proxim
	Common Stock		Common Stock

	High	Low	High	Low

1999
First Quarter	—	—	$16.44	$10.44
Second Quarter	—	—	29.00	14.34
Third Quarter	—	—	29.84	19.66
Fourth Quarter	—	—	55.00	18.19
2000
First Quarter	—	—	$85.33	$41.25
Second Quarter	—	—	60.38	30.59
Third Quarter (see note below)	$21.44	$12.00	63.25	36.00
Fourth Quarter	17.13	4.94	65.94	35.50
2001
First Quarter	$17.00	$6.63	$38.69	$8.97
Second Quarter	8.20	2.50	18.16	9.00
Third Quarter	5.60	2.82	13.53	7.91
Fourth Quarter	5.85	3.25	12.95	6.72
2002
First Quarter (through February 22, 2002)	$5.78	$1.85	$11.10	$3.52

      The market information for the third quarter of 2000 includes market price information for Western Multiplex common stock from August 1, 2000 (the first trading day following its initial public offering) through September 29, 2000, the last trading day of the period.

      The following table sets forth the closing prices per share of Western Multiplex common stock and Proxim common stock as reported on NASDAQ on:

•	January 16, 2002, the last full trading day prior to the public announcement of the proposed merger; and

•	February 22, 2002, the last full trading day for which closing prices were available prior to the printing of this proxy statement/prospectus.

      The following table also sets forth the equivalent prices per share of Proxim common stock. The equivalent price per share of Proxim common stock is equal to the closing price of a share of Western Multiplex common stock on the applicable date multiplied by 1.8896, which is the number of shares of Western Multiplex common stock to be issued in the merger in exchange for each share of Proxim common stock. The equivalent per share prices reflect the market value of Western Multiplex common stock that Proxim stockholders would be entitled to receive for each share of Proxim common stock if the merger were completed on the specified dates. Because the market price of Western Multiplex common stock may increase or decrease before the merger is completed, Proxim stockholders are urged to obtain current market quotations.

			Equivalent Price
			Per Share of
	Western Multiplex	Proxim	Proxim
Date	Common Stock	Common Stock	Common Stock

January 16, 2002	$4.20	$8.72	$7.94
February 22, 2002	1.96	3.53	3.70

      Western Multiplex’s and Proxim’s fiscal years end on December 31 of each year. In 1997, Western Multiplex declared and paid an $11.6 million dividend to GTI Acquisition Corp., its parent company at that time. Western Multiplex has never paid dividends with respect to any shares of its capital stock since that time. Following the merger, Western Multiplex common stock will be listed on NASDAQ under the symbol “PROX” and there will be no further market for former shares of Proxim common stock.

RISK FACTORS

      Western Multiplex and Proxim will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in, or incorporated by reference into, this proxy statement/ prospectus, you should carefully consider the risks described below before deciding how to vote your shares. Additional risks and uncertainties not presently known to Western Multiplex and Proxim, or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Western Multiplex and Proxim as a combined company.

Risks Relating to the Proposed Merger

Proxim stockholders will be entitled to receive a fixed number of shares of Western Multiplex common stock regardless of any changes in market value of Proxim or Western Multiplex common stock before completion of the merger.

      Upon completion of the merger, each share of Proxim common stock will be converted into the right to receive 1.8896 shares of Western Multiplex common stock. The exchange ratio will not be adjusted for changes in the market price of Western Multiplex common stock or Proxim common stock. As a result, the specific dollar value of Western Multiplex common stock that Proxim stockholders will be entitled to receive and that Western Multiplex stockholders will retain upon completion of the merger will depend on the market value of Western Multiplex common stock when the merger is completed, and may increase or decrease from the date you submit your proxy. The share prices of Western Multiplex common stock and Proxim common stock are subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility. Stock price changes may result from a variety of factors that are beyond the control of Western Multiplex and Proxim, including changes in their businesses, operations and prospects, regulatory considerations and general market and economic conditions. Neither party is permitted to “walk away” from the merger solely because of changes in the market price of either party’s common stock.

Western Multiplex and Proxim may not achieve the benefits they expect from the merger, which may have a material adverse effect on the combined company’s business, financial condition and operating results and/or could result in the loss of key personnel.

      The combined company will need to overcome significant challenges in order to realize any benefits or synergies from the merger, including the timely, efficient and successful execution of a number of post-merger events, including:

•	integrating the operations of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of both companies and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform standards, controls, procedures, policies and information systems.

      The execution of these post-merger events will involve considerable risks and may not be successful.

These risks include:

•	the potential disruption of the combined company’s ongoing business and distraction of its management;

•	unanticipated expenses and potential delays related to integration of technology and other resources of the two companies;

•	the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel; and

•	potential unknown liabilities associated with the merger and the combined operations.

      The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger.

The market price of the combined company’s common stock may decline as a result of the merger.

      The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons, including if:

•	the integration of the two companies is not completed in a timely and efficient manner;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts, industry analysts or investors; or

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial analysts, industry analysts or investors.

      Failure to complete the merger could harm Proxim’s and/or Western Multiplex’s stock price, future business and operations.

The merger could harm the financial results of the combined company.

      Western Multiplex and Proxim expect to incur transaction costs of approximately $14 million in connection with the merger. If the benefits of the merger do not exceed the associated costs, including costs associated with integrating the two companies and dilution to Western Multiplex’s and/or Proxim’s stockholders resulting from the issuance of shares in connection with the merger, the combined company’s financial results, including earnings per share, could be materially harmed.

Some of Western Multiplex’s and Proxim’s officers and directors have conflicts of interest that may influence them to support or approve the merger.

      The officers and directors of Western Multiplex and Proxim participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the following:

•	David C. King, Proxim’s Chairman, President and Chief Executive Officer, has entered into an employment agreement with Western Multiplex effective on the closing of the merger that provides for the grant of options to purchase shares of the combined company and the terms and conditions of his employment as President and Chief Operating Officer of the combined company, including certain change of control severance benefits;

•	Amir Zoufonoun, Western Multiplex’s President and Chief Operating Officer, will enter into an employment agreement with Western Multiplex to become effective upon the closing of the merger which will govern the terms of his employment as Executive Vice President, Technology of the combined company and provide for the forgiveness of certain debts owed by Mr. Zoufonoun to Western Multiplex;

•	the issuance of shares in the merger will increase the number of shares of outstanding Western Multiplex common stock and is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to our affiliates, including our stockholders affiliated with Ripplewood Holdings L.L.C., who collectively will beneficially own approximately 27.1% of the combined company’s common stock and two of whose officers are current directors of Western Multiplex, and which may help facilitate any broader transfer of shares by these affiliates;

•	as a result of the merger, 900,000 unvested options held by Jonathan N. Zakin to acquire shares of Western Multiplex common stock, 290,046 unvested options held by Amir Zoufonoun to acquire shares of Western Multiplex common stock and 237,500 unvested options held by David C. King to acquire shares of Proxim common stock, in each case, will vest and become fully exercisable;

•	in addition to Mr. King’s employment arrangements, six officers of Proxim have change of control severance agreements which provide for acceleration of their stock options and severance packages if they are terminated without cause or constructively discharged during the 24 months following the closing of the merger;

•	four of Western Multiplex’s executive officers will receive severance packages and acceleration of their stock options in connection with their departure following the closing of the merger;

•	three directors from each company’s board of directors, including Messrs. Zakin and King, will become members of the board of directors of the combined company;

•	unvested options issued under two of Proxim’s stock option plans will accelerate in part upon completion of the merger; and

•	the combined company will indemnify each present and former Western Multiplex and Proxim officer and director as well as affiliates of Ripplewood Holdings L.L.C. against liabilities arising out of such person’s services as an officer or director and the transactions contemplated by the merger agreement, and Western Multiplex will maintain Proxim’s officers’ and directors’ liability insurance to cover any such liabilities for the next six years.

      The receipt of compensation or other benefits in the merger, or the continuation of indemnification arrangements for current directors of Western Multiplex and Proxim following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the proposals.

Sales of Western Multiplex and Proxim products could decline if customer relationships are disrupted by the merger.

      The merger may have the effect of disrupting customer relationships. Western Multiplex and Proxim customers may not continue their current buying patterns during the pendency of, and following, the merger. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of the combined company or may instead purchase products of competitors. Any significant delay or reduction in orders for Western Multiplex or Proxim products could cause sales of the combined company’s products to decline.

During the pendency of the merger, Western Multiplex and Proxim may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

      Covenants in the merger agreement may impede the ability of Western Multiplex or Proxim to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not consummated, the parties may be at a disadvantage to their competitors. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Both companies may be subject to adverse regulatory conditions.

      A condition to completing the merger is the termination or expiration of the waiting period under the Hart-Scott-Rodino Act. We cannot assure you that the Department of Justice or Federal Trade Commission will not try to prevent the merger or seek to impose restrictions or conditions on the combined company as a condition of their not challenging the merger. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the merger, or lessen the anticipated benefits of the merger.

Future operating results of the combined company could be adversely affected as a result of purchase accounting treatment and the impact of amortization and impairment of intangible assets relating to the merger.

      In accordance with generally accepted accounting principles, Western Multiplex will account for the merger using the purchase method of accounting. Under the purchase method of accounting, Western Multiplex will record the market value of the Western Multiplex common stock issued in connection with the merger, the fair value of the options to purchase Proxim common stock that becomes options to purchase Western Multiplex common stock and the amount of direct transaction costs as the cost of combining with Proxim. Western Multiplex will allocate that cost of the individual assets acquired and liabilities assumed, including various identifiable intangible assets (such as acquired technology and acquired trademarks and trade names) and to in-process research and development, based on their respective fair values at the date of the completion of the merger. Intangible assets will be required to be amortized prospectively over their estimated useful lives. The purchase price will also be allocated to deferred compensation, based on the portion of the intrinsic value of the unvested Proxim options assumed by Western Multiplex to the extent that service is required after completion of the merger in order to vest. Any excess of the purchase price over those fair market values will be accounted for as goodwill. Western Multiplex will not be required to amortize goodwill against income but goodwill will be subject to periodic reviews for impairment. If Western Multiplex is required to recognize an impairment charge, the charge will negatively impact reported earnings in the period of the charge.

Risks Relating to the Combined Company After the Merger

The combined company is not profitable on a pro forma basis and may not be profitable in the future.

      On a pro forma basis, Proxim Corporation, the combined company, had a net loss of approximately $124.7 million for the year ended December 31, 2001. We cannot assure you that the combined company’s revenue will increase or continue at current levels or growth rates or that the combined company will achieve profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of the combined company’s business and the limited histories of Western Multiplex and Proxim in producing many of their current products, period-to-period comparisons of operating results are not necessarily meaningful and you should not rely on them as indicating what the combined company’s future performance will be.

      We expect that the combined company will continue to incur significant sales, marketing, product development and administrative expenses. As a result, the combined company will need to generate significant revenue to achieve profitability and we cannot assure you that it will achieve profitability in the future. Any failure to significantly increase its revenue as the combined company implements its product and distribution strategies would harm the combined company’s business, operating results and financial condition.

The combined company will have a limited operating history with some of its current product lines, which makes your evaluation of the combined company difficult and will affect many aspects of the combined company’s business.

      Proxim has been producing its 802.11a and HomeRF 2.0 products for a limited amount of time and Western Multiplex has just begun production of its Tsunami point-to-multipoint product. The combined company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:

•	an evolving and unpredictable business model;

•	uncertain acceptance of new products and services;

•	competition; and

•	challenges in managing growth.

      We cannot assure you that the combined company will succeed in addressing these risks. If the combined company fails to do so, its revenue and operating results could be materially harmed.

The combined company may experience fluctuations in operating results and may not be able to adjust spending in time to compensate for any unexpected revenue shortfall which may cause operating results to fall below expectations of securities analysts and investors.

      The combined company’s operating results may fluctuate significantly in the future as a result of a variety of factors, many of which will be outside its control. The combined company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially harm the combined company’s operating results and financial condition, and may cause operating results to fall below the expectations of securities analysts and investors. If this happens, the trading price of the combined company’s common stock could decline significantly.

      Factors that may harm operating results include:

•	the effectiveness of the combined company’s distribution channels and the success in maintaining its current distribution channels and developing new distribution channels;

•	the combined company’s ability to effectively manage the development of new business segments and markets;

•	the combined company’s ability to successfully manage the integration of operations;

•	the sell-through rate of Proxim’s Symphony HomeRF products through consumer retail channels;

•	market adoption of radio frequency, or RF, standards-based products (such as those compliant with the HomeRF, IEEE 802.11b, IEEE 802.11a, or Bluetooth specifications);

•	market demand for Western Multiplex’s point-to-point Lynx and Tsunami systems;

•	market demand for Western Multiplex’s point-to-multipoint systems;

•	technical difficulties, system downtime or other similar failures;

•	the combined company’s ability to upgrade and develop its systems and infrastructure;

•	difficulties in expanding and conducting international operations; and

•	general economic conditions and economic conditions specific to the wireless communications industry.

      Historically, Proxim and Western Multiplex have not operated with a significant order backlog and a substantial portion of their revenues in any quarter has been derived from orders booked and shipped in that quarter. Accordingly, a significant component of revenue expectations will be based almost entirely on internal estimates of future demand and not on firm customer orders. Planned operating expense levels are relatively fixed in the short term and are based in large part on these estimates. If orders and revenue do not meet expectations, the combined company’s operating results could be materially adversely affected.

Shares eligible for future sale, including shares owned by the principal stockholders of Western Multiplex, may cause the market price of the combined company’s common stock to drop significantly, even if the combined company’s business is doing well.

      The potential for sales of substantial amounts of the combined company’s common stock into the public market after the merger may adversely affect the market price of the combined company’s common stock. After the merger is completed, we will have approximately 118.6 million shares of common stock outstanding based on the number of shares of Proxim common stock and Western Multiplex common stock outstanding as of February 21, 2002. Of these shares, approximately 32.1 million will be held by affiliates of Ripplewood Holdings L.L.C. and an aggregate of approximately 8.5 million will be held by Jonathan Zakin, who is the Chairman and Chief Executive Officer of Western Multiplex, and Michael Seedman, who is currently a director of Western Multiplex, and their respective affiliates. The shares of the combined company’s common stock held by these stockholders will be “restricted securities” within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144 or in a registered offering. In the event that the affiliates of Ripplewood Holdings L.L.C. distribute shares that they hold to their members and partners that are not affiliates of the combined company, those distributed shares could be immediately sold without regard to any volume limitations. However, in connection with the execution of the merger agreement, the affiliates of Ripplewood Holdings L.L.C. that hold shares of Western Multiplex common stock entered into a stockholders agreement with Western Multiplex that will result in limitations on their ability to transfer their shares, including distributions to members and partners, for a limited period of time and will provide registration rights with respect to their shares. In general, these limitations will permit transfers of at least five million shares during the first 30 days after the merger and, during each subsequent 30-day period prior to the expiration of the limitations will permit transfers of an additional number of shares equal to the average weekly trading volume in the combined company’s common stock during the prior four-week period. See “Agreements Related to the Merger — Stockholders Agreement.”

      In addition to outstanding shares eligible for sale, as of January 16, 2002, the date the merger agreement was signed, options and warrants to acquire 10,340,070 shares of common stock of Western Multiplex and 9,758,641 shares of common stock of Proxim were outstanding. Also, as of January 16, 2002, the date the merger agreement was signed, approximately an additional 3,515,512 million shares of Western Multiplex common stock and 5,583,723 shares of Proxim common stock were reserved for issuance to employees of Western Multiplex and Proxim under their existing stock option plans.

Competition within the wireless networking industry is intense and is expected to increase significantly. The combined company’s failure to compete successfully could materially harm its prospects and financial results.

      The market for broadband wireless systems and wireless local area networking and building to building markets are extremely competitive and we expect that competition will intensify in the future. Increased competition could adversely affect our business and operating results through pricing pressures, the loss of market share and other factors. The principal competitive factors affecting wireless local area networking and fixed wireless markets include the following: data throughput; effective RF coverage area; interference immunity; network security; network scalability; price; integration with voice technology; wireless networking protocol sophistication; ability to support industry standards; roaming capability; power consumption; product miniaturization; product reliability; ease of use; product costs; product features and applications; product time to market; product certifications; changes to government regulations with respect to each country served and related to the use of radio spectrum; brand recognition; OEM partnerships; marketing alliances; manufacturing capabilities and experience; effective distribution channels; and company reputation.

      The combined company could be at a disadvantage to competitors, particularly Alcatel, Agere Systems (formerly part of Lucent Technologies), Business Networks AB, Cisco Systems, Ericsson, Linksys and Nortel Networks Corporation, that have broader distribution channels, brand recognition, extensive patent portfolios and more diversified product lines. We have several competitors in our commercial wireless business, including without limitation Agere Systems, Alvarion (the merger of Breezecom and Floware), Cisco Systems (which acquired Aironet Wireless Communications), Enterasys, Intersil, Nokia, Symbol Technologies and 3COM.

      The combined company also faces competition from a variety of companies that offer different technologies in the emerging home networking market, including several companies developing competing wireless networking products. Additionally, numerous companies have announced their intention to develop competing products in both the commercial wireless and home networking markets, including several Asia-based companies offering low-price IEEE 802.11b products. We could also face future competition from companies that offer products which replace network adapters or offer alternative communications solutions, or from large computer companies, PC peripheral companies, as well as other large networking equipment companies. Furthermore, we could face competition from certain of our OEM customers, which have, or could acquire, wireless engineering and product development capabilities, or might elect to offer competing technologies. We can offer no assurance that the combined company will be able to compete successfully against these competitors or those competitive pressures we face will not adversely affect our business or operating results.

      Many of our present and potential competitors have substantially greater financial, marketing, technical and other resources with which to pursue engineering, manufacturing, marketing, and distribution of their products. These competitors may succeed in establishing technology standards or strategic alliances in the wireless LAN and building to building markets, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. We can offer no assurance the combined company will succeed in developing products or technologies that are more effective than those developed by our competitors. Furthermore, we compete with companies that have high volume manufacturing and extensive marketing and distribution capabilities, areas in which we have only limited experience. We can offer no assurance that the combined company will be able to compete successfully against existing and new competitors as wireless markets evolve and the level of competition increases.

Wireless networking markets are subject to rapid technological change and to compete, the combined company must continually introduce new products that achieve broad market acceptance.

      Proxim has expended substantial resources in developing products that are designed to conform to the IEEE 802.11 standards and the HomeRF specification. There can be no assurance, however, that the IEEE 802.11 compliant products and Symphony HomeRF products will have a meaningful commercial impact. In 1999, the IEEE approved a new 2.4 GHz wireless LAN standard, designated as 802.11b. Based on direct sequence spread spectrum technology, this new standard increased the nominal data rate from 2 Mbps to 11 Mbps. In October 2000, Proxim began to offer 802.11b products sourced from a third party developer and manufacturer, and there can be no assurance that the products will be competitive in the market. In addition, Proxim has developed higher-speed frequency hopping technology based on the FCC Part 15 rule change adopted in August 2000, that allows for wider band hopping channels and increases the data rate from 1.6 Mbps to up to 10 Mbps. There can be no assurance that any such new products will compete effectively with IEEE 802.11b standard compliant products.

      In 1999, a group of computer and telecommunications industry leaders, led by Ericsson, began developing a short range RF method to connect mobile devices without cables called Bluetooth. Based on low power 2.4 GHz frequency hopping spread spectrum technology, numerous organizations are planning to deploy Bluetooth technology in a wide variety of mobile devices such as cellular telephones, notebook computers and handheld computers. Proxim has not developed products that comply with Bluetooth. While Bluetooth technology is available to develop or acquire in the market, there can be no assurance that the combined company will develop or acquire such technology, or that if it does develop or acquire such technology, that such products will be competitive in the market.

      In 2000, the IEEE approved a new 5 GHz wireless LAN standard designated as 802.11a. This new standard is based on Orthogonal Frequency Division Multiplexing, or OFDM, technology with multiple data rates ranging from below 10 Mbps to approximately 50 Mbps. In 1999, the European Telecommunications Standards Institute Project BRAN (Broadband Radio Access Networks) committee approved a new 5 GHz wireless LAN standard designated as HiperLAN2, also based on OFDM technology. Proxim is currently shipping initial commercial units of 802.11a products, and certain competitors have announced their intention to ship 802.11a products during the first quarter of 2002. In August 2001, Proxim acquired Card Access, Inc. a developer of 802.11a wireless networking products, and is working to develop products based on the 802.11a standard, but there can be no assurance that the 802.11a products will have a meaningful commercial impact.

      The IEEE is evaluating a number of improvements and enhancements to the 802.11a at 5 GHz and 802.11b at 2.4 GHz standards. The 802.11g proposal is a high speed extension of 802.11b, offering up to 54 Mbps of throughput, that is expected to be approved during 2002 and commercial products are expected to be available by early 2003. The 802.11e proposal is a quality of service enhancement to the 802.11a and 802.11b protocol for streaming multimedia support. The 802.11i proposal addresses enhanced security for both 802.11a and 802.11b. The 802.11h proposal addresses dynamic frequency selection and transmit power control for worldwide radio regulation.

      In addition, Proxim is a core member of the HomeRF Working Group, an industry consortium that is establishing an open industry standard, called the HomeRF specification, for wireless digital communications between PCs and consumer electronic devices, including a common interface specification that supports wireless data and voice services in and around the home. There can be no assurance that the HomeRF specification, or the Symphony HomeRF products that Proxim developed to comply with the specification, will have a meaningful commercial impact. Further, given the emerging nature of the wireless LAN market, there can be no assurance that the RangeLAN2 and Symphony products and technology, or Proxim’s other products or technology, will not be rendered obsolete by alternative or competing technologies. If the combined company is unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire other businesses as an alternative to internal research and development.

To remain competitive, the combined company will need to expand its operations. Failure to effectively manage growth could result in the combined company’s inability to support and maintain its operations.

      We anticipate that the combined company will need to expand its operations in order to address new market opportunities for its products. This expansion could place a significant strain on the management, operational and financial resources of the combined company. We cannot assure you that:

•	the combined company’s personnel, systems, procedures and controls will be adequate to support the combined company’s future operations;

•	management of the combined company will be able to identify, hire, train, motivate or manage required personnel; or

•	management of the combined company will be able to successfully identify and exploit existing and potential market opportunities.

      In addition, the combined company could experience lower earnings as a result of expenses associated with growing its operations, whether through internal development or through acquisitions.

The combined company will depend on international sales and our ability to sustain or expand international sales is subject to many risks, which could adversely affect our operating results.

      Revenue from shipments by Western Multiplex to customers outside of the United States, principally to a limited number of distributors, represented 24%, 33% and 23% of total revenue during the calendar years 2001, 2000 and 1999, respectively. Revenue from shipments by Proxim to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 33%, 18% and 21% of total revenue during the calendar years 2001, 2000 and 1999, respectively. We expect that revenue from shipments to international customers will vary as a percentage of total revenue.

      There are certain risks inherent in doing business in international markets, including the following:

•	uncertainty of product acceptance by customers in foreign countries;

•	export license and documentation requirements;

•	unforeseen changes in regulatory requirements;

•	difficulties in staffing and managing multinational operations;

•	governmental restrictions on the repatriation of funds into the United States;

•	foreign currency fluctuations;

•	longer payment cycles for international distributors;

•	difficulty in collecting accounts receivable;

•	tariffs, duties taxes and other trade barriers;

•	difficulties in finding foreign licensees or joint venture partners; and

•	potential political and economic instability.

      There is a risk that such factors will harm the combined company’s ability to continue to successfully operate internationally and the combined company’s efforts to expand its international operations.

      While international sales for each of Proxim and Western Multiplex are typically denominated in U.S. dollars and the combined company may extend limited credit terms, fluctuations in currency exchange rates could cause the combined company’s products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. There can be no assurance that foreign markets will continue to develop or that the combined company will receive additional orders to supply our products to foreign customers. The combined company’s business and operating results could be materially adversely affected if foreign markets do not continue to develop or if we do not receive additional orders to supply our products for use by foreign customers.

      To successfully expand international sales, the combined company will need to recruit additional international sales and support personnel and expand its relationships with international distributors and value-added resellers. This expansion will require significant management attention and financial resources. The combined company may incur these additional costs and add these management burdens without successfully expanding sales. This failure would cause profitability to decline or losses to increase.

The combined company’s revenue may decline and its profitability may be threatened if the demand for wireless services in general and broadband wireless access systems in particular does not continue to grow.

      The combined company’s success is dependent on the continued trend toward wireless telecommunications and data communications services. If the rate of growth slows and service providers reduce their capital investments in wireless infrastructure or fail to expand into new geographic markets, the combined company’s revenue may decline. Unlike some competitors such as Agere, Alcatel, Cisco, Intel, Linksys and Nortel, among others, the principal product offerings of Proxim and Western Multiplex rely on wireless technologies. Accordingly, the combined company would experience a greater impact from a decline in the demand for wireless services than some of our most important competitors. In addition, wireless access solutions are unproven in the marketplace and some of the wireless technologies, such as Western Multiplex’s Tsunami point-to-multipoint technology and Proxim’s 802.11a and HomeRF 2.0 technologies in which we are currently investing substantial capital, have only been commercially introduced in the last few years. If wireless access technology turns out to be unsuitable for widespread commercial deployment, it is unlikely we could generate enough sales to sustain profitability. We have listed below, in order of importance, the factors that we believe are key to the success or failure of broadband wireless access technology:

•	its reliability and security and the perception by end-users of its reliability and security;

•	its capacity to handle growing demands for faster transmission of increasing amounts of data, voice and video;

•	the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates;

•	its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve;

•	its suitability for a sufficient number of geographic regions; and

•	the availability of sufficient site locations for network service providers to install products at commercially reasonable rates.

      Western Multiplex has experienced the effects of many of the factors listed above in interactions with customers selecting wireless versus wire line technology. For example, because of the frequency with which individuals using cellular phones experience fading or a loss of signal, customers often hold the perception that all broadband wireless technologies will have the same reliability constraints even though the wireless technology Western Multiplex uses does not have the same problems as cellular phones. In some geographic areas, because of adverse weather conditions that affect wireless transmissions, but not wire line technologies, Western Multiplex is not able to sell products as successfully as competitors with wire line technology. In addition, future legislation, legal decisions and regulation relating to the wireless telecommunications industry may slow or delay the deployment of wireless networks. The combined company also may lose customers to different types of wireless technologies. For example, Western Multiplex has only a limited offering of products that operate in licensed radio spectrums. Some customers, however, may want to operate in licensed radio spectrums because they sometimes offer less interference than license free radio spectrums or have other advantages.

The combined company’s business will depend on rapidly evolving telecommunications and Internet industries.

      Our future success is dependent upon the continued growth of the data communications and wireless industries, particularly with regard to Internet usage. The global data communications and Internet industries are evolving rapidly and it is difficult to predict potential growth rates or future trends in technology development. We cannot assure you that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in increased competition and escalating demand for new technologies and services will continue in a manner favorable to the combined company or its business strategies. In addition, there can be no assurance that the growth in demand for wireless and Internet services, and the resulting need for high speed or enhanced data communications products and wireless systems, will continue at its current rate or at all.

Proxim has been dependent on, and the combined company may be dependent on, and receive a significant percentage of its revenue from, a limited number of OEM customers.

      A limited number of OEM customers may contribute a significant percentage of the combined company’s pro forma revenue. Sales to one Proxim customer in calendar years 2000 and 1999 represented approximately 12% and 30% of total revenue, respectively. Sales to a limited number of OEM customers are expected to continue to account for a substantial portion of the combined company’s revenue for the foreseeable future. Proxim also has experienced quarter to quarter variability in sales to each of its major OEM customers and expects this pattern to continue in the future. Sales of many of Proxim’s wireless networking products depend upon the decision of a prospective OEM customer to develop and market wireless solutions which incorporate Proxim’s wireless technology. OEM customers’ orders are affected by a variety of factors, including the following:

•	new product introductions;

•	end-user demand for OEM customers’ products;

•	OEM customers’ product life cycles;

•	inventory levels;

•	market and OEM customers’ adoption of new wireless standards;

•	manufacturing strategies;

•	lengthy design-in cycles;

•	pricing;

•	regulatory changes;

•	contract awards; and

•	competitive situations.

      Proxim’s agreements with OEM customers typically do not require minimum purchase quantities. The loss of one or more of, or a significant reduction in orders from, the combined company’s major OEM customers could materially and adversely affect the combined company’s operating results or stock price. In this regard, in the first quarter of 2001, Intel Corporation, a HomeRF OEM customer, announced that it would offer competing IEEE 802.11b products for its next generation of consumer wireless networking devices. This announcement resulted in a decrease in the market price of Proxim’s common stock. In addition, there can be no assurance that the combined company will become a qualified supplier for new OEM customers or that the combined company will remain a qualified supplier for existing OEM customers.

Western Multiplex currently derives a substantial portion of its revenue from a limited number of distributors. Therefore, a decrease or loss in business from any of them may cause a significant delay or decline in the revenue of the combined company and could harm its reputation.

      Western Multiplex currently generates a significant amount of revenue from a limited number of distributors. The loss of business from any of these distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce the combined company’s revenue, delay recognition of revenue, harm its reputation or reduce its ability to accurately predict cash flow. For the year ended December 31, 2001, approximately 52% of Western Multiplex’s revenue was derived from three distributors, and approximately 30% of its revenue was derived from one of the three distributors. Western Multiplex does not have long-term contracts with any of these distributors. While the combined company will have a more diversified and expansive customer base, the future success of the combined company will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors.

Western Multiplex and Proxim depend on limited suppliers for key components that are difficult to manufacture, and because the combined company may not have long-term arrangements with these suppliers, it could experience disruptions in supply that could decrease or delay the recognition of revenues.

      Western Multiplex and Proxim depend on single or limited source suppliers for several key components used in their products. Proxim depends on single sources for its proprietary application specific integrated circuits, or ASICs, and assembled circuit boards. Following the merger, any disruptions in the supply of these components or assemblies could delay or decrease the revenues of the combined company. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. The combined company does not have any long-term arrangements with its suppliers. If, for any reason, a supplier fails to meet its quantity or quality requirements, or stops selling components to it or its contract manufacturers at commercially reasonable prices, the combined company could experience significant production delays and cost increases, as well as higher warranty expenses and product reputation problems. Because the key components and assemblies of Western Multiplex’s and Proxim’s products are complex, difficult to manufacture and require long lead times, the combined company may have difficulty finding alternative suppliers to produce its components and assemblies on a timely basis. Western Multiplex and Proxim have experienced shortages of some of these components in the past, which delayed related revenue, and the combined company may experience shortages in the future. In addition, because the majority of Western Multiplex’s and Proxim’s products have a short sales cycle of between 30 and 90 days, the combined company may have difficulty in making accurate and reliable forecasts of product needs. As a result, the combined company could experience shortages in supply, which could delay or decrease revenue because our customers may cancel their orders or choose a competitor for their future needs.

Western Multiplex and Proxim have limited manufacturing capability and the combined company will need to increasingly depend on contract manufacturers for their manufacturing requirements.

      Proxim currently has limited manufacturing capability and no experience in large scale or foreign manufacturing. If Proxim’s customers were to concurrently place orders for unexpectedly large product quantities, Proxim’s present manufacturing capacity might be inadequate to meet the demand. There can be no assurance that the combined company will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, the combined company will need to achieve significant product cost reductions. Although the combined company intends to achieve cost reductions through engineering improvements, production economies, and manufacturing at lower cost locations including outside the United States, there can be no assurance that it will be able to do so. In order to remain competitive, the combined company must continue to introduce new products and processes into its manufacturing environment, and there can be no assurance that any such new products will not create obsolete inventories related to older products.

      Proxim currently conducts its manufacturing operations for RangeLAN2, Harmony, Stratum and 900 MHz products at its corporate headquarters in Sunnyvale, California. In addition, Proxim relies on contract and subcontract manufacturers for turnkey manufacturing and circuit board assemblies which subjects the combined company to additional risks, including a potential inability to obtain an adequate supply of finished assemblies and assembled circuit boards and reduced control over the price, timely delivery and quality of such finished assemblies and assembled circuit boards. If the Sunnyvale facility were to become incapable of operating, even temporarily, or were unable to operate at or near our current or full capacity for an extended period, the combined company’s business and operating results could be materially adversely affected.

      Proxim currently outsources manufacturing for its HomeRF products with Flextronics International, Inc., a turnkey contract manufacturer. Western Multiplex depends on three contract manufacturers to produce the majority of its products, and it depends on one of these manufacturers for the entire production of its Tsunami point-to-multipoint product. Changes in the combined company’s manufacturing operations to incorporate new products and processes, or to manufacture at lower cost locations outside the United States, could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and negatively affect our business and operating results. In addition, the combined company’s reliance on a limited number of manufacturers involves a number of risks, including the risk that these manufacturers may terminate their relationship with the combined company, may choose not to devote adequate capacity to produce the combined company’s products or may delay production of the combined company’s products. If any of these risks are realized, the combined company could experience an interruption in supply, which could have an adverse impact on the timing and amount of the combined company’s revenues.

      Each of Western Multiplex and Proxim has in the past experienced higher than expected demand for its products. This resulted in delays in the delivery of certain products due to temporary shortages of certain components, particularly components with long lead times, and insufficient manufacturing capacity. Due to the complex nature of the combined company’s products and manufacturing processes, including products manufactured by our licensing partners, the worldwide demand for some wireless technology components and other factors, there can be no assurance that delays in the delivery of products will not occur in the future.

The average selling prices of Western Multiplex’s and Proxim’s products have been declining, and the combined company may be unable to achieve the manufacturing cost reductions and improvements required in order to remain profitable.

      The average selling prices of Western Multiplex’s and Proxim’s products have been declining in recent years. If the combined company does not reduce production costs and other expenses, it may not be able to offset this continuing decline and achieve or maintain profitability. The combined company also must develop and introduce on a timely basis new systems that can be sold at higher average selling prices.

Failure to develop these new systems would cause the revenue of the combined company to decline or to increase more slowly.

      We expect that average selling prices of the combined company’s products will continue to decrease because one of its strategies will be to increase the percentage of domestic and international sales being made through distributors and value-added resellers, and to OEM customers, which involve lower prices than our direct sales. This risk from declining average selling prices may also intensify because we expect that market conditions, particularly falling prices for competing broadband solutions, will force the combined company to reduce prices over time. Under some circumstances, the combined company may be forced to reduce prices even if it causes it to decrease gross profit or to take a loss on its products. The combined company may also be unable to reduce sufficiently the cost of its products to enable them to compete with other broadband access technologies with lower product costs. In order to remain competitive, the combined company will need to design its products so that they can be manufactured with low-cost, automated manufacturing, assembly and testing techniques. We cannot assure you that the combined company will be successful in designing its products to allow contract manufacturers to use lower-cost, automated techniques. In addition, any redesign may fail to result in sufficient cost reductions to allow the combined company to significantly reduce the price of its products or prevent its gross profit from declining as prices decline.

Because many of the current and planned products of the combined company are or will be highly complex, they may contain defects or errors that are detected only after deployment in complex networks and which, if detected, could harm the reputation of the combined company and result in a decrease in revenue or in difficulty collecting accounts receivable.

      Many of the complex products of the combined company can only be fully tested when deployed in commercial networks. As a result, end-users may discover defects or errors or experience breakdowns in their networks after the products have been deployed. The occurrence of any defects or errors in these products could result in:

•	failure to achieve market acceptance and loss of market share;

•	cancellation of orders;

•	difficulty in collecting accounts receivable;

•	increased service and warranty costs;

•	diversion of resources, legal actions by customers and end-users; and

•	increased insurance costs and other losses to the combined company or to end-users.

      End-users have discovered errors in the products of Proxim and Western Multiplex in the past and may discover errors in these products in the future. Because customers often delay deployment of a full system until the products have been tested by them and any defects have been corrected, these revisions caused delays in orders by our customers for our systems. Because the strategy of the combined company will be to introduce more complex products in the future, this risk will intensify over time.

To compete effectively, the combined company will need to establish and expand new distribution channels for Proxim’s home networking products and Western Multiplex’s point-to-multipoint products.

      To date, a substantial percentage of Proxim’s revenue has been derived from OEM customers through its direct sales force. Proxim sells its branded RangeLAN2 and Harmony products through domestic and international distributors. The combined company intends to add new distributors and value added resellers for the Symphony HomeRF family of cordless home and small office networking products and the Tsunami point-to-multipoint products. Symphony HomeRF products are currently sold through computer retailers, leading computer catalogs and numerous on-line retail sites over the Internet, including Proxim’s e-commerce Web site at www.proxim.com. The point-to-multipoint products are sold through Western Multiplex’s current domestic and international distributors. In general, distributors, value added resellers and retailers offer products of several different companies, including products that may compete with our products. Accordingly, they may give higher priority to products of other suppliers, thus reducing their efforts to sell the combined company’s products. In addition they often focus on specific markets and we will need to add new distributors and value added resellers as we expand our sales to new markets. Agreements with distributors and retailers are generally terminable at their option. Any reduction in sales efforts or termination of a relationship may materially and adversely affect our business and operating results. Use of distributors and retailers also entails the risk that they will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, they may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in the combined company’s future operating results.

Broadband wireless access solutions have some disadvantages and limitations as compared to other alternative broadband access solutions that may prevent widespread adoption, which could hurt the combined company’s profitability and prospects.

      Broadband wireless access solutions, including point-to-point and point-to-multipoint systems, compete with other high-speed access solutions such as digital subscriber lines, cable modem technology, fiber optic cable and other high-speed wire line and satellite technologies. If the market for the combined company’s point-to-point and point-to-multipoint solutions fails to develop or develops more slowly than we expect due to this competition, the combined company’s sales opportunities and profitability will be harmed. Many of these alternative technologies can take advantage of existing installed infrastructure and are generally perceived to be reliable and secure. As a result, they have already achieved significantly greater market acceptance and penetration than point-to-point and point-to-multipoint broadband wireless access technologies. Moreover, current point-to-point and point-to-multipoint broadband wireless access technologies have inherent technical limitations that may inhibit their widespread adoption in many areas, including the need for line-of-sight installation and, in the case of operating frequencies above 11 GHz, reduced communication distance in bad weather.

      We expect point-to-point and point-to-multipoint broadband wireless access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in broadband wireless access solutions.

Broadband wireless access products require a direct line-of-sight, which may limit the ability of service providers to deploy them in a cost-effective manner and could harm our sales.

      Because of line-of-sight limitations, service providers often install broadband wireless access equipment on the rooftops of buildings and on other tall structures. Before undertaking these installations, service providers must generally secure roof rights from the owners of each building or other structure on which the equipment is to be installed. The inability to easily and cost-effectively obtain roof rights may deter customers from choosing to install broadband wireless access equipment, which could have an adverse effect on our sales.

Inability to attract and retain key personnel could hinder the combined company’s ability to operate.

      The combined company’s success depends to a large extent on the continued services of Mr. Zakin, Mr. King and other members of Western Multiplex’s and Proxim’s senior management teams. The loss of the services of any of these management members could harm the combined company because of the crucial role each of them is expected to play in its operations and strategic development. In order to be successful, the combined company also must retain and motivate key employees, including those in managerial, technical, marketing and sales positions. In particular, the combined company’s product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, marketing and support personnel in the wireless networking industry are in high demand and competition for their talents is intense. This is particularly the case in Silicon Valley, where Proxim’s and Western Multiplex’s headquarters are located. In particular, employees of Proxim and Western Multiplex may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. This circumstance may adversely affect the combined company’s ability to attract and retain key management, technical, sales and marketing personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the merger and morale challenges posed by any workforce reduction that may be implemented by the combined company anticipated in connection with the merger.

The combined company may have difficulties with its acquisitions and investments, which could adversely affect its growth and financial condition.

      From time to time, the combined company may consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by the combined company to pursue a significant business expansion or new business opportunity would be accompanied by risks, including, among others:

•	requiring the combined company to invest a substantial amount of capital, which could materially harm its financial condition and its ability to implement its existing business strategy;

•	requiring the combined company to issue additional equity interests, which would be dilutive to its stockholders;

•	placing additional and substantial burdens on the combined company’s management personnel and its financial and operational systems;

•	the difficulty of assimilating the operations, technology and personnel of the acquired companies;

•	the potential disruption of the ongoing business of the combined company;

•	the possible inability to retain key technical and managerial personnel;

•	potential additional expenses associated with amortization of purchased intangible assets or the impairment of goodwill;

•	additional expenses associated with the activities and expansion of the acquired businesses; and

•	the possible impairment of relationships with existing employees, customers, suppliers and investors.

      In addition, we cannot assure you that the combined company will be successful in overcoming these risks or any other problems encountered in connection with any acquisitions or other investments that it may make in the future.

Affiliates of Ripplewood Holdings L.L.C. will beneficially own a significant percentage of the combined company’s common stock, which will allow them to significantly influence matters requiring shareholder approval and could discourage potential acquisitions of the combined company.

      Immediately after the merger, affiliates of Ripplewood Holdings L.L.C. will together control approximately 27.1% of the combined company’s outstanding common stock. These stockholders will be able to exert significant influence over actions requiring the approval of the combined company’s stockholders, including many types of change of control transactions and any amendments to the combined company’s certificate of incorporation. The interests of the affiliates of Ripplewood Holdings L.L.C. may be different than other stockholders of the combined company. In addition, the significant ownership percentage of affiliates of Ripplewood Holdings L.L.C. could have the effect of delaying or preventing a change of control of the combined company or otherwise discourage a potential acquiror from obtaining control of the combined company.

If the combined company fails to protect its intellectual property rights or if such rights are not adequately protected under current law, competitors may be able to use its technology or trademarks and this could weaken the combined company’s competitive position, reduce its revenue and increase costs.

      The combined company will rely on intellectual property laws to protect the products that it owns, develops and licenses. The combined company will also rely on confidentiality agreements with some of its licensees and other third parties and confidentiality agreements and policies covering its employees. We cannot assure you that such laws and measures will provide sufficient protection, that other companies will not develop technologies that are similar or superior or that third parties will not copy or otherwise obtain and use the combined company’s technologies without authorization.

Possible third-party claims of infringement of proprietary rights against the combined company could have a material adverse effect on the combined company’s business, results of operation and financial condition.

      The communications industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. There can be no assurance that third parties will not assert infringement claims against the combined company, that any such assertion of infringement will not result in litigation or that the combined company would prevail in such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost to the combined company and diversion of its personnel, require the combined company to develop new technology or require the combined company to enter into royalty or licensing arrangements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the combined company, or at all. In the event of a successful claim of infringement or misappropriation against the combined company, and its failure or inability to develop non-infringing technology or to license the infringed, misappropriated or similar technology at a reasonable cost, the combined company’s business, results of operations and financial condition would be materially adversely affected. In addition, the combined company may be obligated to indemnify its customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement for the combined company to indemnify its customers could have a material adverse effect on its business, results of operations and financial condition.

Proxim has commenced United States patent infringement and International Trade Commission legal actions against a number of its competitors, and is the subject of counter suits and patent infringement counterclaims. Should the outcome of this patent, trade commission or any related litigation be unfavorable, the combined company may be required to pay damages and other expenses, or the combined company could be enjoined from selling certain products, which could materially and adversely affect the business, financial condition and operating results of the combined company.

      Proxim is currently involved in patent and International Trade Commission litigation with respect to alleged infringement of certain of its United States patent rights related to direct sequence wireless local area networking technology. This litigation has resulted in, and could in the future continue to result in, substantial costs and diversion of management resources of the combined company. In addition, this litigation, if determined adversely to the combined company, could result in the payment of substantial damages and/or royalties or prohibitions against utilization of essential technologies, and could materially and adversely affect the business, financial condition and operating results of the combined company.

      On March 8, 2001, Proxim filed two lawsuits for infringement of three United States Patents for wireless networking technology: one suit in the U.S. District Court for the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation; and one suit in the U.S. District Court for the District of Delaware against 3Com Corporation, SMC, Symbol Technologies and Wayport. These suits seek an injunction against continued infringement, damages resulting from the infringement and the defendants’ conduct, interest on the damages, attorneys’ fees and costs, and such further relief as the respective courts deem just and appropriate.

      On March 9, 2001, Proxim filed suit with the International Trade Commission (ITC) in Washington, D.C. asking the ITC to stop the importation of products that infringe its patented wireless networking technology. Eight companies are identified in this action; Acer, Addtron, Ambicom, Compex, D-Link, Enterasys, Linksys and Melco. Proxim has notified these and other companies that it believes are currently or have been infringing its patents. On May 9, 2001, Proxim filed to remove Compex from the ITC complaint as Compex entered into an agreement with the Company to license these patents. Intersil and Agere Systems have filed motions to intervene in the proceedings before the ITC and these motions have been approved by the ITC.

      On or about April 24, 2001, Intersil Corporation and Cisco Systems, Incorporated filed suit in the U.S. District Court for the District of Delaware seeking that Proxim’s patents be found invalid, unenforceable and not infringed. Intersil and Cisco are seeking damages and attorneys’ fees from Proxim based upon alleged breach of contract and unfair competition.

      On or about May 1, 2001, Symbol Technologies filed patent infringement counterclaims in the U.S. District Court for the District of Delaware alleging that Proxim infringes four Symbol wireless LAN patents. Symbol is seeking unspecified damages and a permanent injunction against Proxim related to these infringement claims.

      On or about May 31, 2001, Agere Systems filed suit in the U.S. District Court for the District of Delaware alleging that Proxim infringes three Agere patents. Agere is seeking unspecified damages and a permanent injunction against Proxim related to its infringement claims. On July 9, 2001, Proxim filed an amended answer and counterclaim to the Agere Systems suit. Proxim is seeking declaratory judgment for non-infringement, invalidity and unenforceability of certain Agere Systems patents, as well as damages for violation of the antitrust laws of the United States.

      On August 8, 2001, Proxim filed an amended answer and counterclaim, further seeking damages for violation of the antitrust laws of the United States. On December 13, 2001, Proxim filed a second amended answer and counterclaim, seeking to add Agere’s parent, Agere Systems, Inc., as a party.

      On December 4, 2001, Symbol filed suit in the U.S. District Court for the District of Delaware alleging that Proxim infringes four Symbol patents related to systems for packet data transmission. Symbol is seeking an award for unspecified damages and a permanent injunction against Proxim based on alleged patent infringement counterclaims. On December 18, 2001 Proxim filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four asserted Symbol patents, injunctive and monetary relief for Symbol’s infringement of a Proxim patent, monetary relief for Symbol’s false patent marking, and injunctive and monetary relief for Symbol’s unfair competition under the Lanham Act, common law unfair competition and tortious interference.

      The results of any litigation matter are inherently uncertain. In the event of any adverse decision in the described legal actions or any other related litigation with third parties that could arise in the future with respect to patents or other intellectual property rights relevant to Proxim’s or Western Multiplex’s products, the combined company could be required to pay damages and other expenses, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. These matters are in the early stages of litigation and, accordingly, neither Western Multiplex nor Proxim can make any assurance that these matters will not materially and adversely affect the business, financial condition or operating results of the combined company.

Compliance with governmental regulations in multiple jurisdictions where we sell our products is difficult and costly.

      In the United States, Western Multiplex and Proxim are subject to various Federal Communications Commission, or FCC, rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Proxim’s spread spectrum wireless products are certified for unlicensed operation in the 902 - 928 MHz, 2.4 - 2.4835 GHz, 5.15 - 5.35 GHz and 5.725 - 5.825 GHz

frequency bands. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status in the frequency. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of our products experience excessive interference from primary users, market acceptance of our products could be adversely affected, which could materially and adversely affect our business and operating results. The FCC, however, has established certain standards that create an irrefutable presumption of noninterference for Part 15 users and we believe that our products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum, changes in the use of allocated frequency spectrum, or modification to the standards establishing an irrefutable presumption for unlicensed Part 15 users, would not significantly affect our operations by rendering current products obsolete, restricting the applications and markets served by our products or increasing the opportunity for additional competition.

      Our products are also subject to regulatory requirements in international markets and, therefore, we must monitor the development of spread spectrum and other radio frequency regulations in certain countries that represent potential markets for our products. While there can be no assurance that we will be able to comply with regulations in any particular country, the combined company will design our RangeLAN2, RangeLAN-DS, Harmony, Symphony and Symphony HomeRF products to minimize the design modifications required to meet various 2.4 GHz international spread spectrum regulations. In addition, we will seek to obtain international certifications for the Symphony and Symphony HomeRF product line in countries where there is a substantial market for home PCs and Internet connectivity. Changes in, or the failure by us to comply with, applicable domestic and international regulations could materially adversely affect our business and operating results. In addition, with respect to those countries that do not follow FCC regulations, we may need to modify our products to meet local rules and regulations.

      Regulatory changes by the FCC or by regulatory agencies outside the United States, including changes in the allocation of available frequency spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete or increasing the opportunity for additional competition. Several changes by the FCC were approved within the last eight years including changes in the allocation and use of available frequency spectrum, as well as the granting of an interim waiver. These approved changes could create opportunities for other wireless networking products and services. There can be no assurance that new regulations will not be promulgated, that could materially and adversely affect our business and operating results.

      It is possible that the United States and other jurisdictions will adopt new laws and regulations affecting the pricing, characteristics and quality of broadband wireless systems and products. Increased government regulations could:

•	decrease the growth of the broadband wireless industry;

•	hinder the combined company’s ability to conduct business internationally;

•	reduce the combined company’s revenues;

•	increase the costs of the combined company’s products;

•	increase the combined company’s operating expenses; and

•	expose the combined company to significant liabilities.

      Any of these events or circumstances could seriously harm the combined company’s business and results of operations.

The price of the combined company’s common stock following the merger may be subject to wide fluctuation, and you may lose all or part of your investment in the common stock.

      The trading prices of Proxim common stock and Western Multiplex common stock have been subject to wide fluctuations, which are likely to continue following the merger. The trading price of the combined company’s common stock may fluctuate in response to a number of events and factors, including:

•	quarterly variations in revenues and operating results;

•	announcements of innovations and new products;

•	strategic developments or business combinations by the combined company or its competitors;

•	changes in the combined company’s expected operating expense levels;

•	changes in financial estimates and recommendations of financial and industry analysts;

•	the operating and securities price performance of comparable companies; and

•	news reports relating to trends in the wireless communications industry.

      In addition, the stock market in general, and the market prices for wireless-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may influence the trading price of Western Multiplex common stock before the merger and the trading price of the combined company’s common stock following the merger. These trading price fluctuations may make it more difficult to use the combined company’s common stock as currency to make acquisitions following the merger that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. In addition, you may lose all or part of your investment in the combined company’s common stock.

Provisions of Western Multiplex’s certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

      Some provisions in Western Multiplex’s certificate of incorporation and bylaws, which will be the certificate of incorporation and bylaws of the combined company following the merger, could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control of the combined company. The stockholders of the combined company might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-market price of its common stock. Among other things, Western Multiplex’s certificate of incorporation and bylaws:

•	authorize its board of directors to issue preferred stock with the terms of each series to be fixed by the board of directors;

•	divide its board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

•	permit directors to be removed only for cause; and

•	specify advance notice requirements for stockholder proposals and director nominations.

      In addition, with some exceptions, the Delaware General Corporation Law will restrict or delay mergers and other business combinations between the combined company and any stockholder that acquires 15% or more of the combined company’s voting stock.

THE SPECIAL MEETINGS

Proxy Statement/ Prospectus

      This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by each of Western Multiplex’s and Proxim’s board of directors in connection with the proposed merger. This proxy statement/prospectus is first being furnished to stockholders of Western Multiplex and Proxim on or about February 26, 2002.

Date, Time And Place of the Special Meetings

      The special meetings are scheduled to be held as follows:

For Proxim stockholders:	For Western Multiplex stockholders:

March 26, 2002 10:00 a.m., local time at the offices of Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California	March 26, 2002 11:00 a.m., local time at the Sheraton Hotel 1108 North Mathilda Avenue Sunnyvale, California

Purpose of the Special Meetings

      Western Multiplex. At the Western Multiplex special meeting, we are asking holders of Western Multiplex common stock to approve the issuance of Western Multiplex Class A common stock in connection with the merger of a newly formed, wholly owned Western Multiplex subsidiary into Proxim, with Proxim surviving the merger and becoming a wholly owned subsidiary of Western Multiplex.

      Proxim. At the Proxim special meeting, we are asking holders of Proxim common stock to adopt the merger agreement pursuant to which a newly formed, wholly owned subsidiary of Western Multiplex will merge into Proxim, with Proxim surviving the merger and becoming a wholly owned subsidiary of Western Multiplex.

Record Date and Outstanding Shares

      Western Multiplex. Only holders of record of Western Multiplex common stock at the close of business on February 21, 2002, the Western Multiplex record date, are entitled to notice of and to vote at the Western Multiplex special meeting. On the Western Multiplex record date, there were approximately 59,291,283 shares of Western Multiplex common stock issued and outstanding and held by approximately 276 holders of record.

      Proxim. Only holders of record of Proxim common stock at the close of business on February 21, 2002, the Proxim record date, are entitled to notice of and to vote at the Proxim special meeting. On the Proxim record date, there were approximately 31,383,803 shares of Proxim common stock issued and outstanding and held by approximately 148 holders of record.

Quorum and Vote Required

      Western Multiplex. At the Western Multiplex special meeting, holders of Western Multiplex common stock on the Western Multiplex record date will be entitled to one vote per share of common stock on the proposal to approve the issuance of shares of Western Multiplex common stock in the merger.

      A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the Western Multiplex special meeting if shares representing a majority of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the Western Multiplex special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Abstentions and “broker non-votes” count as being present to establish a quorum. A “broker non-vote” occurs when a broker is not permitted to vote because the broker does not have instructions from the beneficial owner of the shares.

      The issuance of shares of Western Multiplex common stock in the merger requires the affirmative vote of a majority of the Western Multiplex shares represented in person or by proxy and entitled to vote at the special meeting.

      As of February 21, 2002, directors and executive officers of Western Multiplex beneficially owned 10,393,200 of the outstanding shares of Western Multiplex common stock. Jonathan N. Zakin, the Chief Executive Officer and the Chairman of the board of directors of Western Multiplex, and Amir Zoufonoun, the President and Chief Operating Officer of Western Multiplex, collectively beneficially owned approximately 10.5% of the outstanding Western Multiplex common stock as of February 21, 2002 and have agreed with Proxim, solely in their capacities as Western Multiplex stockholders, to vote all of their shares in favor of the issuance of Western Multiplex common stock in connection with the merger.

      Affiliates of Ripplewood Holdings L.L.C. that hold approximately 32.1 million shares of Western Multiplex common stock, which as of February 21, 2002 represented approximately 54.2% of the outstanding shares of all Western Multiplex common stock, have entered into voting agreements with Proxim pursuant to which they have agreed to vote their shares of Western Multiplex common stock in favor of the issuance of Western Multiplex common stock in connection with the merger. Because these affiliates of Ripplewood Holdings L.L.C. own shares representing a majority of the outstanding shares of Western Multiplex common stock, we expect a quorum to be present at the Western Multiplex special meeting and the share issuance to be approved by the Western Multiplex stockholders regardless of how other Western Multiplex stockholders vote.

      Proxim. At the Proxim special meeting, holders of record of Proxim common stock on the Proxim record date will be entitled to cast one vote per share of Proxim common stock owned as of the record date on the proposal to adopt the merger agreement.

      A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the Proxim special meeting if shares representing a majority of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the Proxim special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Abstentions and “broker non-votes” count as being present to establish a quorum. A “broker non-vote” occurs when a broker is not permitted to vote because the broker does not have instructions from the beneficial owner of the shares.

      The adoption of the merger agreement requires the affirmative vote of holders of shares representing a majority of the outstanding shares of Proxim common stock as of February 21, 2002. If a Proxim stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against adoption of the merger agreement.

      As of February 21, 2002, directors and executive officers of Proxim as a group beneficially owned an aggregate of approximately 1.3% of the outstanding shares of Proxim. Each of Proxim’s directors and executive officers has agreed with Western Multiplex, solely in his capacity as a Proxim stockholder, to vote all of his shares in favor of the adoption of the merger agreement.

Recommendation of Western Multiplex’s Board of Directors

      Western Multiplex’s board of directors has unanimously approved the merger agreement and the issuance of Western Multiplex common stock in the merger, and has determined that the merger is in the best interests of Western Multiplex and its stockholders. The Western Multiplex board of directors recommends that Western Multiplex stockholders vote FOR the issuance of shares of Western Multiplex common stock in connection with the merger.

      To assure that your shares of Western Multiplex common stock are represented at the Western Multiplex special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before the meeting.

Recommendation of Proxim’s Board of Directors

      Proxim’s board of directors has unanimously approved the merger agreement, and has determined that the merger is in the best interests of Proxim and its stockholders. The Proxim board of directors recommends that Proxim stockholders vote FOR adoption of the merger agreement.

      To assure that your shares of Proxim common stock are represented at the Proxim special meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. Proxim stockholders of record also may vote by telephone or via the Internet by following the instructions set forth on the enclosed proxy card. You may revoke your proxy at any time before the meeting.

Voting of Proxies

      All shares of Western Multiplex common stock represented by properly executed proxies received in time for the Western Multiplex special meeting (and not revoked) and all shares of Proxim common stock represented by properly executed proxies received in time for the Proxim special meeting (and not revoked) will be voted at the relevant special meeting in the manner specified by the grantors of those proxies. Properly executed proxies that do not contain voting instructions will be voted FOR the approval of the issuance of Western Multiplex common stock in connection with the merger and the adoption of the merger agreement, as applicable, and the proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the applicable meeting.

      If you are a record holder of shares of Western Multiplex common stock or Proxim common stock, in order for your shares to be included in the vote, you must vote your shares by one of the following means:

•	in person;

•	by proxy by completing, signing and dating the enclosed proxy and returning it in the enclosed postage-paid envelope; or

•	for Proxim stockholders of record, by following the instructions for telephone or Internet voting set forth on the enclosed proxy card.

      Because Delaware, the state in which Proxim is incorporated, permits electronic submission of proxies, Proxim stockholders who are stockholders of record have the option to submit their proxies by using the telephone or the Internet. The telephone and Internet voting procedures are designed to authenticate votes cast by use of voter control numbers. These procedures allow Proxim stockholders to appoint a proxy to vote their shares of Proxim common stock and to confirm that their instructions have been properly recorded. Instructions for voting by using the telephone or the Internet are printed on the enclosed proxy card.

      Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

      Shares of Western Multiplex common stock represented at the Western Multiplex special meeting but not voting and shares of Proxim common stock represented at the Proxim special meeting but not voting, including in each case shares of common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the appropriate special meeting to determine the presence or absence of a quorum for the transaction of all business.

      Only shares affirmatively voted for the adoption of the merger agreement and approval of the issuance of shares of Western Multiplex common stock in connection with the merger, including properly executed proxies that do not contain voting instructions, will be counted as votes in favor of the adoption of the merger agreement and the approval of the issuance of shares of Western Multiplex common stock in connection with the merger. Brokers who hold shares of Western Multiplex common stock and Proxim common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers.

      The persons named as proxies by a Western Multiplex stockholder or Proxim stockholder may propose and vote for one or more adjournments of its special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to adopt the merger agreement or the issuance of shares of Western Multiplex common stock in connection with the merger will be voted in favor of any such adjournment.

      Neither Western Multiplex nor Proxim expects that any matter other than the proposal to approve the share issuance in connection with the merger and adoption of the merger agreement will be brought before its special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment.

Expenses; Solicitation of Proxies

      Western Multiplex and Proxim will mail a copy of this proxy statement/prospectus to each holder of record of its common stock on the appropriate record date.

      Each of Western Multiplex and Proxim will pay the expenses of soliciting proxies to be voted at its special meeting, except that Western Multiplex and Proxim will share equally the expenses incurred in connection with filing and printing this proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, Western Multiplex and Proxim will request brokers, custodians, nominees and other record holders of Western Multiplex common stock and Proxim common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Western Multiplex common stock or Proxim common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Western Multiplex and Proxim will reimburse such holders for their reasonable expenses.

      Proxim has retained Georgeson Shareholder to assist in the solicitation of proxies. Proxim will pay Georgeson Shareholder a fee of $7,500, reimburse its out-of-pocket expenses and indemnify it against any losses arising out of its proxy soliciting services on behalf of Proxim.

Revocation of Proxies

      All properly signed proxies that Western Multiplex or Proxim receive prior to the vote at its special meeting that are not revoked will be voted at the relevant meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the issuance of Western Multiplex common stock in connection with the merger and the adoption of the merger agreement. You may revoke your proxy at any time before it is exercised by taking any of the following actions:

•	delivering a written notice to the corporate secretary of Western Multiplex, if you are a Western Multiplex stockholder, or Proxim, if you are a Proxim stockholder, by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting;

•	for Proxim stockholders of record, by delivering a later-dated proxy using the telephone or Internet voting procedures described on the enclosed proxy card; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

THE MERGER

      This section of the proxy statement/ prospectus describes the material aspects of the proposed merger and the related transactions, but it may not contain all of the information that is important for you to know. For a more complete understanding of the merger, you should carefully read this entire proxy statement/ prospectus and the other documents to which we refer. In addition, we incorporate important business and financial information about each of us into this proxy statement/ prospectus by reference. You may obtain the information incorporated by reference into this proxy statement/ prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” that begins on page 105 of this proxy statement/ prospectus.

Background of the Merger

      Both Proxim and Western Multiplex continually evaluate strategic opportunities and business scenarios as part of their evaluation of changes in the markets in which they operate and of opportunities to strengthen their businesses. Over the last several years, Proxim and Western Multiplex generally have been familiar with each other’s business, as both companies are in segments of the wireless networking industry and both companies are headquartered in Sunnyvale, California.

      In mid-May 2001, David C. King, Chief Executive Officer of Proxim, met with Jonathan N. Zakin, Chief Executive Officer of Western Multiplex, together with representatives from JPMorgan H&Q and Broadview International, Proxim’s financial advisors, and Credit Suisse First Boston, Western Multiplex’s financial advisor. At that meeting, Messrs. Zakin and King discussed possible business development opportunities between the two companies. In particular, Messrs. Zakin and King each provided overviews of their respective company’s products and product strategy, discussed the business opportunities and challenges faced by their respective companies, and acknowledged the complementary nature of their respective businesses. They also discussed the possibility of a strategic transaction between the two companies and agreed that they should explore the opportunity more fully.

      During the weeks of May 21, 2001 and May 28, 2001, the senior management and outside legal counsel and financial advisors to Proxim and Western Multiplex met to conduct general business reviews, to discuss the terms of a proposed business combination and to exchange views on cultural fit, business strategies, management structures and other post-merger integration issues. In addition to Mr. King, Keith E. Glover, Proxim’s Chief Financial Officer, and other members of Proxim management, participated in the meetings. In addition to Mr. Zakin, participants from Western Multiplex included Amir Zoufonoun, President and Chief Operating Officer, Nancy Huber, Chief Financial Officer and former General Manager, Fred Corsentino, Vice President, Sales, other members of Western Multiplex management, and representatives of Ripplewood Holdings. The two companies exchanged non-disclosure agreements, conducted initial due diligence and delivered management presentations. On May 25, 2001, representatives of Wilson Sonsini Goodrich & Rosati, Proxim’s outside legal counsel, delivered a draft merger agreement to representatives of Simpson Thacher & Bartlett, Western Multiplex’s outside legal counsel.

      On May 30, 2001, the Proxim board of directors met to discuss the proposed transaction. At the meeting, the board received presentations from Proxim management concerning the business of Western Multiplex and the potential terms of the merger, and also heard preliminary presentations from Proxim’s financial and legal advisors.

      Separately, management of Western Multiplex considered the terms of the proposed transaction with Ripplewood Holdings and its financial and legal advisors.

      On or about June 1, 2001, the parties agreed not to proceed with merger discussions, as they could not come to agreement on terms including the appropriate exchange ratio.

      Between June and December 2001, Messrs. King and Zakin informally discussed their respective businesses on a number of occasions, but they did not reinitiate merger discussions.

      At its regularly scheduled meeting on November 15, 2001, the Western Multiplex board of directors considered future strategic opportunities that might become available to the company.

      On or about December 10, 2001, Mr. Zakin telephoned Mr. King and they discussed the possibility of reinitiating merger discussions between the two companies. They met on December 14, and agreed, subject to the approval of Proxim’s board, to engage in discussions between the companies regarding a possible business combination.

      Later on December 17, 2001, the Proxim board of directors met telephonically to discuss the desirability of engaging in merger discussions with Western Multiplex. Representatives of Wilson Sonsini Goodrich & Rosati were present at the meeting. Following discussion, Proxim’s board of directors authorized management to enter into merger discussions with Western Multiplex, and to perform further business, financial and legal due diligence.

      During the morning of December 18, 2001, Mr. Zakin and Ms. Huber met with Messrs. King and Glover to discuss generally the potential management structure of the combined company and other human resource and business issues that might arise from the proposed merger.

      Later that day, an organizational meeting was held at the offices of Wilson Sonsini Goodrich & Rosati, in Palo Alto, California, among Proxim, Western Multiplex and their respective legal and financial advisors. Messrs. King and Glover, Mr. Zakin and Ms. Huber and representatives of Ripplewood Holdings participated. The parties discussed the general structure and timing of a potential merger transaction and outlined a timetable for more detailed discussions regarding the major functional areas of each company and other due diligence matters.

      Later on December 18, 2001, the Proxim board of directors met at the offices of Wilson Sonsini Goodrich & Rosati. Representatives of JPMorgan H&Q, Broadview International and Wilson Sonsini Goodrich & Rosati also attended the meeting. Proxim’s financial advisors reviewed the strategy for business and financial due diligence as well as strategic considerations for a merger transaction with Western Multiplex. The board also discussed management structure and retention issues. Following discussion, the Proxim board directed management to proceed with due diligence and negotiations for a business combination with Western Multiplex.

      From December 19 to December 21, 2001, due diligence meetings were held at the offices of Wilson Sonsini Goodrich & Rosati, in Palo Alto, California, among Western Multiplex, Proxim and their respective legal and financial advisors. Messrs. King, Glover and other officers participated from Proxim and Messrs. Zakin, Zoufonoun and Corsentino, Ms. Huber and other officers participated from Western Multiplex. A representative of Ripplewood Holdings was also present. The management teams of each of Western Multiplex and Proxim delivered presentations, and due diligence ensued on each of Western Multiplex’s and Proxim’s operations, research and development, financial and sales functions, as well as matters concerning the intellectual property of each company. The parties also discussed objectives for continued due diligence as well as procedural and structural matters.

      In the afternoon of December 21, 2001, the Proxim board of directors met to review the status of the merger discussions. At the meeting, the board received presentations from Proxim management concerning the business of Western Multiplex and the potential terms of the merger as well as preliminary presentations from Proxim’s financial and legal advisors regarding due diligence. At the conclusion of the meeting, the board authorized management to continue negotiations with Western Multiplex. During the evening of December 21, 2001, representatives of Wilson Sonsini Goodrich & Rosati delivered an updated draft merger agreement to representatives of Simpson Thacher & Bartlett.

      On December 26, 2001, the Western Multiplex board of directors met to review the status of the merger discussions. At the meeting, Mr. Zakin outlined the potential terms of the merger and the proposed management structure of the combined company. The board received a presentation from Ms. Huber concerning Western Multiplex’s preliminary financial due diligence of Proxim and also reviewed with Western Multiplex’s legal and financial advisors the results of their due diligence to date. At the conclusion of the meeting, the board directed Mr. Zakin to continue negotiations with Proxim’s management team and to continue the due diligence investigation undertaken by Western Multiplex’s management and legal and financial advisors.

      During the weeks of December 24, 2001 and December 31, 2001, representatives of Proxim and Western Multiplex, together with their respective legal and financial advisors, continued due diligence discussions and the reciprocal exchange of due diligence materials. Proxim’s and Western Multiplex’s legal advisors continued negotiation of the documentation surrounding the merger, including the merger agreement, the stockholders agreement, the voting agreements and other ancillary agreements.

      On December 31, 2001, Western Multiplex, Proxim and their respective legal and financial advisors met to finalize due diligence and to review the potential operating synergies between the two companies.

      On January 4, 2002, the Proxim board of directors met at the offices of Wilson Sonsini Goodrich & Rosati to review the status of due diligence and negotiations surrounding the proposed merger. At the meeting, the board received presentations from Proxim management as to the results of their due diligence of Western Multiplex to date. The board also heard preliminary presentations from Proxim’s financial and legal advisors regarding the potential financial impact of the transaction and the proposed terms of the merger agreement, stockholders agreement and other ancillary agreements. The board authorized management to continue due diligence and negotiations regarding the proposed business combination and to inform the board as to the results of continuing due diligence and negotiations.

      On January 5, 2002, and throughout the week of January 7, 2002, further discussions were held with respect to the principal terms of the merger agreement, the stockholders agreement and ancillary agreements, and additional due diligence was conducted by the two companies and their respective legal and financial advisors.

      On January 8 and 9, 2002, the compensation committee of Western Multiplex’s board of directors met with its outside consultants and legal advisors to discuss generally appropriate retention packages for the management team of the combined company and David King’s proposed employment agreement. The committee instructed Mr. Zakin to further negotiate various aspects of these employment arrangements and report the results of those negotiations to the full board.

      On January 10, 2002, the Western Multiplex board of directors met to discuss the status of the merger discussions. At the meeting, Western Multiplex’s management and legal and financial advisors reviewed with the board the results of their due diligence of Proxim, and Mr. Zakin outlined the potential benefits from and risks of the merger. Mr. Zakin and representatives of Simpson Thacher and Bartlett, Western Multiplex’s legal advisor, described to the board the principal terms of the proposed merger agreement, Mr. King’s employment agreement and the ancillary agreements to the transaction, and responded to questions concerning those terms. At the conclusion of the meeting, the board directed Mr. Zakin to continue negotiations with Proxim and inform the board as to the status of those negotiations.

      On January 11, 2002, Messrs. King and Glover and other representatives of Proxim and Mr. Zakin and Ms. Huber and other representatives of Western Multiplex, together with Proxim’s and Western Multiplex’s financial advisors, met at the offices of Wilson Sonsini Goodrich & Rosati to conduct additional financial due diligence. The legal and financial advisors for both companies and Ripplewood Holdings also continued to negotiate the principal terms of the merger agreement, stockholders agreement and other ancillary agreements.

      On January 15, 2002, the Western Multiplex board of directors held a telephonic special meeting to consider the proposed merger. At this meeting, Mr. Zakin, together with members of Western Multiplex’s management and Western Multiplex’s legal and financial advisors, reviewed the final results of their due diligence investigations and the terms of the proposed merger agreement and ancillary agreements. A representative of Simpson Thacher & Bartlett updated the board on the status of negotiations and discussed the board’s fiduciary duties. In addition, Credit Suisse First Boston provided the Western Multiplex board with its preliminary view as to the fairness, from a financial point of view, to Western

Multiplex of the exchange ratio as of that date based on a 50% fully diluted equity ownership in the combined company for the stockholders of each of Western Multiplex and Proxim, and informed the Western Multiplex board that, subject to review of the definitive merger agreement and assuming no material changes in the closing prices of Western Multiplex Class A common stock and Proxim common stock, it would be in a position to deliver a written opinion upon calculation of the final exchange ratio. After discussions, the Western Multiplex board determined that the merger agreement, the ancillary agreements and the related transactions were fair and in the best interests of the stockholders of Western Multiplex and unanimously approved the merger agreement and the ancillary agreements and authorized Western Multiplex to enter into the merger agreement and the ancillary agreements.

      Later on January 15, 2002, the Proxim board of directors met at the offices of Wilson Sonsini Goodrich & Rosati to consider the proposed merger. At this meeting, Mr. King, together with Mr. Glover and Proxim’s legal and financial advisors, reviewed the results of their due diligence investigations and the terms of the proposed merger agreement, the stockholders agreement and the other ancillary agreements. A representative of Wilson Sonsini Goodrich & Rosati updated the board on the status of negotiations and discussed the board’s fiduciary duties. In addition, representatives of JPMorgan H&Q and Broadview International presented various financial analyses and their respective preliminary views as to the fairness, from a financial point of view, to Proxim’s stockholders of the exchange ratio as of that date, and informed the Proxim board that, subject to review of the definitive merger agreement and assuming no material changes in the closing trading prices of Western Multiplex Class A common stock and Proxim common stock, they would be in a position to deliver their respective written opinions upon calculation of the final exchange ratio. After discussions, the Proxim board determined that, subject to satisfactory resolution of certain open items, the merger agreement, the ancillary agreements and the related transactions were fair and in the best interests of the stockholders of Proxim and unanimously approved the merger agreement and the ancillary agreements and authorized Proxim to enter into the merger agreement and the ancillary agreements.

      Execution versions of the merger agreement and related documents were prepared the following day.

      On January 16, 2002, Mr. King and representatives of Wilson Sonsini Goodrich & Rosati, JPMorgan H&Q and Broadview International updated the board as to the final terms and conditions of the merger agreement, the stockholders agreement and the ancillary agreements.

      Also, on January 16, 2002, Credit Suisse First Boston delivered to the Western Multiplex board of directors a written opinion dated January 16, 2002, the date on which the final exchange ratio was determined and the merger agreement was executed, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to Western Multiplex. In addition, JPMorgan H&Q and Broadview International delivered to the Proxim board of directors written opinions dated January 16, 2002 to the effect that, as of that date and based on and subject to the matters described in their respective opinions, the exchange ratio was fair, from a financial point of view, to Proxim stockholders.

      On January 16, 2002, the merger agreement and related documents were executed and delivered. That evening, Western Multiplex and Proxim issued a joint public announcement of the merger and the related transactions.

Joint Reasons for the Merger

      The proposed merger combines a leading fixed wireless company with a leading provider of wireless local area networking equipment. The combined company will seek to take advantage of the complementary strengths of Western Multiplex and Proxim and address strategic opportunities more quickly and effectively. Western Multiplex and Proxim believe that the combination provides the potential for stronger combined operating and financial results than either company could achieve on its own.

      The combined company will have the following advantages, among others:

•	its combination of product offerings makes it one of the few wireless equipment providers that can extend high speed internet access from the telephone company or internet service provider through campuses or neighborhoods and into individual offices, dwellings or rooms, with data rates comparable to that of wireline, at much lower cost;

•	Western Multiplex’s point-to-point and point-to-multipoint products coupled with Proxim’s wireless local area network products should enable the combined company to provide high speed wireless networking to and throughout enterprise, university and hospital campuses;

•	the integration of Western Multiplex’s point-to-multipoint product and Proxim’s local area network products should enable the combined company to offer a lower cost wireless networking solution than that currently offered to business and residential customers, who must currently purchase two independent systems from distinct companies to produce the identical network. For example, Internet services providers will be able to purchase an integrated network solution offered by the combined company to provide broadband internet access from their base stations to every computer in a residential neighborhood or business office;

•	the opportunity to leverage the research and development capabilities of approximately 170 engineers and to share technology, which will allow duplicate resources to be re-deployed to facilitate integration, faster introduction and additional feature developments of the products of the combined company;

•	the opportunity to cross-market the two companies’ products to a larger customer base and to offer its customers a more complete solution for such customers’ broadband wireless networks;

•	the opportunity to expand the worldwide sales and support organization for their Lynx, Tsunami, Harmony, Symphony, RangeLAN2 and Stratum products;

•	the ability to achieve cost reductions through economies of scale and operating synergies;

•	the combination of the two companies’ technical expertise, which may enable the combined entity to respond more quickly to technological change and evolving standards and regulations;

•	more substantial resources and a larger capital base to enable growth and expansion in the rapidly-evolving wireless communications equipment market;

•	as the combined company will offer a more diverse product line and have greater financial resources than those of Western Multiplex or Proxim, the combined company will be less vulnerable to business cycle risks associated with both the introduction of new products and the emerging, high growth broadband communications market; and

•	the opportunity to attract larger strategic partners by providing a more complete network solution for the delivery of high-speed data and other communication needs worldwide.

Western Multiplex’s Reasons for the Merger

      In unanimously approving the merger agreement and in recommending that Western Multiplex’s stockholders approve the share issuance in connection with the merger, the Western Multiplex board of directors consulted with Western Multiplex’s management, as well as its financial and legal advisors, and considered a number of factors. The material factors considered by the Western Multiplex board of directors in reaching the foregoing conclusion are described below.

•	the reasons described under the section entitled “—Joint Reasons for the Merger” beginning on page 42;

•	the competitive advantage of offering a more comprehensive product line including both Western Multiplex’s Lynx and Tsunami products and Proxim’s Harmony, Symphony, RangeLAN2 and Stratum products;

•	Western Multiplex’s ability to sell Proxim’s Harmony, Symphony, RangeLAN2 and Stratum products through the combined company’s expanded value added reseller and distributor channels as well as its direct sales force and indirect channel;

•	Western Multiplex’s desire to add an experienced engineering team that would continue to develop new local area network products and would work with Western Multiplex’s engineering staff to integrate Proxim’s products with Western Multiplex’s products;

•	the benefits of becoming a larger organization with access to greater financial, development, distribution channel and other resources to address the access and networking requirements of end-users;

•	Proxim’s sales and marketing force in Japan should significantly expand the international market for Western Multiplex’s broadband fixed wireless products;

•	Proxim’s experience with and greater reliance on lower cost offshore contract manufacturers should improve the combined company’s gross margins on its fixed wireless products or enable the combined company to lower prices to remain competitive;

•	the historical market prices of and trading volume information of Proxim common stock compared to Western Multiplex common stock;

•	management’s view that significant consolidation will occur in the industry and that Western Multiplex must combine to offer additional products, networking technologies and product offerings and gain critical mass in order to maintain its position as a leading source for wireless equipment and networks with a broad array of products;

•	the financial terms of the merger, including the proposed structure as a tax-free reorganization, and the exchange ratio, including the continuing approximately 50% ownership interest in the combined company by Western Multiplex stockholders resulting from the merger;

•	the opinion of Credit Suisse First Boston to the Western Multiplex board of directors as to the fairness, from a financial point of view, to Western Multiplex of the exchange ratio provided for in the merger, as described more fully under “— Opinion of Western Multiplex’s Financial Advisor”;

•	the fact that Ripplewood Holdings’ relative ownership percentage would decline to approximately 27% of the combined company upon consummation of the proposed merger;

•	the fact that affiliates of Ripplewood Holdings L.L.C. agreed to vote their shares in favor of the issuance of shares in connection with the merger and the likelihood that the merger would receive the necessary regulatory approvals;

•	the fact that the termination provisions of the merger agreement permit Western Multiplex, under specified circumstances, to terminate the merger agreement and the size and impact of termination fees associated with a termination, as well as the advice of Western Multiplex’s legal and financial advisors concerning such provisions; and

•	the interests of the officers and directors of Western Multiplex and Proxim in the merger, including the matters described under “— Interests of Directors and Executive Officers in the Merger,” and the beneficial impact of the merger on Western Multiplex’s stockholders, customers and employees.

      The Western Multiplex board of directors considered these benefits as well as the potentially adverse consequences of other factors on the proposed merger, including:

•	the potential dilutive effect on Western Multiplex’s common stock price if revenue and earnings expectations for Proxim are not met;

•	the potential loss of key Western Multiplex and Proxim employees critical to the ongoing success of Western Multiplex’s and Proxim’s products and to the successful integration of the Harmony, Symphony, Range LAN2 and Stratum and global Lynx/ Tsunami product lines;

•	the technical difficulties of integrating broadband wireless access products, networks, technologies, and companies;

•	the possibility of cultural conflicts;

•	the risk that the merger may not be consummated, even if approved by Western Multiplex’s and Proxim’s stockholders; and the fact that, because affiliates of Ripplewood Holdings L.L.C. have agreed to vote for the share issuance in connection with the merger but there is no controlling stockholder of Proxim to enter into a similar agreement, Western Multiplex stockholder approval is assured while Proxim stockholder approval is not;

•	the risk associated with the material pending litigation to which Proxim is party;

•	the risk that the benefits sought to be achieved by the merger will not be realized; and

•	the other risks and uncertainties discussed above under “Risk Factors” beginning on page 16.

      The discussion of the information and factors considered by the Western Multiplex board is not intended to be exhaustive, but includes the material factors considered. The Western Multiplex board did not assign particular weight or rank to the factors it considered in approving the merger. In considering the factors described above, individual members of the Western Multiplex board may have given different weight to different factors. The Western Multiplex board considered all of these factors as a whole, and concluded that, on balance, the potential benefits of the merger to Western Multiplex and its stockholders outweighed the risks.

Recommendation of Western Multiplex’s Board of Directors

      After careful consideration, Western Multiplex’s board of directors unanimously determined that the merger is in the best interests of Western Multiplex and its stockholders and has declared the merger agreement advisable. Western Multiplex’s board of directors unanimously approved the merger agreement and the ancillary agreements and unanimously recommends that Western Multiplex stockholders vote FOR the issuance of Western Multiplex common stock in the merger.

      In considering the recommendation of the Western Multiplex board of directors with respect to the merger agreement, you should be aware that certain directors and executive officers of Western Multiplex have interests in the merger that are different from, or are in addition to, the interests of Western Multiplex stockholders. Please see the section entitled “— Interests of Directors and Executive Officers in the Merger” that begins on page 71 of this proxy statement/prospectus.

Opinion of Western Multiplex’s Financial Advisor

      Credit Suisse First Boston has acted as Western Multiplex’s exclusive financial advisor in connection with the merger. Western Multiplex selected Credit Suisse First Boston based on Credit Suisse First Boston’s experience, expertise and reputation, and its familiarity with Western Multiplex and its business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      In connection with Credit Suisse First Boston’s engagement, Western Multiplex requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to Western Multiplex of the exchange ratio provided for in the merger. Credit Suisse First Boston delivered to the Western Multiplex board of directors a written opinion dated January 16, 2002 to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to Western Multiplex.

      The full text of Credit Suisse First Boston’s written opinion, dated January 16, 2002, to the Western Multiplex board of directors, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated into this proxy statement/prospectus by reference. Holders of Western Multiplex Class A common stock are encouraged to read this opinion carefully in its entirety. Credit Suisse First Boston’s opinion is addressed to the Western Multiplex board of directors and relates only to the fairness, from a financial point of view, to Western Multiplex of the exchange ratio, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any stockholder as to any matters relating to the merger. The summary of Credit Suisse First Boston’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

      In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and publicly available business and financial information relating to Western Multiplex and Proxim. Credit Suisse First Boston also reviewed other information relating to Western Multiplex and Proxim, including publicly available financial forecasts with respect to Western Multiplex and Proxim, provided to or discussed with Credit Suisse First Boston by Western Multiplex and Proxim and met with the managements of Western Multiplex and Proxim to discuss the businesses and prospects of Western Multiplex and Proxim. Credit Suisse First Boston considered financial and stock market data of Western Multiplex and Proxim, and compared those data with similar data for publicly held companies in businesses similar to those of Western Multiplex and Proxim, and considered, to the extent publicly available, the financial terms of other business combinations and other transactions announced or effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

      In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that it reviewed or considered and relied on that information being complete and accurate in all material respects. With respect to the publicly available financial forecasts relating to Western Multiplex and Proxim, Credit Suisse First Boston reviewed and discussed the forecasts, including adjustments to the forecasts, with the managements of Western Multiplex and Proxim and was advised, and assumed, with Western Multiplex’s consent, that the forecasts, including the adjustments, represented reasonable estimates and judgments as to the future financial performance of Western Multiplex and Proxim. In addition, Credit Suisse First Boston relied, without independent verification, on the assessments of the managements of Western Multiplex and Proxim as to Western Multiplex’s and Proxim’s existing and future technology and products and risks associated with such technology and products, the potential cost savings and synergies, including the amount, timing and achievability of those costs savings and synergies, and strategic benefits anticipated by the managements of Western Multiplex and Proxim to result from the merger, and Western Multiplex’s and Proxim’s ability to integrate their businesses and retain key employees. In addition, Credit Suisse First Boston assumed, with Western Multiplex’s consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the proposed merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Western Multiplex or Proxim or the contemplated benefits of the proposed merger. Credit Suisse First Boston also assumed, with Western Multiplex’s consent, that the merger would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Western Multiplex or Proxim, and Credit Suisse First Boston was not furnished with any evaluations or appraisals.

      Credit Suisse First Boston’s opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of Credit Suisse First Boston’s opinion. Credit Suisse First Boston did not express any opinion as to what the value of Western Multiplex Class A common stock actually would be when issued in the merger or the prices at which Western Multiplex Class A common stock would trade at any time. Although Credit Suisse First Boston evaluated the exchange ratio from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined between Western Multiplex and Proxim. Credit Suisse First Boston’s opinion did not address the relative merits of the merger as compared to other business strategies that might have been available to Western Multiplex, and also did not address the underlying business decision of Western Multiplex to proceed with the merger. Except as described above, Western Multiplex imposed no other limitations on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

      In preparing its opinion to the Western Multiplex board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston’s analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Credit Suisse First Boston considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Western Multiplex and Proxim. No company, transaction or business used in Credit Suisse First Boston’s analyses as a comparison is identical to Western Multiplex, Proxim, or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston’s analyses and estimates are inherently subject to substantial uncertainty.

      Credit Suisse First Boston’s opinion and financial analyses were only one of many factors considered by the Western Multiplex board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Western Multiplex board of directors or management with respect to the merger or the exchange ratio.

      The following is a summary of the material financial analyses underlying Credit Suisse First Boston’s opinion delivered to the Western Multiplex board of directors in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston’s financial analyses.

      Discounted Cash Flow Analysis. Credit Suisse First Boston calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that each of Western Multiplex and Proxim could generate for calendar years 2002 through 2006 as derived from publicly available research and industry analysts’ estimates and discussions with the managements of Western Multiplex and Proxim. Credit Suisse First Boston calculated a range of estimated terminal values for Western Multiplex and Proxim by applying multiples ranging from 30.0x to 40.0x to each of Proxim’s and Western Multiplex’s calendar year 2006 estimated after-tax net operating profit. The estimated free cash flows and terminal values were then discounted to present value using discount rates of 19.0% to 30.0% in the case of Western Multiplex and 18.0% to 30.0% in the case of Proxim. This analysis indicated an implied per share equity reference range for Western Multiplex Class A common stock of approximately $3.61 to $6.70, with a median of $4.83, and an implied per share equity reference range for Proxim common stock of approximately $7.94 to $13.55, with a median of $9.98.

      Utilizing the low, median and high implied per share equity reference ranges for Western Multiplex and Proxim referenced above, Credit Suisse First Boston derived implied revenue and earnings multiples for Western Multiplex and Proxim based on calendar year 2001 and 2002 publicly available research and industry analysts’ estimates for each company. Based on those implied multiples, Credit Suisse First Boston then calculated implied exchange ratios for Western Multiplex Class A common stock and Proxim common stock and the resulting fully diluted equity ownership percentage of Proxim’s stockholders in the combined company. This analysis indicated the following low, median and high implied exchange ratios, as compared to the merger exchange ratio, and the fully diluted equity ownership percentage of Proxim’s stockholders in the combined company implied by those exchange ratios, as compared to the fully diluted equity ownership percentage of Proxim’s stockholders in the combined company based on the merger exchange ratio:

Implied Exchange Ratio

Low	Median	High	Merger

2.202x	2.067x	2.024x	1.8896x

Implied Proxim Stockholder Fully
Diluted Equity Ownership
Percentages in the Combined Company

Low	Median	High	Merger

54.4%	52.6%	52.0%	50.0%

      Selected Companies Analysis. Credit Suisse First Boston compared financial, operating and stock market data of Western Multiplex and Proxim to corresponding data of the following 39 publicly traded companies in various sectors of the communications equipment industry, as described below:

Wireless LAN

• Symbol Technologies, Inc.

Wireless Point-to-Multipoint

• Netro Corporation
• Alvarion Ltd.
• Airspan Networks Inc.
• Vyyo Inc.

DSL Access Equipment Vendors

• Next Level Communications, Inc.
• Paradyne Networks, Inc.
• Westell Technologies, Inc.
• Copper Mountain Networks, Inc.
• Netopia, Inc.
• Orckit Communications Ltd.
• Tut Systems, Inc.

Communications Equipment Majors

• Cisco Systems, Inc.
• Nokia Corporation
• Siemens AG
• Ericsson LM Tel Co. Ad
• Motorola, Inc.
• Nortel Networks Corporation
• Lucent Technologies Inc.
• Alcatel
Wireless Point-to-Point
• DMC Stratex Networks, Inc.
• Ceragon Networks Ltd.
• P-Com, Inc.
• Triton Network Systems, Inc.

Cable Access Equipment Vendors

• Scientific-Atlanta, Inc.
• Harmonic Inc.
• Terayon Communications Systems, Inc.
• Com21, Inc.

TDM Access Equipment Vendors

• Advanced Fibre Communications, Inc.
• ADTRAN, Inc.
• Carrier Access Corporation

Specialty Communications Equipment Leaders

• Juniper Networks, Inc.
• Tellabs, Inc.
• CIENA Corporation
• Sycamore Networks, Inc.
• Sonus Networks, Inc.
• ONI Systems Corp.
• Corvis Corporation
• Tellium, Inc.

      Credit Suisse First Boston compared stock prices as a multiple of calendar year 2001 and 2002 estimated earnings per share and fully diluted aggregate values, calculated as fully diluted equity value plus net debt, as a multiple of calendar year 2001 and 2002 estimated revenues. Credit Suisse First Boston also compared stock price to earnings ratios as a multiple of calendar year 2001 and 2002 estimated long-term growth rates. All multiples were based on closing stock prices on January 16, 2002. Estimated financial data for Western Multiplex, Proxim and the selected companies were based on publicly available research analysts’ estimates. Financial statistics that were not meaningful due to operating losses have been reflected as “NM” and financial statistics that were not available have been reflected as “NA.” This analysis indicated the following multiples for the selected companies, as compared to the multiples implied for Western Multiplex and Proxim based on the closing prices of Western Multiplex Class A common stock and Proxim common stock on January 16, 2002:

									Price to
	Equity Value				Aggregate				Earnings as
	as a				Value as a				a Multiple of
	Multiple of				Multiple of				Long-Term
	Earnings				Revenue				Growth Rate

	2001		2002		2001		2002		2001		2002

Wireless LAN	57.8	x	39.0	x	2.7	x	2.5	x	2.4	x	1.6	x
Wireless point-to-point
Mean	NA		NA		1.2	x	1.4	x	NA		NA
Median	NA		NA		1.4		1.4		NA		NA
Wireless point-to-multi-point
Mean	NA		NA		0.8	x	0.6	x	NA		NA
Median	NA		NA		0.8		0.6		NA		NA
Cable access equipment vendors
Mean	17.8	x	44.4	x	1.3	x	1.9	x	1.3	x	3.4	x
Median	17.8		44.4		1.4		2.2		1.3		3.4
DSL access equipment vendors
Mean	NA		38.4	x	1.1	x	1.1	x	NA		1.4	x
Median	NA		26.5		0.8		0.8		NA		1.1
TDM access equipment vendors
Mean	56.5	x	54.9	x	1.6	x	1.6	x	4.6	x	3.2	x
Median	56.5		54.9		1.7		1.6		4.6		3.2
Communications equipment majors
Mean	40.8	x	78.9	x	2.1	x	2.1	x	1.8	x	4.6	x
Median	32.5		48.8		1.4		1.4		1.8		2.1
Specialty communications equipment leaders
Mean	36.1	x	76.4	x	3.1	x	3.6	x	1.5	x	3.0	x
Median	33.9		76.4		2.5		3.0		1.2		3.0
Western Multiplex	NM		50.3	x	2.3	x	2.0	x	NM		1.7	x
Proxim	100.7	x	46.3	x	2.7	x	2.6	x	4.5	x	2.1	x

      Contribution Analysis. Credit Suisse First Boston reviewed the relative contributions of Western Multiplex and Proxim to the revenue, gross profit, operating income and net income of the combined company for the latest 12 months and as estimated for calendar years 2001 and 2002, excluding amortization expense, potential synergies and one-time charges. Estimated financial data for Western Multiplex and Proxim were based on publicly available research analysts’ estimates.

      Credit Suisse First Boston then computed the fully diluted equity ownership percentages of Proxim’s stockholders in the combined company implied by Proxim’s relative contribution for each operational metric observed, in each case adjusted to reflect net cash balances, and the exchange ratios implied by those ownership percentages. This analysis indicated the following low, mean, median and high fully diluted equity ownership percentages of Proxim’s stockholders in the combined company, as compared to the fully diluted equity ownership of Proxim’s stockholders in the combined company immediately upon consummation of the merger, and the exchange ratios implied by those ownership percentages, as compared to the merger exchange ratio:

Implied Proxim Stockholder Fully Diluted Equity
Ownership Percentages in the Combined Company

Low	Mean	Median	High	Merger

44.6%	52.8%	49.1%	72.7%	50.0%

Implied Exchange Ratio

Low	Mean	Median	High	Merger

1.565x	2.244x	1.834x	4.539x	1.8896x

      Exchange Ratio Analysis. Credit Suisse First Boston reviewed the ratio of the closing price of Western Multiplex Class A common stock to the closing price of Proxim common stock on January 16, 2002 and the average of this ratio calculated from January 2, 2001 to various periods up to and including January 16, 2002. Credit Suisse First Boston then computed the premium/ (discount) implied by those exchange ratios, based on the closing prices for Western Class A common stock and Proxim common stock on January 16, 2002, and under three scenarios, referred to as primary case, fully diluted case and fully converted case, utilizing, in each scenario, an equity ownership percentage of Proxim’s stockholders in the combined company of 50.0%. The primary case was based on the outstanding shares of Western Multiplex Class A common stock and Proxim common stock. The fully diluted case was based on the primary case accounting for in-the-money outstanding options and warrants to purchase shares of Western Multiplex Class A common stock and Proxim common stock, using the treasury stock method. The fully converted case was based on the primary case including all outstanding options and warrants to purchase shares of Western Multiplex Class A common stock and Proxim common stock irrespective of whether such options and warrants were in-the-money. This analysis yielded an implied exchange ratio range of 1.689x to 2.076x, as compared to the merger exchange ratio of 1.8896x and implied merger premium/(discount) ranges, as indicated in the following table:

			Implied Premium/(Discount)

	Implied	Implied		Fully	Fully
	Exchange	Premium/(Discount)	Primary	Diluted	Converted
Period	Ratio	January 16, 2002	Case	Case	Case

January 16, 2002	2.076x	0.0%	(9.5)%	(9.0)%	(18.6)%
5 trading day average	2.195x	(5.4)%	(14.4)%	(13.9)%	(23.1)%
10 trading day average	2.108x	(1.5)%	(10.9)%	(10.4)%	(19.9)%
30 trading day average	2.082x	(0.3)%	(9.8)%	(9.2)%	(18.9)%
60 trading day average	2.107x	(1.5)%	(10.9)%	(10.3)%	(19.9)%
90 trading day average	2.318x	(10.4)%	(19.0)%	(18.5)%	(27.1)%
180 trading day average	2.435x	(14.7)%	(22.8)%	(22.4)%	(30.6)%
Period Average	2.405x	(13.7)%	(21.9)%	(21.4)%	(29.8)%

      Precedent Merger of Equals Transactions. Credit Suisse First Boston reviewed the purchase prices and premiums paid in 21 merger of equals transactions in the technology industry announced since July 4, 1994. For each transaction, Credit Suisse First Boston calculated the premium implied by the exchange ratio in the transaction relative to the ratio of the closing stock prices for the acquirors and targets in the transactions one trading day and over various periods prior to public announcement of the transaction. Credit Suisse First Boston then applied the resulting premiums to the ratio of the closing prices of Western Multiplex Class A common stock to the closing prices of Proxim common stock over the same periods. Over the various periods observed, this analysis indicated the following implied exchange ratios, as compared to the merger exchange ratio, and implied fully diluted equity ownership percentage of Proxim’s stockholders in the combined company, as compared to the fully diluted equity ownership percentage of

Proxim’s stockholders in the combined company upon consummation of the merger based on the merger exchange ratio:

Exchange Ratios Implied by Precedent Transactions

90 Days	60 Days	30 Days	10 Days	1 Day	Average	Merger

2.597x	2.393x	2.288x	2.467x	2.422x	2.441x	1.8896x

Implied Proxim Stockholder Fully Diluted
Equity Ownership Percentages in the Combined Company

90 Days	60 Days	30 Days	10 Days	1 Day	Average	Merger

58.9%	56.7%	55.4%	57.5%	57.0%	57.3%	50.0%

      Pro Forma Merger Analysis. Credit Suisse First Boston reviewed the potential pro forma effect of the merger on Western Multiplex’s estimated earnings per share for the last three quarters of calendar year 2002 and as estimated for the full calendar year of 2002, both before and after taking into account potential cost synergies anticipated by the managements of Western Multiplex and Proxim to result from the merger, excluding merger related costs. Estimated financial data for Western Multiplex and Proxim were based on publicly available research analysts’ estimates. Based on the merger exchange ratio of 1.8896x, this analysis indicated that the merger could be:

•	accretive to Western Multiplex’s estimated earnings per share for the third and fourth quarters of calendar year 2002 and for the full calendar year of 2002, both before and after taking into account potential cost synergies from the merger;

•	accretive to Western Multiplex’s estimated earnings per share for the second quarter of calendar year 2002, after taking into account potential cost synergies from the merger; and

•	dilutive to Western Multiplex’s estimated earnings per share for the second quarter of calendar year 2002, without taking into account potential cost synergies from the merger.

      Credit Suisse First Boston also reviewed the potential pro forma effect of the merger on Western Multiplex’s calendar year 2002 estimated earnings per share for calendar year 2002, based on publicly available research analysts’ estimates for Western Multiplex and a Proxim sensitivity case, which evaluated the potential effect of increases and decreases in Proxim’s estimated calendar year 2002 revenue relative to publicly available research analysts’ estimates. Based on the merger exchange ratio of 1.8896x, this analysis indicated that the merger could be dilutive to Western Multiplex’s estimated earnings per share, without giving effect to potential cost synergies from the merger, assuming that Proxim’s calendar year 2002 estimated revenue was below publicly available research analysts’ revenue estimates for Proxim by approximately 3.7% or more, and further assuming Proxim’s costs during that calendar year remained constant with the level estimated by publicly available research analysts. The actual results achieved by the combined company may vary from the projected results and the variations may be material.

      Other Factors. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including:

•	illustrative pro forma per share values for Western Multiplex Class A common stock implied by ranges of selected earnings and revenue multiple assumptions, both before and after giving effect, in the case of earnings multiples, to potential cost synergies anticipated by the managements of Western Multiplex and Proxim to result from the merger;

•	publicly available research analysts’ reports for Western Multiplex and Proxim financial results;

•	a comparison of the historical reported revenue and earnings per share of Western Multiplex for the last six fiscal quarters and of Proxim for the last eight fiscal quarters relative to estimates of publicly available research analysts’ as to the revenue and earnings per share of Western Multiplex and Proxim for those quarters, excluding the fiscal quarter ended December 31, 2001; and

•	historical price performance and trading characteristics of Western Multiplex Class A common stock and Proxim common stock and the relationship between movements in Western Multiplex Class A common stock, Proxim common stock and movements of selected companies and in selected stock indices.

      Miscellaneous. Western Multiplex has agreed to pay Credit Suisse First Boston customary fees for its financial advisory services in connection with the merger. Western Multiplex also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and out-of-pocket expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

      Credit Suisse First Boston and its affiliates in the past have provided, and may in the future provide, investment banking and financial services to Western Multiplex unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received and would expect to receive compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may hold or actively trade the securities of Western Multiplex, Proxim and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Proxim’s Reasons for the Merger

      In unanimously approving the merger agreement and in recommending that Proxim’s stockholders adopt the merger agreement, the Proxim board consulted with Proxim’s management, as well as its financial and legal advisors, and considered a number of factors. The material factors considered by the Proxim board of directors in approving and recommending adoption of the merger agreement are described below.

•	the reasons described under the section entitled “— Joint Reasons for the Merger” beginning on page 42;

•	the opportunity to respond to customer requests for an integrated networking system including both point-to-point and point-to-multipoint products with wireless LAN products;

•	the opportunity to expand the worldwide sales and support organization for Proxim’s products, opening new market opportunities in the enterprise/campus market;

•	the strengthening of the management team that will result from the merger;

•	the opportunity to leverage Western Multiplex’s research and development, engineering and technical capabilities to facilitate faster product introduction, accelerated cost reduction and additional development of product features. The combination of the two companies’ technical expertise may enable the combined entity to respond more quickly to technological change and evolving standards;

•	the benefits of the greater financial, development, personnel and other resources of a larger consolidated organization that should enable it to more effectively address the broadband wireless equipment market;

•	information concerning the historical financial performance, business operations, and financial condition and prospects of Western Multiplex;

•	the view of the business strategy and prospects for the combined entity shared by the management teams of both companies;

•	the financial condition, results of operations and business of Proxim, on both a historical and prospective basis, as well as current industry, economic, and market conditions;

•	the financial terms of the merger, including the proposed structure as a tax-free reorganization, and the exchange ratio;

•	the financial presentations and the opinions of JPMorgan H&Q and Broadview International LLC rendered to the Proxim board of directors at its January 15, 2002 meeting to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the exchange ratio was fair, from a financial point of view, to the holders of Proxim common stock;

•	current industry and financial market conditions and historical market prices, volatility and trading information with respect to Western Multiplex and Proxim common stock;

•	the fact that affiliates of Ripplewood Holdings L.L.C. and Western Multiplex had agreed to enter into the stockholders agreement;

•	the fact that affiliates of Ripplewood Holdings L.L.C. had agreed to vote their shares in favor of the issuance of shares in connection with the merger and the likelihood that the merger will receive the necessary regulatory approvals;

•	the fact that the termination provisions of the merger agreement permit Proxim, under specified circumstances, to terminate the merger agreement and the size and impact of termination fees associated with a termination, as well as the advice of Proxim’s legal and financial advisors concerning such provisions; and

•	the interests of the officers and directors of Proxim in the merger, including the matters described under “— Interests of Directors and Executive Officers in the Merger,” and the impact of the merger on Proxim’s stockholders, customers and employees.

      The Proxim board of directors also considered potential negative factors relating to the merger, including:

•	the effect of the structure of the merger and the negative spot premium;

•	the potentially negative impact of Ripplewood’s share ownership and future distributions and sales;

•	the potential dilutive effect on Proxim’s common stock price if revenues and earnings expectations for Western Multiplex are not met;

•	the risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of Western Multiplex common stock, the per share value of the consideration to be received by Proxim stockholders might be significantly less than the per share value implied by the exchange ratio immediately prior to the announcement of the merger;

•	the risks that the benefits sought in the merger would not be fully achieved;

•	the risk that the merger would not be consummated;

•	the potential loss of a number of key Proxim and Western Multiplex employees critical to the ongoing success of Proxim’s and Western Multiplex’s products and to the successful integration of product lines;

•	difficulties associated with integration of each company’s products, networks and technologies;

•	the effect of the announcement of the merger on Proxim’s sales and operating results and its ability to attract and retain key engineering and sales personnel;

•	the impact that a merger of equals may have on its stockholders and employees;

•	the possibility of cultural conflicts between the companies; and

•	other risks and uncertainties discussed above under “Risk Factors” beginning on page 16.

      The foregoing discussion of the items that the Proxim board considered is not intended to be exhaustive, but includes all material items that the Proxim board considered. In view of the complexity and wide variety of factors, both positive and negative, that the Proxim board considered, the Proxim board did not find it practical to quantify, rank or otherwise weight the factors considered. In considering the various factors, individual members of the Proxim board considered all of these factors as a whole and concluded that, on balance, the benefits of the merger to Proxim and its stockholders outweighed the negative factors.

Recommendation of Proxim’s Board of Directors

      After careful consideration, Proxim’s board of directors unanimously determined that the merger is fair to, and in the best interests of, Proxim and its stockholders and has declared the merger agreement advisable. Proxim’s board of directors unanimously approved the merger agreement and the ancillary agreements and unanimously recommends that Proxim stockholders vote FOR the adoption of the merger agreement.

      In considering the recommendation of the Proxim board of directors with respect to the merger agreement, you should be aware that certain directors and executive officers of Proxim have interests in the merger that are different from, or are in addition to, the interests of Proxim stockholders. Please see the section entitled “— Interests of Directors and Executive Officers in the Merger” that begins on page 71 of this proxy statement/prospectus.

Opinion of Proxim’s Financial Advisors

Opinion of JPMorgan H&Q

      Pursuant to an engagement letter dated December 31, 2001, Proxim retained JPMorgan Securities Inc., referred to in this proxy statement/ prospectus as “JPMorgan H&Q”, as a financial advisor in connection with the proposed transaction and to render an opinion to the Proxim board as to the fairness, from a financial point of view, to the holders of shares of common stock of Proxim of the exchange ratio reflected in the merger agreement. JPMorgan H&Q was selected by the Proxim board based on JPMorgan H&Q’s qualifications, experience and reputation, as well as JPMorgan H&Q’s historic investment banking relationship and familiarity with Proxim. At the meeting of Proxim’s board of directors on January 15, 2002, JPMorgan H&Q presented various financial analyses and its preliminary views as to the fairness, from a financial point of view, to Proxim’s stockholders of the exchange ratio as of that date, and on January 16, 2002, delivered to the Proxim board of directors a written opinion dated as of that date, to the effect that, as of that date, the exchange ratio reflected in the merger agreement was fair, from a financial point of view, to holders of Proxim common stock. The amount of the consideration was determined through negotiations between Western Multiplex and Proxim and not as a result of recommendations by JPMorgan H&Q.

      The full text of the opinion delivered by JPMorgan H&Q to the Proxim board dated January 16, 2002, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by JPMorgan H&Q in rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. JPMorgan H&Q’s opinion is directed to the Proxim board and addresses only the fairness, from a financial point of view, to Proxim stockholders of the exchange ratio reflected in the merger agreement. JPMorgan H&Q’s opinion does not constitute a recommendation to any Proxim stockholder as to how such stockholder should vote with respect to the proposed transaction. In furnishing its opinion, JPMorgan H&Q did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act. The summary of JPMorgan H&Q’s opinion set forth below is qualified in its entirety by reference to the full text of its opinion. Proxim stockholders are urged to read the opinion carefully in its entirety.

      In connection with its review of the merger, and in arriving at its opinion, JPMorgan H&Q has, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Proxim and Western Multiplex and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan H&Q deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Proxim and Western Multiplex with publicly available information concerning certain other companies JPMorgan H&Q deemed relevant and reviewed the current and historical market prices of Proxim common stock and Western Multiplex common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses prepared by the management of Proxim and Western Multiplex relating to their respective businesses, publicly available financial forecasts regarding Proxim and Western Multiplex;

•	performed such other financial studies and analyses and considered such other information as JPMorgan H&Q deemed appropriate for the purposes of the opinion; and

•	held discussions with certain members of the management of Proxim and Western Multiplex with respect to certain aspects of the merger, and the past and current business operations of Proxim and Western Multiplex, the financial condition and future prospects and operations of Proxim and Western Multiplex, the effects of the merger on the financial condition and future prospects of Proxim and Western Multiplex, and certain other matters JPMorgan H&Q believed necessary or appropriate to its inquiry.

      In rendering its opinion, JPMorgan H&Q assumed and relied upon, without independent verification, the accuracy and completeness of all the information concerning Proxim and Western Multiplex that was publicly available or was furnished to JPMorgan H&Q by Proxim considered in connection with its review of the proposed transaction, and JPMorgan H&Q did not assume any responsibility or liability therefor. In connection with its opinion, JPMorgan H&Q did not conduct any valuation or appraisal of any of the assets or liabilities of Proxim or Western Multiplex, nor have any such valuations or appraisals been provided to JPMorgan H&Q, nor did it conduct a physical inspection of the properties and facilities of Proxim or Western Multiplex. In relying on financial analyses and forecasts provided to JPMorgan H&Q and used in its analysis, JPMorgan H&Q assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of Proxim of the expected future results of operations and financial condition of Proxim and Western Multiplex to which such analyses or forecasts relate. JPMorgan H&Q also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. JPMorgan H&Q relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel. JPMorgan H&Q further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Proxim or Western Multiplex or on the contemplated benefits of the merger. With Proxim board’s consent, JPMorgan H&Q did not consider the outcome of any of the legal proceedings involving Proxim with regards to violations of intellectual property rights.

      JPMorgan H&Q’s opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion. JPMorgan H&Q does not have any obligation to update, revise or reaffirm its opinion. JPMorgan H&Q expresses no opinion as to the price at which Western Multiplex common stock will trade at any future time.

      The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not necessarily susceptible to partial analysis or summary description. Accordingly, JPMorgan H&Q believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses performed by JPMorgan H&Q in connection with its opinion. In arriving at its opinion, JPMorgan H&Q did not attribute any particular weight to any analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. JPMorgan H&Q did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support the JPMorgan H&Q opinion. In performing its analyses, JPMorgan H&Q made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Proxim and Western Multiplex. The analyses performed by JPMorgan H&Q are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of the JPMorgan H&Q analysis of the fairness to Proxim stockholders, from a financial point of view, of the exchange ratio to be used in the proposed transaction. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired. The following is a brief summary of the material financial analyses performed by JPMorgan H&Q in connection with its presentation to the Proxim board on January 15, 2002 and its written fairness opinion delivered on January 16, 2002. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, you should read the tables together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

      Pro Forma Merger Analysis. JPMorgan H&Q analyzed the pro forma impact of the merger on the projected financial results of Western Multiplex, for Western Multiplex’s calendar year ending December 31, 2002. Projections for Western Multiplex and Proxim were based on published Wall Street research estimates. JPMorgan H&Q observed that, excluding the impact of goodwill and other non-cash expenses, the pro forma accretive or dilutive impact of the merger on Western Multiplex’s projected calendar 2002 earnings per share was accretive. Based on an assumed closing date of March 31, 2002 and excluding any synergies, JPMorgan H&Q also observed Proxim’s contributions to the combined company pro forma revenue, gross profit, operating income and net income for calendar year 2002 were projected to be 40.8%, 35.1%, 50.4% and 55.7%, respectively.

      Contribution Analysis. JPMorgan H&Q derived implied exchange ratios based on Proxim’s and Western Multiplex’s relative income statement contribution to the combined entity for calendar years 2001 and 2002. Projections were based on published Wall Street estimates, excluding the impact of goodwill and other non-cash charges, and disregarded any purchase accounting period adjustments. Proxim’s percentage contributions of revenues and gross profit to the combined entity for the calendar year 2001 were 45.5% and 42.9%, respectively. Implied pro forma share count estimates of the combined entity were derived by dividing Western Multiplex’s fully diluted shares by Western Multiplex’s contribution percentage. Multiplying Proxim’s contribution percentages by the implied pro forma share count estimates, JPMorgan H&Q derived the implied Proxim pro forma share ownership in the combined entity. Proxim’s pro forma share ownership in the combined entity was divided by Proxim’s current stand-alone fully diluted share count estimate to derive an implied exchange ratio. The implied exchange ratios based on revenue contribution and gross profit contribution were 1.5677 and 1.4146, respectively. Due to Western Multiplex’s operating and net income losses in 2001, contribution analyses based on operating income and net income were deemed to be not meaningful. JPMorgan H&Q also derived implied exchange ratios based on Proxim’s and Western Multiplex’s relative contribution to the combined entity of revenues, gross profit, operating income and net income for Fiscal Year 2002. Projections were based on published Wall Street estimates, excluding the impact of goodwill and other non-cash charges, and disregarded any purchase accounting period adjustments. Proxim’s percentage contributions of revenue, gross profit, operating income, and net income to the combined entity for the Fiscal Year 2002 were 45.8%, 40.1%, 53.3% and 54.1%, respectively. Implied pro forma share count estimates of the combined entity were derived by dividing Western Multiplex’s fully diluted shares by Western Multiplex’s percentage contribution. Multiplying Proxim’s contribution percentages by the implied pro forma share count estimates, JPMorgan H&Q derived the implied Proxim pro forma share ownership in the combined entity. Proxim’s pro forma share ownership in the combined entity was divided by Proxim’s current stand-alone fully diluted share count estimate to derive an implied exchange ratio. The implied exchange ratios based on revenue contribution, gross profit contribution, operating income contribution and net income contribution were 1.5867, 1.2565, 2.1436 and 2.2146, respectively.

      Analysis of Selected Public Companies. Using published Wall Street estimates, JPMorgan H&Q compared, among other things, certain trading and valuation statistics for Proxim to corresponding measures for four publicly traded comparable companies. The companies that JPMorgan H&Q reviewed in connection with this analysis were:

•	Alvarion Ltd.

•	Intersil Corporation

•	SpectraLink Corporation

•	Symbol Technologies, Inc.

      JPMorgan H&Q derived multiples of enterprise value (equity value plus cash less debt) to last twelve months (LTM) revenues ending September 30, 2001, projected calendar year (CY) 2001 revenues and projected calendar year 2002 revenues for these public companies. The results of this analysis are as follows:

Metric	Mean Multiple

Enterprise Value/ LTM Revenue	3.4
Enterprise Value/ CY 2001 Revenue	3.9
Enterprise Value/ CY 2002 Revenue	3.4

      JPMorgan H&Q then applied the mean of these revenue multiples to Proxim’s last twelve months historic revenues, and Proxim’s projected calendar year 2001 and 2002 revenues, to derive an implied equity value for Proxim based on these multiples, and an implied price per share based on the diluted number of shares of Proxim’s common stock. This methodology implied Proxim per share prices of $12.33, $12.01 and $12.12 using LTM, CY2001 and CY2002 revenue multiples, respectively. The implied exchange ratios were calculated by dividing the implied Proxim prices per share by Western Multiplex’s share price of $4.40 on January 15, 2002. This methodology implied exchange ratios of 2.8032, 2.7300 and 2.7544 using LTM, CY2001 and CY2002 revenue multiples, respectively. These values were compared to the transaction exchange ratio of 1.8896 Western Multiplex shares for each Proxim share.

      JPMorgan H&Q noted that none of the selected companies were identical to Proxim and that any analysis of the selected companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading values.

      Exchange Ratio Analysis. JPMorgan H&Q observed the historical exchange ratio implied by the trading prices of Proxim and Western Multiplex for various periods over the last twelve months and compared these ratios to the proposed exchange ratio of 1.8896 Western Multiplex shares for each Proxim share. The average natural exchange ratios for Proxim and Western Multiplex were:

Historical
Period	Exchange Ratio

Closing Price on January 15, 2002	2.1818
10 Day Average	2.0814
20 Day Average	1.8974
60 Day Average	2.1027
90 Day Average	2.3321
180 Day Average	2.4319
LTM Day Average	2.3393
Proposed Transaction Exchange Ratio	1.8896

      Merger-of-Equals Transaction Analysis. On a qualitative basis, JPMorgan H&Q compared the proposed transaction with selected “merger-of-equals” technology transactions. Such transactions were defined as recent technology mergers between companies with relatively equivalent market capitalizations, in the same technology industry. In comparing the precedent transactions with the proposed transaction, JPMorgan H&Q evaluated such factors as post-transaction board and management composition, target ownership, and premiums (or discounts) paid to target stockholders.

      Fee Arrangements. JPMorgan H&Q, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. JPMorgan H&Q has acted as a financial advisor to the board of directors of Proxim in connection with the proposed merger, and JPMorgan H&Q will receive a fee for its services, which include the rendering of its opinion.

      In the past, JPMorgan H&Q has provided investment banking and other financial advisory services to Proxim and has received fees for rendering these services. In the ordinary course of business, JPMorgan H&Q acts as a market maker and broker in the publicly traded securities of Proxim and Western Multiplex and receives customary compensation in connection therewith, and also provides research coverage for Proxim. In the ordinary course of business, JPMorgan H&Q actively trades in the equity and derivative securities of Proxim and Western Multiplex for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. JPMorgan H&Q may in the future provide investment banking or other financial advisory services to Western Multiplex or Proxim.

      Pursuant to an engagement letter dated December 31, 2001, Proxim has agreed to pay JPMorgan H&Q a customary fee based on a percentage of aggregate consideration as well as a customary fee payable in connection with the fairness opinion. In addition, pursuant to a stockholders agreement with Western Multiplex, the affiliates of Ripplewood Holdings L.L.C. that own shares of Western Multiplex common stock agreed to effect specified future sales of these shares, if any, solely through the trading desk of JPMorgan H&Q. Proxim has also agreed to reimburse JPMorgan H&Q for its reasonable out-of-pocket expenses and to indemnify JPMorgan H&Q against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of JPMorgan H&Q’s engagement as financial advisor.

Opinion of Broadview International LLC

      Pursuant to a letter agreement dated as of December 21, 2001, Broadview was engaged to act as a financial advisor to Proxim’s board of directors. The Proxim board selected Broadview to act as financial advisor based on Broadview’s reputation and experience in the Information Technology, Communication and Media Sector and the Enterprise Wireless Infrastructure Industry in particular. In its role as financial advisor, Broadview was requested to render an opinion to the Proxim board regarding the fairness, from a financial point of view, to holders of Proxim common stock of the exchange ratio to be received in the merger. At the meeting of the Proxim board on January 15, 2002, Broadview advised that, based upon and subject to the various factors and assumptions, the exchange ratio, as calculated on that date, was fair, from a financial point of view, to holders of Proxim common stock. On January 16, 2002, the date that the agreement and plan of reorganization was executed, Broadview delivered a written opinion that, as of January 16, 2002, based upon and subject to the various factors and assumptions, the exchange ratio was fair, from a financial point of view, to holders of Proxim common stock.

      Broadview’s January 16, 2002 opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is incorporated by reference and attached as Annex D to this proxy statement/prospectus. Proxim stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the Proxim board and addresses only the fairness of the exchange ratio from a financial point of view to the holders of shares of Proxim common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger and does not constitute a recommendation to any holder of Proxim common stock as to how to vote at the Proxim special meeting. The summary of the Broadview opinion set forth in this proxy statement, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

      In connection with rendering its opinion, Broadview, among other things:

•	reviewed the terms of the agreement and plan of reorganization in the form of the draft furnished to Broadview by Proxim’s legal counsel on January 14, 2002;

•	reviewed certain publicly available financial statements and other information on Proxim and Western Multiplex, respectively;

•	reviewed certain internal financial and operating information relating to Proxim prepared and furnished to Broadview by Proxim management;

•	participated in discussions with Proxim and Western Multiplex management and certain other representatives and advisors of Proxim and Western Multiplex concerning the operations, business strategy, financial performance, and prospects for Proxim and Western Multiplex, respectively;

•	discussed the strategic rationale for the merger with Proxim and Western Multiplex management, respectively;

•	reviewed the recently reported closing prices and trading activity for Proxim and Western Multiplex common stock, respectively;

•	compared certain aspects of the financial performance of Proxim and Western Multiplex with other comparable public companies we deemed comparable;

•	analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

•	reviewed recent equity research analyst reports covering Proxim and Western Multiplex;

•	considered the total number of shares of Western Multiplex common stock outstanding and the average weekly trading volume of Western Multiplex common stock;

•	analyzed and discussed with Proxim and Western Multiplex management, respectively, the anticipated effect of the merger on the future financial performance of the consolidated entity;

•	assisted in negotiations and discussions related to the merger among Proxim, Western Multiplex, and their respective financial and legal advisors; and

•	conducted other financial studies, analyses, and investigations as Broadview deemed appropriate for purposes of this opinion.

      In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to Broadview by Proxim, Western Multiplex or their respective advisors. With respect to the financial projections examined by Broadview that were contained in equity analyst reports and characterized as reasonable by Proxim and Western Multiplex, respectively, Broadview assumed that they were reasonably prepared and reflected the best available estimates as to the future performance of Proxim and Western Multiplex, respectively. Broadview also assumed that neither Proxim nor Western Multiplex is currently involved in any material transaction as of the date of Broadview’s opinion other than the merger, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting their respective businesses. Broadview did not make or obtain an independent appraisal or valuation of any of Proxim’s assets.

      Broadview’s January 16, 2002 opinion is necessarily based upon market, economic, financial, and other conditions as they existed and could be evaluated as of January 16, 2002, and any change in such conditions would require a reevaluation of Broadview’s opinion. Broadview’s opinion did not express any opinion as to the price at which Western Multiplex common stock will trade at any time.

      The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview’s opinion. These analyses were orally presented and delivered to the Proxim board at its meeting on January 15, 2002. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

      Proxim Stock Performance Analyses. Broadview compared the recent stock performance of Proxim with that of the NASDAQ Composite and the Proxim Comparable Index. The Proxim Comparable Index is comprised of public companies that Broadview deemed comparable to Proxim. Broadview selected companies competing in the Enterprise Wireless Infrastructure Industry as Proxim comparables. The Proxim Comparable Index consists of the following companies: Intersil Corporation; Sierra Wireless, Inc.; SpectraLink Corporation; Symbol Technologies, Inc.; Wavecom S.A.; Western Multiplex Corporation; Psion plc; and Alvarion Ltd.

      Public Company Comparables Analysis. Broadview considered ratios of equity market capitalization, adjusted for cash and debt (“Total market capitalization”) when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of the Proxim Comparables Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

      The following table presents, as of January 15, 2002, the median market capitalization as multiples of selected operating metrics and the range of those multiples for the Proxim Comparable Index:

	Median Multiple	Range of Multiples

Total market capitalization/Revenue for the last 12 months	2.64x	1.46x - 5.51x
Equity market capitalization/Earnings for the last 12 months	54.10x	18.86x - 199.15x
Total market capitalization/Projected revenue for the 2001 calendar year	2.76x	1.82x - 6.05x
Total market capitalization/Projected EBIT for the 2001 calendar year	52.10x	14.51x - 209.86x
Total market capitalization/Projected revenue for the 2002 calendar year	2.26x	1.45x - 5.21x
Total market capitalization/Projected EBIT for the 2002 calendar year	38.61x	9.89x - 61.22x
Equity market capitalization/Projected earnings for the 2002 calendar year	43.39x	17.50x - 60.61x

      The following table presents, as of January 15, 2002, the median implied share values and the range of implied per share values of Proxim’s common stock, calculated by using the multiples shown above and the appropriate Proxim metric:

	Implied	Range of
	Median Value	Implied Values

Total market capitalization/Revenue for the last 12 months	$9.87	$6.24 - $18.62
Equity market capitalization/Earnings for the last 12 months	$3.34	$1.17 - $12.31
Total market capitalization/Projected revenue for the 2001 calendar year	$8.82	$6.42 - $17.19
Total market capitalization/Projected EBIT for the 2001 calendar year	$3.30	$2.22 - $ 7.82
Total market capitalization/Projected revenue for the 2002 calendar year	$7.85	$5.70 - $15.79
Total market capitalization/Projected EBIT for the 2002 calendar year	$8.13	$3.42 - $11.83
Equity market capitalization/Projected earnings for the 2002 calendar year	$7.10	$2.86 - $ 9.92

      No company utilized in the public company comparables analysis as a comparison is identical to Proxim. In evaluating the comparables, Broadview made numerous assumptions with respect to the Enterprise Wireless Infrastructure Industry’s performance and general economic conditions, many of which are beyond the control of Proxim. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

      Transaction Comparables Analysis. Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating metrics to indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. A handful of companies involved in recent transactions are comparable to Proxim based on market focus, business model and size. Broadview reviewed eight comparable merger and acquisition (“M&A”) transactions from January 1, 1998, through January 15, 2002, involving sellers in the Wireless Systems and Peripherals Industry, excluding equity investments and divestitures, with revenue for the last 12 months greater than $20 million, from a financial point of view. Transactions were selected from Broadview’s proprietary database of published and confidential M&A transactions in the IT, Communications, and Media Industries. These transactions consisted of the acquisition of:

•	Aironet Wireless Communications, Inc. by Cisco Systems, Inc.;

•	Teklogix International, Inc. by Psion plc;

•	Innova Corporation by Digital Microwave Corporation;

•	Microwave Power Devices, Inc. by Telefon LM AB Ericsson;

•	Floware Wireless Systems, Ltd. by BreezeCOM Ltd.;

•	Xircom, Inc. by Intel Corporation;

•	Telxon Corporation by Symbol Technologies, Inc.; and

•	Pacific Monolithics, Inc. by Hybrid Networks, Inc.

      The following table presents the median Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) as a multiple of the seller’s revenue in the last reported twelve months prior to acquisition for the transactions listed above and the range of those multiples:

	Median Multiple	Range of Multiples

Adjusted Price/Revenue for the last 12 months	1.86x	0.50x - 13.92x

      The following table presents, as of January 15, 2002, the median implied per share value and the range of implied per share values of Proxim, calculated by multiplying the multiples shown above by the appropriate Proxim operating metric for the twelve months ending September 30, 2001 (in thousands):

	Implied	Range of
	Median Value	Implied Values

Adjusted Price/Revenue for the last 12 months	$7.47	$3.34 - $44.27

      No transaction utilized as a comparable in the transaction comparables analysis is identical to the Merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the Enterprise Wireless Infrastructure Industry’s performance and general economic conditions, many of which are beyond the control of Proxim and Western Multiplex. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

      Transaction Premiums Paid Analysis. Broadview considered premiums paid above the seller’s stock price to determine the additional value strategic and financial acquirers are willing to pay, when compared to public shareholders, for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer’s last reported closing price (on the appropriate exchange) prior to announcement. The seller’s equity market capitalization one trading day prior to announcement is calculated using the seller’s last reported closing price (on the appropriate exchange) prior to announcement. The seller’s equity market capitalization twenty trading days prior to announcement is calculated using the seller’s closing price (on the appropriate exchange) on the first day of that period which: (1) consists of twenty consecutive days during which the appropriate exchange conducts trading activity, and (2) ends on the day of the last reported closing price prior to announcement.

      Broadview reviewed two sets of comparable M&A transactions. The first set includes thirty comparable technology hardware M&A transactions, excluding equity investments and divestitures, with equity consideration between $50 million and $500 million from June 30, 2000, to January 15, 2002. In light of the composition of the Board of Directors of the combined company following the Merger, as well as the allocation of shares in the Merger among former shareholders of Proxim and Western Multiplex, Broadview also employed a Merger of Equals premiums paid analysis. In that regard, the second set includes twenty-one comparable technology “Merger of Equals” M&A transactions, excluding equity investments and divestitures, with equity consideration between $50 million and $2 billion from January 1, 1996, to January 15, 2002. Transactions were selected from Broadview’s proprietary database of published and confidential M&A transactions in the IT, Communications, and Media Industries.

      The technology hardware transactions used are the acquisition of:

•	Microtouch Systems, Inc. by Minnesota Mining & Manufacturing Company;

•	Microtest, Inc. by Danaher Corporation (Fluke Networks, Inc.);

•	Labtec, Inc. by Logitech International S.A.;

•	Centennial Technologies, Inc. by Solectron Corporation;

•	Nogatech, Inc. by Zoran Corporation;

•	Equinox Systems Inc. by Avocent Corporation;

•	IVI Checkmate Corp. (Remaining 80.1%) by Ingenico S.A.;

•	Fargo Electronics, Inc. by Zebra Technologies Corporation;

•	Ramp Networks, Inc. by Nokia Oyj;

•	Integrated Measurement Systems, Inc. by Credence Systems Corporation;

•	Printrak International Inc. by Motorola, Inc.;

•	Netsilicon, Inc. by Digi International Inc.;

•	Casino Data Systems by Aristocrat Leisure Limited;

•	Polyvision Corporation by Steelcase Inc.;

•	Hello Direct, Inc. by GN Great Nordic Ltd.;

•	Splash Technology Holdings, Inc. by Electronics for Imaging, Inc.;

•	Gasonics International Corporation by Novellus Systems, Inc.;

•	Telxon Corporation by Symbol Technologies, Inc.;

•	BTG, Inc. by The Titan Corporation;

•	Applied Science and Technology, Inc. by MKS Instruments, Inc.;

•	Cerprobe Corporation by Kulicke & Soffa Industries, Inc.;

•	Robinson Nugent, Inc. by Minnesota Mining & Manufacturing Company;

•	Corsair Communications, Inc. by Lightbridge, Inc.;

•	Microwave Power Devices, Inc. by Telefon LM AB Ericsson;

•	Barringer Technologies Inc. by Smiths Group Plc (fka Smiths Industries Plc);

•	Genrad, Inc. by Teradyne, Inc.;

•	TelCom Semiconductor, Inc. by Microchip Technology Incorporated;

•	Blue Wave Systems Inc. by Motorola, Inc.;

•	Sage, Inc. by Genesis Microchip Incorporated; and

•	Floware Wireless Systems, Ltd. by BreezeCOM Ltd.

      The following table presents the median premium and the range of premiums for the above applicable technology hardware premiums:

	Median	Range of
	Premium	Premiums

Technology Hardware Premium Paid to Seller’s Equity Market Capitalization 1 Trading Day Prior to Announcement	35.5%	(3.7)% - 93.9%
Technology Hardware Premium Paid to Seller’s Equity Market Capitalization 20 Trading Days Prior to Announcement	50.2%	(31.8)% - 200.0%

      The following table presents the median implied value and the range of implied values of Proxim’s stock, calculated by using the technology hardware premiums shown above and Proxim’s share price 1 day and 20 trading days prior to January 15, 2002:

	Median	Range of
	Implied Value	Implied Values

Technology Hardware Premium Paid to Seller’s Equity Market Capitalization 1 Trading Day Prior to Announcement	$13.00	$9.24 - $18.61
Technology Hardware Premium Paid to Seller’s Equity Market Capitalization 20 Trading Days Prior to Announcement	$13.46	$6.11 - $26.88

      The technology “Merger of Equals” transactions used are the acquisition of:

•	C-bridge Internet Solutions, Inc. by eXcelon Corporation;

•	INTERSOLV, Inc. by Micro Focus Group Plc;

•	Scient Corporation by iXL Enterprises, Inc.;

•	Egghead.com, Inc. by Onsale, Inc.;

•	SPR Inc. by Leapnet, Inc.;

•	Raptor Systems, Inc. by AXENT Technologies, Inc.;

•	International Integration Incorporated by Razorfish, Inc.;

•	Mission Critical Software, Inc. by NetIQ Corporation;

•	Boston Technology, Inc. by Comverse Technology, Inc.;

•	Virata Corporation by GlobeSpan, Inc.;

•	Colonial Data Technologies Corp. by US Order, Inc.;

•	Atria Software, Inc. by Pure Software Inc.;

•	OpenROUTE Networks, Inc. by Netrix Corp.;

•	onlinetradinginc.com corp. by Omega Research, Inc.;

•	Interactive Pictures Corporation by bamboo.com, Inc.;

•	Fractal Design Corporation by MetaTools, Inc.;

•	Individual, Inc. by Desktop Data, Inc.;

•	N2K Inc. by CDnow, Inc.;

•	Pure Atria Corporation by Rational Software Corporation;

•	Floware Wireless Systems, Ltd. by BreezeCOM Ltd.; and

•	Broadbase Software, Inc. by Kana Communications, Inc.

      The following table presents the median premium and the range of premiums for the applicable technology “Merger of Equals” premiums:

	Median	Range of
	Premium	Premiums

Technology “Merger of Equals” Premium Paid to Seller’s Equity Market Capitalization 1 Trading Day Prior to Announcement	16.9%	(9.6)% - 126.7%
Technology “Merger of Equals” Premium Paid to Seller’s Equity Market Capitalization 20 Trading Days Prior to Announcement	9.0%	(55.1)% - 102.2%

      The following table presents the median implied value and the range of implied values of Proxim’s stock, calculated by using the technology “Merger of Equals” premiums shown above and Proxim’s share price 1 day and 20 trading days prior to January 15, 2002:

	Median	Range of
	Implied Value	Implied Values

Technology “Merger of Equals” Premium Paid to Seller’s Equity Market Capitalization 1 Trading Day Prior to Announcement	$11.22	$8.68 - $21.77
Technology “Merger of Equals” Premium Paid to Seller’s Equity Market Capitalization 20 Trading Days Prior to Announcement	$9.76	$4.02 - $18.12

      No transaction utilized as a comparable in the transaction premiums paid analyses is identical to the Merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the Enterprise Wireless Infrastructure Industry’s performance and general economic conditions, many of which are beyond the control of Proxim or Western Multiplex. Mathematical analysis, such as determining the average, median, or range is not in itself a meaningful method of using comparable transaction data.

      Present Value of Projected Share Price Analysis. Broadview calculated the present value of the potential future price of shares of Proxim common stock on a standalone basis using analyst earnings estimates derived from the equity research report prepared by UBS Warburg LLC dated October 24, 2001, covering Proxim, for the twelve months ending December 31, 2002, discounted to January 15, 2002. The implied share price calculated using the median market capitalization to earnings for the last 12 months for the public company comparables and discounted based on the Capital Asset Pricing Model (“CAPM”) using the median capital-structure adjusted beta for the public company comparables is $7.12. The implied share price calculated using the median market capitalization to earnings for the last 12 months for the public company comparables and discounted based on CAPM using Proxim’s 75 week historical beta is $7.21.

      Relative Contribution Analysis. Broadview examined the relative contribution of Proxim to Western Multiplex for a number of historical and projected operating metrics. In this analysis, projected figures for Proxim are derived from the equity research reports covering Proxim and Western Multiplex.

      The following reflects the relative contribution of Western Multiplex and Proxim, respectively.

	Western Multiplex	Proxim

Revenue for the last 12 months	53.8%	46.2%
Gross Profit for the last 12 months	55.2%	44.8%
Revenue for the 2001 calendar year	54.8%	45.2%
Gross Profit for the 2001 calendar year	57.5%	42.5%
Revenue for the 2002 calendar year	56.4%	43.6%
Gross Profit for the 2002 calendar year	62.0%	38.0%
EBIT for the 2002 calendar year	48.9%	51.1%
Net Income for the 2002 calendar year	49.9%	50.1%

      Exchange Ratio Analysis. Broadview considered the relative value public equity markets have placed on Western Multiplex and Proxim Common Stock from January 16, 2001 through January 15, 2002. For comparative purposes, the implied historical exchange ratio was examined in contrast with the exchange ratio defined in the Agreement. Based on this analysis, the one-year historical exchange ratio has ranged from 1.1250 to 4.7280 with an average of 2.3393.

      Western Multiplex Stock Performance Analysis. Broadview compared the recent stock performance of Western Multiplex with that of the NASDAQ Composite and the Western Multiplex Comparable Index. The Western Multiplex Comparable Index is comprised of public companies that Broadview deemed comparable to Western Multiplex. Broadview selected companies competing in the Fixed Wireless Infrastructure Industry as Western Multiplex comparables. The Western Multiplex Comparable Index consists of the following companies: SR Telecom Incorporated; DMC Stratex Networks Inc.; Wi-LAN Incorporated; Ceragon Networks, Ltd.; Harris Corporation; Nera ASA; Hybrid Networks, Inc.; Airspan Networks, Inc.; P-COM, Inc.; Alvarion Ltd.; and Netro Corporation.

      Evaluation of Western Multiplex Equity. Broadview compared financial information of Western Multiplex with publicly available information for companies comprising the Western Multiplex Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

      Pro Forma Combination Analysis. Broadview calculated the EPS accretion or dilution of the pro forma combined entity taking into consideration various financial effects that will result from a consummation of the Merger. In this analysis, projected figures for Proxim are derived from the equity research report prepared by UBS Warburg LLC dated October 24, 2001, covering Proxim and projected figures for Western Multiplex are derived from the equity research report prepared by Lehman Brothers Inc. dated October 22, 2001, covering Western Multiplex. Broadview examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario, the pro forma purchase model indicates marginal EPS dilution, excluding acquisition, non-cash, and extraordinary one-time charges, for fiscal year ending December 31, 2002.

      Consideration of the Discounted Cash Flow Valuation Methodology. Although discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company, such as Proxim, in a highly cyclical, rapidly evolving industry, a preponderance of the value in a valuation based on discounted cash flow is in the terminal value of the entity. The terminal value is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, as well as the cyclical nature of Proxim’s chosen market, Broadview considered a discounted cash flow analysis inappropriate for valuing Proxim.

      In connection with the review of the Merger by the Proxim board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the Merger.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

      In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Proxim or Western Multiplex. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The Exchange Ratio pursuant to the Agreement and other terms of the Agreement were determined through arm’s length negotiations between Proxim and Western Multiplex, and were approved by the Proxim board. Broadview provided advice to the Proxim board during such negotiations; however, Broadview did not recommend any specific consideration to the Proxim board or that any specific consideration constituted the only appropriate consideration for the Merger. In addition, Broadview’s opinion and presentation to the Proxim board was one of many factors taken into consideration by the Proxim board in making its decision to approve the Merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Proxim board with respect to the value of Proxim or of whether the Proxim board would have been willing to agree to a different consideration.

      Fee Arrangements. Upon consummation of the Merger, Proxim will be obligated to pay Broadview a customary transaction fee based on a percentage of aggregate consideration as well as a customary fee payable in connection with the delivery of its fairness opinion. In addition, Proxim has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Proxim and Broadview believe are customary in transactions of this nature, were negotiated at arm’s length between Proxim and Broadview, and the Proxim Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the Merger.

Effective Time of the Merger

      The merger will become effective when a certificate of merger is filed with the Delaware Secretary of State or at a later time as may be specified in the certificate of merger. The effective time of the merger will occur as soon as practicable after the last of the conditions in the merger agreement has been satisfied or waived. We expect the merger to occur at the end of the first calendar quarter or early in the second calendar quarter of 2002. However, because the merger is subject to governmental approvals and other customary conditions, we cannot predict the exact timing.

Merger Consideration

      In the merger, Proxim stockholders will be entitled to receive 1.8896 shares of Western Multiplex common stock for each share of Proxim common stock they hold. The number of shares of Western Multiplex common stock that Proxim stockholders will be entitled to receive in the merger will be appropriately adjusted for any stock splits, combinations and other similar events that occur between the date of the merger agreement and the completion of the merger. Western Multiplex will not issue fractional shares of common stock in the merger. Instead, each Proxim stockholder otherwise entitled to a fractional share will receive cash, without interest, in lieu of a fraction of a share of Western Multiplex common stock. Specifically, the exchange agent in the merger will, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, notify Western Multiplex of such amount, and Western Multiplex will deposit such amount with the exchange agent and will cause the exchange agent to forward payments to the owners of fractional interests.

Treatment of Proxim Stock Options and Warrants

      At the effective time of the merger, each outstanding Proxim stock option will cease to represent a right to acquire shares of Proxim common stock and will be converted into an option to purchase a number of shares of Western Multiplex common stock equal to the number of shares of Proxim common stock subject to such option multiplied by 1.8896 (rounded down to the next whole share of Western Multiplex common stock), at a per share exercise price equal to the per share exercise price of such option divided by 1.8896 (rounded up to the next whole cent).

      Twelve months of unvested shares subject to options granted under Proxim’s 1995 Long-Term Incentive Plan and 1999 Non-Statutory Stock Option Plan will vest and become fully exercisable as a result of the merger. Proxim’s executive officers collectively hold unvested options to purchase 336,042 shares of common stock that will accelerate pursuant to those plans as a result of the merger.

      The Proxim employee stock purchase plan shall be terminated at the effective time of the merger. All accumulated employee contributions to that plan shall be used to purchase shares of Proxim common stock, which shall be converted into shares of Western Multiplex common stock at the exchange ratio of 1.8896 shares of Western Multiplex common stock for each share of Proxim common stock.

      At the effective time of the merger, each outstanding warrant to purchase Proxim common stock will cease to represent a right to acquire Proxim common stock and will be converted into a warrant to purchase a number of shares of Western Multiplex common stock equal to the number of shares of Proxim common stock subject to such warrant multiplied by 1.8896 (rounded down to the next whole share of Western Multiplex common stock), at a per share exercise price equal to the per share exercise price of such warrant divided by 1.8896 (rounded up to next whole cent).

Material United States Federal Income Tax Consequences of the Merger

      The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Proxim common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

      For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

      This discussion assumes that you hold your shares of Proxim common stock as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a Proxim stockholder subject to the alternative minimum tax provisions of the Code;

•	a Proxim stockholder who received your Proxim common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Proxim benefit plan; or

•	a Proxim stockholder who holds Proxim common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction.

      Based on representations contained in representation letters provided by Western Multiplex and Proxim and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Simpson Thacher & Bartlett, counsel to Western Multiplex, and Wilson Sonsini Goodrich & Rosati, counsel to Proxim, that the material United States federal income tax consequences of the merger are as follows:

•	the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	you will not recognize gain or loss when you exchange your Proxim common stock solely for Western Multiplex common stock, except to the extent of any cash received in lieu of a fractional share of Western Multiplex;

•	your tax basis in the Western Multiplex common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your tax basis in the Proxim common stock you surrendered; and

•	your holding period for the Western Multiplex common stock that you receive in the merger will include your holding period for the shares of Proxim common stock that you surrender in the exchange.

If you acquired different blocks of Proxim common stock at different times and at different prices, your basis and holding period in your Western Multiplex common stock may be determined with reference to each block of Proxim common stock.

      You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Western Multiplex common stock equal to the difference between the amount of cash received and the basis allocated to such fractional share which will constitute long-term capital gain or loss if your holding period in Proxim common stock is greater than 12 months as of the date of the merger.

      It is a condition to the closing of the merger that each of Western Multiplex and Proxim receive an opinion from Simpson Thacher & Bartlett and Wilson Sonsini Goodrich & Rosati, respectively, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on updated representation letters provided by Western Multiplex and Proxim to be delivered at the time of closing, and on customary factual assumptions and will assume that the merger will be completed according to the terms of the merger agreement. Although the merger agreement allows us to waive this condition to closing, we currently do not anticipate doing so. If either of us does waive this condition, we will inform you of this decision and ask you to vote on the merger taking this into consideration.

      Western Multiplex and Proxim have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

      Backup Withholding. If you are a non-corporate holder of Proxim common stock you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in Western Multiplex common stock. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger; or

•	are otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

      Reporting Requirements. If you receive Western Multiplex common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

      This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Exchange of Stock Certificates

      When the merger is completed, the combined company’s exchange agent will mail to Proxim stockholders and Western Multiplex stockholders a letter of transmittal and instructions for use in surrendering Proxim common stock certificates and Western Multiplex common stock certificates in exchange for stock certificates of the combined company, Proxim Corporation. When Proxim stockholders and Western Multiplex stockholders deliver their Proxim common stock certificates and Western Multiplex common stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, the surrendered Proxim common stock certificates and Western Multiplex common stock certificates will be canceled and holders of Proxim stock common certificates and Western Multiplex common stock certificates will receive the number of shares of common stock of Proxim Corporation and, in the case of Proxim stockholders, any cash payment in lieu of fractional shares that they are entitled to receive under the merger agreement. These stock certificates will bear the name of the combined company following the merger, Proxim Corporation.

      Holders of Proxim common stock certificates and Western Multiplex stock certificates should not submit their stock certificates for exchange until they receive the transmittal instructions and a letter of transmittal from the exchange agent.

No Dividends

      Until they have exchanged their certificates for stock certificates of the combined company, Proxim stockholders are not entitled to receive any dividends or other distributions on the combined company’s common stock.

      Subject to applicable laws, promptly following the surrender of Proxim common stock certificates, Proxim stockholders will be paid the amount of any dividends or other distributions declared on shares of the combined company’s common stock held of record after the effective date of the merger, without interest.

      The combined company will only issue stock certificates or checks in lieu of fractional shares to the person in whose name the surrendered stock certificate is registered. If Proxim or Western Multiplex stockholders wish to have their certificates issued in the name of a transferee that has not been recorded in the transfer records of Proxim or Western Multiplex, they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that any applicable stock transfer taxes have been paid.

Regulatory Matters; HSR Act and Antitrust

      The merger is subject to the requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated under that Act by the Federal Trade Commission, which prevent some transactions from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the waiting periods end or expire. The Antitrust Division of the Department of Justice, the Federal Trade Commission and others may challenge the merger on antitrust grounds either before or after expiration of the applicable waiting periods. Accordingly, at any time before or after the completion of the merger, the Antitrust Division of the Department of Justice, the Federal Trade Commission or others could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail.

Accounting Treatment

      The acquisition will be accounted for as a “purchase” transaction for accounting and financial reporting purposes, in accordance with accounting principles generally accepted in the United States. After the merger, the results of operations of Proxim will be included in the consolidated financial statements of Western Multiplex. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Western Multiplex will determine the fair value of assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing unaudited pro forma information in this joint proxy statement/ prospectus, Western Multiplex has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Restrictions on Sales of Shares by Affiliates of Proxim

      The shares of Western Multiplex common stock to be issued in connection with the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Western Multiplex common stock issued to any person who is an affiliate of Proxim. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Proxim, and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of Western Multiplex common stock acquired in connection with the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act.

      As an inducement to Western Multiplex to enter into the merger agreement, David C. King, Keith E. Glover, Raymond Chin, Leslie G. Denend and Jeffrey D. Saper executed affiliate agreements on January 16, 2002. Pursuant to these affiliate agreements, Western Multiplex will be entitled to place appropriate legends on the certificates evidencing any Western Multiplex common stock to be received by these persons, or entities, and to issue stop transfer instructions to the transfer agent for the Western Multiplex common stock received by the affiliates. Further, these individuals have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Western Multiplex common stock to be received by them in the merger.

Interests of Directors and Executive Officers in the Merger

      When considering the recommendation of the boards of directors of both companies, you should be aware that certain of the directors and officers have interests in the merger that are different from, or are in addition to, yours.

Employment Arrangements

      Jonathan N. Zakin. Jonathan N. Zakin, Western Multiplex’s Chairman and Chief Executive Officer, will retain his position with the combined company. As a result of the merger, 900,000 unvested options held by Mr. Zakin to acquire shares of Western Multiplex’s common stock will vest and become fully exercisable.

      David C. King. David C. King, Proxim’s Chairman and Chief Executive Officer, has entered into an employment agreement with Western Multiplex that provides the terms and conditions of his employment as President and Chief Operating Officer of the combined company. At the effective time of the merger, Mr. King’s employment agreement will take effect and provide:

•	an annual base salary of $400,000, subject to increase by the combined company’s board of directors;

•	an annual incentive cash bonus of up to 75% of his base salary, subject to increase if targets are significantly exceeded;

•	an option to purchase 1% of the combined company’s fully-diluted outstanding shares at the fair market value of Western Multiplex common stock on the date of grant within 30 days following the effective date of the merger, vesting over three years;

•	that the combined company will assume Proxim’s guarantee of Mr. King’s obligations concerning his margin accounts; and

•	various termination benefits depending on the circumstances under which Mr. King’s employment ends, whether terminated by him or the combined company or upon Mr. King’s death or disability (reduced by any payments made under his current severance agreement described below).

      For a more complete description of Mr. King’s employment agreement, you should read the section of this proxy statement/prospectus entitled “Agreements Related to the Merger — Employment Agreement.”

      Amir Zoufonoun. Amir Zoufonoun, Western Multiplex’s President and Chief Operating Officer, will enter into an amended and restated employment agreement which will take effect at the effective time of the merger and provide the terms and conditions of his employment as Executive Vice President, Technology of the combined company. The terms of the amended and restated employment agreement will be similar to those under Mr. Zoufonoun’s existing employment agreement, except that under the amended and restated employment agreement Mr. Zoufonoun will also be entitled to:

•	forgiveness of 50% of the outstanding principal amount and accrued and unpaid interest of the promissory note issued by Mr. Zoufonoun to Western Multiplex in the original amount of $465,000 if Mr. Zoufonoun remains with the combined company for six months following the merger, and forgiveness of 100% of the outstanding principal amount of the note and unpaid interest if Mr. Zoufonoun remains with the combined company for twelve months or more following the merger; and

•	full acceleration of 290,046 unvested options to purchase shares of Western Multiplex common stock held by Mr. Zoufonoun.

      Under his existing employment agreement, Mr. Zoufonoun is entitled to acceleration of only a portion of the options held by him in the event of his termination by Western Multiplex without cause or his resignation for good reason.

Severance Arrangements

      The employment of four of Western Multiplex’s executive officers will be terminated in connection with the merger. Those officers are Nancy Huber, Chief Financial Officer, Executive Vice President and Secretary, Fred Corsentino, Executive Vice President, Worldwide Sales, Gary Boss, Vice President of Operations and Christina Rulo, Vice President, Human Resources. As severance, each will receive:

•	a lump-sum payment equal to the sum of his or her annual salary and target bonus;

•	the acceleration of all of his or her unvested options to acquire shares of Western Multiplex Common Stock;

•	the right to exercise those options for one year following termination; and

•	the continuation of health care and other employment benefits for one year following termination.

      At the request of Mr. Zakin, Ms. Huber and Mr. Corsentino have also agreed to provide consulting services to aid in the integration of Western Multiplex and Proxim for up to six months following the merger without additional compensation.

      David C. King, Keith E. Glover, Kurt F. Bauer, Proxim’s Vice President, Marketing and Sales, Kevin J. Negus, Proxim’s Vice President, Business Development, Bradley A. Kolb, Proxim’s Vice President, Operations, Russell R. Reynolds, Proxim’s Vice President, Engineering, and David Koberstein, Proxim’s Vice President, Customer Satisfaction, are each parties to change of control and severance agreements with Proxim. Pursuant to those agreements, in the event any of them is terminated without cause or constructively discharged within twenty-four (24) months following the merger, he is entitled to receive:

•	cash payments equal to 100% of his annual compensation (as defined in the agreement) paid over the 12 months following termination (200% with respect to Mr. King, paid over the 24 months following termination);

•	Proxim-provided health, dental, vision and life insurance at the same level of coverage as was provided to him immediately prior to termination for a period of 12 months (24 months for Mr. King) following termination;

•	acceleration of all unvested options to purchase shares of Proxim’s common stock and the lapse of any repurchase right Proxim may have with respect to stock held by him; and

•	6 months of outplacement assistance, not to exceed a cost of $10,000.

Directorships

      Three members of the boards of directors of each of Western Multiplex and Proxim will be appointed to the board of directors of the combined company. That board will include Jonathan N. Zakin and David C. King.

Acceleration of Proxim Options

      Twelve months of unvested shares subject to options granted under Proxim’s 1995 Long-Term Incentive Plan and 1999 Non-Statutory Stock Option Plan will vest and become fully exercisable as a result of the merger. Proxim’s executive officers collectively hold unvested options to purchase 336,042 shares of common stock that will accelerate pursuant to those plans as a result of the merger.

Indemnification of Certain Persons

      Western Multiplex has agreed to indemnify Proxim’s present and former officers and directors pursuant to terms no less favorable than (1) those contained in Proxim’s certificate of incorporation and by-laws and (2) the pre-existing indemnification agreements Proxim has entered into with such directors and officers.

      Western Multiplex has also agreed that, for 6 years after completion of the merger, it will maintain directors’ and officers’ liability insurance, or provide insurance containing terms and conditions not materially less advantageous, covering events occurring during periods prior to the merger, except that if the premium for such insurance would exceed 200% of Proxim’s premium as of the time of the merger agreement, Western Multiplex shall only be required to maintain the maximum amount of coverage that is available for 200% of such premium.

      In addition, Western Multiplex has generally agreed to indemnify affiliates of Ripplewood Holdings L.L.C. against any losses or expenses incurred by them that arise from the merger agreement or the voting agreements or the consummation or proposed consummation of the merger and the transactions related to the merger, but excluding any losses and expenses arising from any breach by these affiliates of the voting agreements to which they are a party.

Stockholders Agreement

      Western Multiplex and WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund I, L.L.C., each of which is an affiliate of Ripplewood Holdings L.L.C., have entered into a stockholders agreement that will become effective upon the completion of the merger. Two of the directors of Western Multiplex are officers of Ripplewood Holdings L.L.C.

      For information about the terms of the stockholders agreement among Western Multiplex and these affiliates of Ripplewood Holdings, you should read the section of this proxy statement/prospectus entitled “Agreements Related to the Merger — Stockholders Agreement.”

No Appraisal Rights

      Appraisal rights under Delaware law are not available to stockholders of a Delaware corporation if:

•	their stock is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, and

•	such stockholders receive in exchange for their stock solely (a) stock in the surviving corporation or shares of stock of another corporation that are listed on a national securities exchange or designated as a National Market System security on an interdealer quotation system by the National Association of Securities Dealers and (b) cash in lieu of fractional shares.

      Proxim’s stockholders will not have appraisal rights under Delaware law with respect to the merger because:

•	Proxim common stock is traded on the Nasdaq National Market; and

•	Proxim stockholders will receive in the merger shares of common stock of Western Multiplex, which is traded on the Nasdaq National Market, and cash in lieu of fractional shares.

      Western Multiplex’s stockholders will not have appraisal rights under Delaware law with respect to the merger because their shares are traded on the Nasdaq National Market and will be unaffected by the merger.

Listing on the Nasdaq National Market of the Common Stock to be Issued in the Merger

      Western Multiplex has agreed to cause the shares of common stock to be issued in the merger to be approved for listing as a National Market System security on the Nasdaq National Market, subject to official notice of issuance prior to the effective time of the merger, as defined in the merger agreement.

Delisting and Deregistration of Proxim Common Stock After the Merger

      If the merger is completed, Proxim common stock will be delisted from the Nasdaq National Market and will no longer be registered under the Securities and Exchange Act of 1934. Proxim’s ticker symbol (PROX) will be transferred to refer to the common stock of the combined company. Following the completion of the merger, Western Multiplex will change its name to “Proxim Corporation” and its ticker symbol to “PROX.”

THE MERGER AGREEMENT

      The following description summarizes the material provisions of the merger agreement. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A and incorporated by reference into this proxy statement/prospectus.

General

      The merger agreement provides that Walnut-Pine Merger Corp., a wholly owned subsidiary of Western Multiplex, will merge with and into Proxim. Proxim will survive the merger as a wholly owned subsidiary of Western Multiplex.

      The closing of the merger will occur no later than the second business day after the last of the conditions to the merger have been satisfied or waived, or at another time as Western Multiplex and Proxim agree. As soon as practicable after the satisfaction or waiver of those conditions, Western Multiplex and Proxim will deliver a certificate of merger to the Secretary of State of the State of Delaware for filing. The merger will become effective upon the filing of this certificate or at another time as Western Multiplex and Proxim agree. Although no assurances can be given, we currently expect that the closing of the merger will take place at the end of the first calendar quarter or early in the second calendar quarter of 2002. However, because the merger is subject to governmental and stockholder approvals and other customary conditions, we cannot predict exactly when the closing will occur.

Conditions to the Completion of the Merger

      Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	holders of shares of Western Multiplex common stock representing a majority of the votes present and entitled to vote at the Western Multiplex special meeting at which a quorum is present having approved the issuance of Western Multiplex common stock pursuant to the merger;

•	holders of shares of Proxim common stock representing a majority of the shares of common stock outstanding as of the Proxim record date having voted to adopt the merger agreement;

•	the registration statement on Form S-4, of which this prospectus/proxy statement is a part, having been declared effective by the SEC under the Securities Act of 1933 and not having been the subject of any stop order and no proceedings seeking a stop order having been initiated or threatened;

•	the waiting period applicable to the merger under the Hart-Scott-Rodino Act having expired or having been terminated and any applicable material foreign antitrust requirements having been satisfied;

•	no pending or threatened suit or action asserted by a governmental entity challenging or seeking to restrain or prohibit the consummation of the merger; and

•	the shares of Western Multiplex common stock to be issued in the merger and the other shares of Western Multiplex common stock to be reserved for issuance in connection with the merger having been approved for listing on Nasdaq, subject to official notice of issuance.

      In addition, each party’s obligation to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

•	with respect to representations and warranties:

—	the representations and warranties of the other party set forth in the merger agreement that are qualified as to material adverse effect (as defined in the merger agreement) being true and correct with the same force and effect as if made on the date of the merger agreement and on the date on which the merger is to be completed or, if such representations and warranties expressly relate to an earlier date, then as of that earlier date;

—	the representations and warranties of the other party set forth in the merger agreement that are not qualified as to material adverse effect being true and correct in all respects on the date of the merger agreement and on the date on which the merger is to be completed or, if such representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct (without giving effect to any limitation as to materiality), individually or in the aggregate, does not have, and is not reasonably expected to have, a material adverse effect on the party making the representations and warranties;

•	the party making the representations and warranties having provided to the other party a certificate of the Chief Executive Officer and the Chief Financial Officer to that effect;

•	the other party to the merger agreement having performed or complied in all material respects with all material agreements and covenants required to be performed or complied with by it on or before the date on which the merger is to be completed, and that party having provided to the other party a certificate of the Chief Executive Officer and the Chief Financial Officer to that effect;

•	with respect only to Proxim’s obligation to effect the merger, Western Multiplex shall not have repudiated or otherwise terminated its employment agreement with David C. King;

•	with respect only to Western Multiplex’s obligation to effect the merger, Western Multiplex having received from Simpson Thacher & Bartlett, counsel to Western Multiplex, on the date on which the merger is to be completed, a written opinion to the effect that, for federal income tax purposes, the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code; and

•	with respect only to Proxim’s obligation to effect the merger, Proxim having received from Wilson Sonsini Goodrich & Rosati, counsel to Proxim, on the date on which the merger is to be completed, a written opinion to the effect that, for federal income tax purposes, the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

      Each of the conditions listed in the previous two paragraphs is waivable by the party or parties whose obligation to complete the merger is so conditioned, except to the extent the condition must be satisfied in order to comply with applicable law.

      The merger agreement provides that a “material adverse effect” means, when used in connection with Proxim or Western Multiplex, any fact, event, change, development, circumstance or effect, individually or when taken together with all other effects that have occurred prior to the date of determination of the material adverse effect, that is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, condition (financial or otherwise) or results of operations of such entity and its subsidiaries taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a “material adverse effect”:

•	any effect resulting from the announcement or pendency of the merger;

•	any change in Western Multiplex’s or Proxim’s stock price or trading volume, in and of itself;

•	Western Multiplex’s or Proxim’s failure to meet published revenue or earnings projections, in and of itself; or

•	any effect that results from changes affecting the industries in which Western Multiplex and Proxim operate or the economy in general except to the extent that such party is materially disproportionately affected.

“No Solicitation” Provisions

      In the merger agreement, each of Proxim and Western Multiplex has agreed that it will not, nor will it permit any of its subsidiaries nor any of the officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) of it or its subsidiaries to, and it shall use its reasonable best efforts to cause its and its subsidiaries’ employees and other agents not to (and shall not authorize any of them to), directly or indirectly through another person:

•	solicit, initiate, encourage, knowingly facilitate or induce a competing acquisition proposal (as defined in the merger agreement);

•	participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a competing acquisition proposal;

•	approve, endorse or recommend a competing acquisition proposal; or

•	enter into any letter of intent or similar agreement relating to a competing acquisition proposal.

      The foregoing restrictions will not restrict Western Multiplex’s or Proxim’s board of directors’ ability to comply with applicable securities laws.

      A competing “acquisition proposal” includes any offer or proposal with respect to:

•	a transaction to effect a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Proxim or Western Multiplex or any of either company’s material subsidiaries;

•	any purchase or sale of 15% or more of the consolidated assets of either Western Multiplex or Proxim and their subsidiaries, taken as a whole; and

•	any purchase or sale of, or tender or exchange offer for, the equity securities of such party that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities that represent 15% or more of the total voting power of Proxim or Western Multiplex (or of the surviving parent entity in such transaction) or any of their material subsidiaries.

      Further, in connection with a competing acquisition proposal that its board of directors has in good faith concluded (following consultation with its outside legal counsel and financial advisor) is a “superior offer” (as defined in the merger agreement), and has in good faith concluded following consultation with outside legal counsel that its fiduciary obligations require it to do so, each of Western Multiplex and Proxim or their respective board of directors will be permitted to:

•	furnish nonpublic information regarding a competing acquisition proposal; or

•	engage in negotiations regarding a competing acquisition proposal.

      In addition, in response to the receipt of a superior offer, the board of directors of Western Multiplex or Proxim may withhold, withdraw, amend or modify its recommendation in favor of the merger or, in the case of a superior offer that is a tender or exchange offer, recommend that its stockholders accept the tender or exchange offer, if all of the following conditions are met:

•	a superior offer with respect to Western Multiplex or Proxim has been made and has not been withdrawn;

•	such party’s stockholder meeting shall not have previously occurred or the requisite vote of its stockholders shall not have been obtained;

•	such party shall have provided the other party written notice that (i) it has received a superior offer, (ii) the material terms and conditions of such superior offer and the identity of the person making the superior offer, and (iii) that it intends to effect a change of recommendation;

•	such party shall have provided to the other party to the merger agreement all written and electronic materials delivered to the party making the superior offer, and all material and information made available from the party making the superior offer;

•	such party’s board of directors, after consultation with outside counsel, concludes in good faith that a change in its recommendation of the merger is required in order for the board of directors to comply with its fiduciary obligations to its stockholders; and

•	the board of directors has not breached any terms of the provisions of the merger agreement governing stockholder meetings, board recommendations and competing acquisition proposals in connection with each superior offer.

      A “superior offer” means a competing acquisition proposal that is:

•	(i) for a transaction to effect a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Proxim or Western Multiplex or any of either company’s material subsidiaries, (ii) any purchase or sale of 40% or more of the consolidated assets of either Western Multiplex or Proxim and their subsidiaries, taken as a whole, or (iii) any purchase or sale of, or tender or exchange offer for, the equity securities of such party that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities that represent 40% or more of the total voting power of Proxim or Western Multiplex (or of the surviving parent entity in such transaction) or any of their material subsidiaries;

•	on terms that such party’s board of directors concludes in good faith, following consultation with its outside legal counsel and its financial advisor, would be more favorable to such party’s stockholders from a financial point of view; and

•	in the good faith opinion of such party’s board of directors, reasonably capable of being completed.

      The merger agreement also provides that each party will promptly advise the other of the status and terms of any competing proposal or any inquiry or request for information relating to that competing proposal and the status and terms of any such discussions or negotiations.

Meetings of Stockholders

      Proxim is obligated under the merger agreement to hold and convene the Proxim special meeting of stockholders for purposes of voting for adoption of the merger agreement. This obligation is not affected by a competing acquisition proposal with respect to Proxim or a change in Proxim’s board of directors’ recommendation, except upon termination of the merger agreement in connection with a change of recommendation by Proxim’s board of directors in response to a superior offer as required by its fiduciary duties pursuant to the terms of the merger agreement.

      Western Multiplex is obligated under the merger agreement to hold and convene the Western Multiplex special meeting of stockholders for purposes of voting for the issuance of shares of Western Multiplex common stock in the merger. This obligation is not affected by a competing acquisition proposal with respect to Western Multiplex or a change in Western Multiplex’s board of directors’ recommendation, except upon termination of the merger agreement in connection with a change of recommendation by Western Multiplex’s board of directors in response to a superior offer as required by its fiduciary duties pursuant to the terms of the merger agreement.

Covenants; Conduct of Business Pending the Merger

      Both Western Multiplex and Proxim agreed that they will conduct their business diligently in accordance with good commercial practice. Each of Western Multiplex and Proxim also agreed that it would conduct its business in compliance with specific restrictions relating to:

•	accelerating, modifying or waiving any stock repurchase rights or the terms of any options, warrants or restricted stock;

•	entering into any material partnership arrangements, joint development agreements or strategic alliances;

•	grant any severance pay or adopt any new severance plan;

•	terminating or modifying, in any material respect, any material contracts relating to intellectual property;

•	dividends or other distributions;

•	its ability to repurchase, redeem or otherwise acquire any shares of its capital stock;

•	the issuance of securities, other than in connection with previously-granted options;

•	any modifications of its charter documents and bylaws;

•	any merger, consolidation or similar transaction with another entity or the acquisition of equity or material assets of other entities, other than in the ordinary course of business;

•	the sale, lease and disposition of assets, except for sales in the ordinary course of business;

•	the incurrence or guarantee of indebtedness other than in the ordinary course of business;

•	entering into or amending any employment or severance agreement, increasing the salary of any of its directors, officers, employees or consultants, increasing any employee benefits or bonuses or, other than pursuant to the terms of its stock option plans, accelerating the terms of any existing options;

•	making any individual or series of related payments outside of the ordinary course of business in excess of $250,000;

•	modifying or terminating any material contract or agreement to which it, or any of its subsidiaries, are a party, except in the ordinary course of business consistent with past practice;

•	materially modifying any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of their products or products licensed by them;

•	revaluing any assets or taking actions affecting accounting methods and tax elections;

•	incurring or entering into any agreement or commitment in excess of $500,000 individually;

•	hiring any employee with an annual compensation level in excess of $75,000;

•	pay, discharge or satisfy any material claim, liability or obligation other than non-material amounts in the ordinary course of business;

•	modifying or amending in any manner that is adverse to the other party, or terminating, any material agreement or any confidentiality agreement entered into by it or any subsidiary in the ordinary course of business; and

•	the commencing, compromise or settlement of material claims.

      Proxim also agreed that it would not:

•	settle or compromise its current intellectual property litigation unless such action resulted in a general release in favor of Proxim and does not require a material royalty, lump sum payment or material post-merger obligation by Proxim; and

•	amend or waive its stockholder rights plan in connection with a competing acquisition proposal for Proxim.

Other Agreements

      Each of Western Multiplex and Proxim has agreed to use its reasonable best efforts to:

•	cooperate in all respects with each other in making all filings, notices and applications reasonably determined by the parties to be required by any governmental entity in connection with the merger and supply the other with any information that may be required in order to effectuate any filings or applications required by any governmental entity;

•	consult and agree with each other about any public statement either will make concerning the merger;

•	consult with each other prior to taking a position with respect to any filing, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, papers, arguments, opinions and proposal before making or submitting them to any governmental entity in connection with any investigation or proceeding regarding the merger agreement or any transaction contemplated by the merger agreement;

•	coordinate with the other in preparing and exchanging information and promptly provide the other with copies of all filings, presentations or submissions made in connection with the merger;

•	promptly notify the other of any comments from any governmental entity in connection with any filings made in connection with the merger and any requests by any governmental entity for amendments or supplements to any filings made pursuant to any legal requirements;

•	promptly notify the other and coordinate with the other in preparing any amendments or supplements necessary to any filings made in connection with the merger;

•	take all actions and do all things necessary, proper or advisable to complete the merger;

•	obtain all necessary waivers, consents, approvals, orders and authorizations from governmental entities, and make all necessary registrations, declarations and filings, and take reasonable steps necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

•	obtain all necessary consents, approvals or waivers from third parties;

•	defend any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the merger;

•	execute or deliver any additional instruments necessary to complete the merger; and

•	if any state takeover statute or similar statute becomes applicable to the merger, ensure that the merger and other transactions contemplated by the merger agreement are consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise minimize the effect of such legal requirement on the merger.

      Western Multiplex and Proxim jointly agreed that:

•	the merger will constitute a “change in control” under the severance agreements between Proxim and each of David C. King, Keith E. Glover, Kevin J. Negus, Kurt F. Bauer, Bradley A. Kolb, Russell R. Reynolds and David Koberstein, which gives rise to various severance benefits in the event they are involuntarily terminated or constructively discharged;

•	the certificate of incorporation of Proxim (the subsidiary) following the merger will not be modified for 6 years following the merger to adversely affect the indemnity provided by Proxim to its officers, directors and employees;

•	the combined company will have Jonathan N. Zakin as Chairman of the Board and Chief Executive Officer, David C. King as President and Chief Operating Officer, Keith E. Glover as Executive Vice President and Chief Financial Officer and Amir Zoufonoun as Executive Vice President, Technology; and

•	the combined company will be named Proxim Corporation.

      Western Multiplex also agreed:

•	to assume all outstanding options to acquire Proxim common stock and file a registration statement on Form S-8 with respect to such assumed options promptly following the merger;

•	to fulfill and honor the indemnification agreements between Proxim and each of its directors and officers;

•	that its board of directors would take all necessary action such that, upon completion of the merger, its board of directors consisted of three members of Western Multiplex’s board of directors prior thereto, including Jonathan N. Zakin, three members of Proxim’s board of directors, including David C. King, and one member reasonably acceptable to those six directors. One appointee from the board of each Proxim and Western Multiplex will serve in each of Western Multiplex’s three classes of directors; and

•	it would assume in writing various material agreements of Proxim at the time of the merger.

Termination

      The merger agreement may be terminated at any time before the completion of the merger, whether before or after the stockholder approvals have been obtained at the special meetings:

•	by mutual written consent of Western Multiplex and Proxim;

•	by Western Multiplex or Proxim, if the merger has not been completed by July 31, 2002; but this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date;

•	by Western Multiplex or Proxim, if a governmental entity has issued an order, decree or ruling or taken any other action which has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable;

•	by Western Multiplex or Proxim, if the stockholders of Western Multiplex fail to approve the issuance of Western Multiplex common stock in the merger or if the stockholders of Proxim fail to approve the adoption of the merger agreement, in each case at the applicable stockholders meeting or at any adjournment or postponement of the applicable meeting;

•	by Western Multiplex or Proxim if a triggering event (as defined in the merger agreement) with respect to the other party shall have occurred at any time prior to the adoption of the merger agreement by the stockholders of Proxim or the approval of the issuance of Western Multiplex common stock in the merger by the stockholders of Western Multiplex, respectively; and

•	by Western Multiplex or Proxim, if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement such that the conditions to closing would not be satisfied, and such breach has not been or cannot be cured on or before July 31, 2002.

•	by either party, prior to obtaining the requisite vote of its stockholders, if its board of directors determines that its fiduciary duties require it to do so following receipt of a competing acquisition proposal from a third party that is superior to the terms of the merger agreement.

      The merger agreement provides that a “triggering event” occurs, with respect to either Western Multiplex or Proxim, if:

•	its board of directors or any committee thereof for any reason withdraws or amends or modifies in a manner adverse to the other party its applicable board recommendation;

•	its board of directors fails to reaffirm its applicable board recommendation within 10 business days after the other party to the merger agreement requests in writing that such recommendation be reaffirmed after the public announcement of a competing acquisition proposal;

•	its board of directors or any committee has approved or recommended any competing acquisition proposal;

•	its board of directors shall have failed to call, hold and convene its stockholders’ meeting;

•	a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with the other party hereto and such party shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the board of such party recommends rejection of such tender or exchange offer; or

•	with respect to Proxim only, it shall have amended its stockholder rights plan to render it inapplicable to any competing acquisition proposal other than the merger.

Termination Fees

Fees payable by Proxim

      Proxim must pay Western Multiplex a termination fee of $9.5 million if either party terminates the merger agreement because the merger is not consummated by July 31, 2002 or Proxim’s stockholders do not approve the merger agreement or Western Multiplex terminates the merger agreement as a result of a breach of a covenant by Proxim following receipt of a competing acquisition proposal, and:

•	between the signing and termination of the merger agreement or stockholder non-approval, there has been a public announcement of a competing acquisition proposal by a third party for 15% of the consolidated assets of Proxim or 15% of Proxim’s voting power; and

•	within 9 months following the termination of the merger agreement, Proxim consummates or enters into a definitive agreement (which is subsequently consummated) for an acquisition of 40% of the consolidated assets of Proxim or 40% of Proxim’s voting power.

      Proxim will also pay Western Multiplex a termination fee of $9.5 million if Western Multiplex, at any time prior to the adoption of the merger agreement by the stockholders of Proxim, terminates the merger agreement because any of the following events occur:

•	Proxim’s board of directors has withdrawn, amended or modified in a manner adverse to Western Multiplex its board recommendation, or has resolved to withdraw, amend or modify such recommendation;

•	Proxim’s board of directors has failed to reaffirm its board recommendation after the public announcement of a competing acquisition proposal by a third party for 15% of the consolidated assets of Proxim or 15% of Proxim’s voting power;

•	Proxim’s board of directors has approved or recommended a competing acquisition proposal by a third party for 15% of the consolidated assets of Proxim or 15% of Proxim’s voting power, or has resolved to make such recommendation;

•	Proxim’s board of directors has failed to call, hold and convene its stockholder’s meeting; or

•	a tender or exchange offer for Proxim’s securities has been commenced by a third party and Proxim’s board of directors has not provided a statement to its stockholders that the board recommends rejection of such tender or exchange offer.

      Proxim will also pay Western Multiplex a termination fee of $9.5 million if Proxim, at any time prior to the adoption of the merger agreement by its stockholders, terminates the merger agreement upon determination that its fiduciary duties require it to do so in response to a superior offer.

      In addition, Proxim has agreed to reimburse Western Multiplex up to $1.5 million of fees and expenses incurred in connection with the merger if Proxim’s stockholders fail to adopt the merger agreement in circumstances in which the termination fees described above would not be payable.

Fees payable by Western Multiplex

      Western Multiplex must pay Proxim a termination fee of $9.5 million if either party terminates the merger agreement because the merger is not consummated by July 31, 2002 or Western Multiplex’s stockholders do not approve the issuance of shares contemplated by the merger agreement or if Proxim terminates the merger as a result of a breach of a covenant by Western Multiplex following receipt of a competing acquisition proposal, and:

•	between the signing and termination of the merger agreement or stockholder non-approval, there has been a public announcement of a competing acquisition proposal by a third party for 15% of the consolidated assets of Western Multiplex or 15% of Western Multiplex’s voting power; and

•	within 9 months following the termination of the merger agreement, Western Multiplex consummates or enters into a definitive agreement (which is subsequently consummated) for an acquisition of 40% of the consolidated assets of Western Multiplex or 40% of Western Multiplex’s voting power.

      Western Multiplex will also pay Proxim a termination fee of $9.5 million if Proxim, at any time prior to the approval of the issuance of shares contemplated by the merger agreement by the stockholders of Western Multiplex, terminates the merger agreement because any of the following events occur:

•	Western Multiplex’s board of directors has withdrawn, amended or modified in a manner adverse to Western Multiplex its board recommendation, or has resolved to withdraw, amend or modify such recommendation;

•	Western Multiplex’s board of directors has failed to reaffirm its board recommendation after the public announcement of a competing acquisition proposal by a third party for 15% of the consolidated assets of Western Multiplex or 15% of Western Multiplex’s voting power;

•	Western Multiplex’s board of directors has approved or recommended a competing acquisition proposal by a third party for 15% of the consolidated assets of Western Multiplex or 15% of Western Multiplex’s voting power, or has resolved to make such recommendation;

•	Western Multiplex’s board of directors has failed to call, hold and convene its stockholder’s meeting; or

•	a tender or exchange offer for Western Multiplex’s securities has been commenced by a third party and Western Multiplex’s board of directors has not provided a statement to its stockholders that the board recommends rejection of such tender or exchange offer.

      Western Multiplex will also pay Proxim a termination fee of $9.5 million if Western Multiplex, at any time prior to the approval of the issuance of shares of Western Multiplex common stock by its stockholders terminates the merger agreement upon determination that its fiduciary duties require it to do so in response to a superior proposal.

      In addition, Western Multiplex has agreed to reimburse Proxim up to $1.5 million of fees and expenses incurred in connection with the merger if Western Multiplex’s stockholders fail to approve the issuance of shares in circumstances in which the termination fees described above would not be payable.

Representations and Warranties

      The merger agreement contains customary representations and warranties of Proxim and Western Multiplex relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	significant subsidiaries;

•	capital structure;

•	the absence of any conflicts or violations of each party’s agreements as a result of the merger or the merger agreement;

•	regulatory approvals required to complete the merger;

•	documents filed with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities;

•	absence of material changes or events;

•	filing of tax returns and payment of taxes;

•	intellectual property;

•	litigation matters;

•	the payment of brokerage or finders’ fees or agents’ commissions;

•	employee benefits and related matters;

•	environmental matters;

•	labor matters;

•	validity of material contracts to which the parties or their subsidiaries are a party and the absence of any breach of such contracts as a result of the merger;

•	inapplicability of state takeover statutes, including the provisions of Section 203 of the Delaware General Corporation Law, to the merger;

•	the accuracy of information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	approval by the board of directors; and

•	the receipt of opinions from financial advisors.

      The merger agreement also contains additional representations and warranties exclusive to Proxim relating to, among other things:

•	the status of Proxim’s intellectual property litigation; and

•	amendments to Proxim’s Preferred Shares Rights Agreement to allow Western Multiplex to acquire Proxim’s common stock.

      The merger agreement also contains additional representations and warranties exclusive to Western Multiplex relating to, among other things:

•	ownership of intellectual property; and

•	capital structure of Walnut-Pine Merger Corp.

      The representations and warranties made by the parties to the merger agreement will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Western Multiplex and Proxim to complete the merger.

Amendment; Extension and Waiver

      Subject to applicable law:

•	the merger agreement may be amended by the parties at any time, except that after the merger agreement has been adopted by the Proxim stockholders and the issuance of shares has been approved by the Western Multiplex stockholders, no amendment which by law or in accordance with the rules of Nasdaq requires further approval by Western Multiplex or Proxim stockholders shall be made without such further approval; and

•	at any time prior to the completion of the merger, a party may, by written instrument signed on behalf of such party, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties in the merger agreement or in any related document and waive compliance with any of the agreements or conditions for the benefit of such party contained herein.

Expenses; Reimbursement

      Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, except that:

•	Western Multiplex and Proxim will share equally the expenses, other than attorneys’ and accountants’ fees, incurred in connection with printing and filing this proxy statement/ prospectus and the registration statement of which it is a part;

•	Western Multiplex and Proxim will share equally the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act or any other filing fee required by a governmental entity pursuant to the merger agreement; and

•	if Proxim’s or Western Multiplex’s stockholders fail to adopt the merger agreement or approve the share issuance, the other party terminates the merger agreement and no competing acquisition proposal had previously been publicly announced, the non-terminating party must reimburse the fees and expenses of the terminating party up to a cap of $1,500,000.

AGREEMENTS RELATED TO THE MERGER

      This section of the proxy statement/ prospectus describes agreements related to the merger agreement, including the voting agreements between Western Multiplex and stockholders of Proxim, the voting agreements between Proxim and stockholders of Western Multiplex, the stockholders agreement among Western Multiplex and affiliates of Ripplewood Holdings L.L.C. and affiliate agreements between Western Multiplex and Proxim’s affiliates. While we believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you.

Voting Agreements

      As an inducement for Proxim to enter into the merger agreement, the Western Multiplex stockholders indicated below entered into voting agreements with Proxim pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of his, her or its shares of Proxim common stock in favor of the issuance of shares of Western Multiplex common stock pursuant to the merger agreement and against any matter that is inconsistent with the prompt consummation of the merger.

      As an inducement for Western Multiplex to enter into the merger agreement, the Proxim stockholders indicated below entered into voting agreements with Western Multiplex pursuant to which, among other things, each of these stockholders agreed, solely in his capacity as a stockholder, to vote all of his shares of Proxim common stock in favor of the adoption of the merger agreement and against any matter that is inconsistent with the prompt consummation of the merger.

      With respect to each of the voting agreements, the stockholders also generally agreed to the following:

•	not to transfer his, her or its shares, subject to limited exceptions;

•	solely in his, her or its capacity as a stockholder, not to solicit proxies from other stockholders against the share issuance proposal, in the case of the Western Multiplex stockholders, or against the adoption of the merger agreement, in the case of the Proxim stockholders; and

•	solely in his, her or its capacity as a stockholder, generally not to furnish nonpublic information to a third party making a competing acquisition proposal, as defined in the section of this proxy statement/ prospectus titled “The Merger Agreement — No Solicitation Provisions,” and not to engage in negotiations with a third party making a competing acquisition proposal, in each case subject to limited exceptions consistent with those contained in the merger agreement.

      Each of the voting agreements terminates upon the earlier of the termination of the merger agreement and the completion of the merger.

      Western Multiplex stockholders that entered into voting agreements with Proxim, solely in their capacities as stockholders, include Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund I, L.L.C., each of which is an affiliate of Ripplewood Holdings L.L.C., Jonathan N. Zakin, who is Western Multiplex’s Chief Executive Officer and Chairman of the Board, and Amir Zoufonoun, who is Western Multiplex’s President and Chief Operating Officer. As of February 21, 2002, these stockholders beneficially owned 38,308,278 shares of Western Multiplex common stock, representing approximately 64.6% of the outstanding Western Multiplex common stock.

      Proxim stockholders that entered into voting agreements with Western Multiplex, solely in their capacities as stockholders, include David C. King, who is Proxim’s President, Chief Executive Officer and Chairman of the Board, Keith E. Glover, who is Proxim’s Chief Financial Officer, and Raymond Chin, Leslie G. Denend and Jeffrey D. Saper, each of whom is a member of Proxim’s board of directors. These stockholders as of February 21, 2002, collectively beneficially owned 404,789 shares representing 1.3% of the outstanding Proxim common stock.

      We have filed Mr. King’s voting agreement as an exhibit to Western Multiplex’s registration statement for the shares of Western Multiplex common stock to be issued in the merger. Please see the section entitled “Where You Can Find More Information” for instructions on how to obtain a copy of any of these agreements.

Stockholders Agreement

      As an inducement for Proxim to enter into the merger agreement, Western Multiplex entered into a stockholders agreement with WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund I, L.L.C., each of which is an affiliate of Ripplewood Holdings L.L.C. This stockholders agreement will become effective when and if the merger is completed.

Transfer restrictions

      Subject to the exceptions described below, the affiliates of Ripplewood Holdings have agreed not to sell or transfer their shares of Western Multiplex common stock until the earlier of the one-year anniversary of the merger and the date on which they collectively own less than 10% of the outstanding Western Multiplex common stock.

      The exceptions to the transfer and sale restrictions on the affiliates of Ripplewood Holdings described above include each of the following:

•	transfers of shares to their affiliates in transactions exempt from the registration requirements under the Securities Act if these affiliates become parties to the stockholders agreement;

•	any transfers or sales pursuant to the exercise of the registration rights described below;

•	any transfers or sales pursuant to a tender offer for at least 25% of the outstanding Western Multiplex common stock;

•	during the initial 30-day period after the closing date of the merger, transfers or sales of up to an aggregate of 5,000,000 shares of Western Multiplex common stock, as well as any additional shares that J.P. Morgan Securities Inc. advises Western Multiplex, because of then current and expected market demand, can be reasonably absorbed by the trading market for Western Multiplex common stock and would not significantly negatively affect the price of the combined company’s common stock; and

•	during each subsequent 30-day period prior to the expiration of the transfer restrictions, transfers of a number of shares equal to the total of the following: (1) the average weekly trading volume in Western Multiplex common stock during the prior four-week period, plus (2) the number of shares that Ripplewood and its affiliates were entitled to transfer during any prior 30-day period pursuant to this bullet point and/or the immediately prior bullet point but have not so transferred previously, minus (3) the number of shares these affiliates of Ripplewood Holdings were able to transfer pursuant to the exercise of the registration rights described below.

Registration rights

      Commencing on the six-month anniversary of the merger and subject to various restrictions, these affiliates of Ripplewood Holdings may make up to four demands for registration under the Securities Act of their shares of Western Multiplex common stock for sale in underwritten offerings or otherwise. In addition, subject to customary limitations, affiliates of Ripplewood Holdings will have the right to require that their shares of Western Multiplex common stock be included in other registered public offerings of Western Multiplex common stock. Western Multiplex will pay all expenses related to any of these registered offerings other than underwriting discounts and commissions, transfer taxes, if any, and specified amounts of fees of counsel for these affiliates of Ripplewood Holdings. Each of Western Multiplex and these affiliates of Ripplewood Holdings also have agreed to indemnify each other against various liabilities associated with the registered offerings in which these affiliates of Ripplewood Holdings participate.

      The registration rights of these affiliates of Ripplewood Holdings under the stockholders agreement generally will terminate when (1) these affiliates of Ripplewood Holdings are able to sell all of their shares under Rule 144 during any 90-day period and (2) these affiliates of Ripplewood Holdings hold less than 5% of the outstanding Western Multiplex common stock. If the merger is completed, the current registration rights agreement between Western Multiplex and WMC Holding L.L.C. will terminate.

      We have filed this stockholders agreement as an exhibit to Western Multiplex’s registration statement for the shares of Western Multiplex common stock to be issued in the merger. Please see the section entitled “Where You Can Find More Information” for instructions on how to obtain copies of this agreement.

Indemnification Agreement

      Western Multiplex has generally agreed to indemnify affiliates of Ripplewood Holdings L.L.C. against any losses or expenses incurred by them that arise from the merger agreement or the voting agreements or the consummation or proposed consummation of the merger and the transactions related to the merger, but excluding any losses and expenses arising from any breach by these affiliates of the voting agreements to which they are a party.

Employment Agreements

      David C. King. David C. King, Proxim’s Chairman and Chief Executive Officer, has entered into an employment agreement with Western Multiplex that provides the terms and conditions of his employment as President and Chief Operating Officer of the combined company. At the effective time of the merger, Mr. King’s employment agreement will take effect and provide:

•	an annual base salary of $400,000, subject to increase by the combined company’s board of directors;

•	an annual incentive cash bonus of up to 75% of his base salary, subject to increase if targets are significantly exceeded;

•	an option to purchase 1% of the combined company’s fully-diluted outstanding shares at the fair market value of Western Multiplex common stock on the date of grant, which date will be within 30 days following the effective date of the merger, vesting over three years;

•	that the surviving company will assume Proxim’s guarantee of Mr. King’s obligations concerning his margin accounts; and

•	various termination benefits depending on the circumstances under which Mr. King’s employment ends, whether terminated by him or the combined company or upon Mr. King’s death or disability (reduced by any payments made under his current severance agreement described below) as follows:

      In the event of Mr. King’s death, his beneficiaries will be entitled to receive:

•	continued payment of his base salary and target bonus for the subsequent 24 months,

•	full acceleration of the vesting of all of his stock options and 12 months in which to exercise them,

•	continuation of health benefits at the same cost for up to 24 months, and

•	payment of the entire amount of any remaining obligations under Mr. King’s margin loans. In the event of Mr. King’s disability which renders him unable to continue his employment, he will be entitled to receive the same benefits as in the event of his death, except that instead of the payment of any remaining margin loan obligations, the combined company will extend its agreement to guarantee those loans for up to an additional 4 years.

      If Mr. King is terminated by the combined company without cause or resigns for good reason, then he will be entitled to receive:

•	continued payment of his base salary and target bonus for the subsequent 24 months,

•	full acceleration of the vesting of all of his stock options granted prior to the effective time of the merger and of 50% of the stock options granted following the merger, with 12 months to exercise both sets of options following termination of employment,

•	continuation of health benefits at the same cost for up to 18 months, and

•	an extension of the company’s guarantee on his margin loans for up to an additional 2 years.

      In the event that either one of these types of termination occurs within 13 months following a change of control of the combined company, then Mr. King will receive the same benefits as described in the preceding sentence, except that the cash severance will be paid in a lump sum and the vesting of all unvested stock options shall accelerate.

      His employment agreement also provides that he may resign within 24 months following the merger and be entitled to the benefits provided under his severance agreement with Proxim described below.

      Amir Zoufonoun. Amir Zoufonoun, Western Multiplex’s President and Chief Operating Officer, will enter into an amended and restated employment agreement which will take effect at the effective time of the merger and provide the terms and conditions of his employment as Executive Vice President, Technology of the combined company. The terms of the amended and restated employment agreement will be similar to those under Mr. Zoufonoun’s existing employment agreement, except that under the amended and restated employment agreement Mr. Zoufonoun will also be entitled to:

•	forgiveness of 50% of the outstanding principal amount and accrued and unpaid interest of the promissory note issued by Mr. Zoufonoun to Western Multiplex in the original amount of $465,500 if Mr. Zoufonoun remains with the combined company for six months following the merger, and forgiveness of 100% of the outstanding principal amount of the note and unpaid interest if Mr. Zoufonoun remains with the combined company for twelve months or more following the merger; and

•	full acceleration of 290,046 unvested options to purchase shares of Western Multiplex common stock held by Mr. Zoufonoun.

      Under his existing employment agreement, Mr. Zoufonoun is entitled to acceleration of only a portion of the options held by him in the event of his termination by Western Multiplex without cause or his resignation for good reason.

Change of Control Severance Arrangements

      The employment of four of Western Multiplex’s executive officers will be terminated in connection with the merger. Those officers are Nancy Huber, Chief Financial Officer, Executive Vice President and Secretary, Fred Corsentino, Executive Vice President, Worldwide Sales, Gary Boss, Vice President of Operations and Christina Rulo, Vice President, Human Resources. As severance, each will receive:

•	a lump-sum payment equal to the sum of his or her annual salary and target bonus,

•	the acceleration of all of his or her unvested options to acquire shares of Western Multiplex Common Stock,

•	the right to exercise those options for one year following termination, and

•	the continuation of health care and other employment benefits for one year following termination.

At the request of Mr. Zakin, Ms. Huber and Mr. Corsentino have also agreed to provide consulting services to aid in the integration of Western Multiplex and Proxim for no additional compensation.

      David C. King, Keith E. Glover, Kurt F. Bauer, Proxim’s Vice President, Marketing and Sales, Kevin J. Negus, Proxim’s Vice President of Business Development, Bradley A. Kolb, Proxim’s Vice President, Operations, Russell R. Reynolds, Proxim’s Vice President, Engineering, and David Koberstein, Proxim’s Vice President, Customer Satisfaction, are each parties to change of control and severance agreements with Proxim. Pursuant to those agreements, in the event any of them is terminated without cause or constructively discharged within twenty-four (24) months following the merger, he is entitled to receive:

•	cash payments equal to 100% of his annual compensation (as defined in the agreement) paid over the 12 months following termination (200% with respect to Mr. King, paid over the 24 months following termination),

•	Proxim-provided health, dental, vision and life insurance at the same level of coverage as was provided to him immediately prior to termination for a period of 12 months (24 months for Mr. King) following termination,

•	acceleration of all unvested options to purchase shares of Proxim’s common stock and the lapse of any repurchase right Proxim may have with respect to stock held by him; and

•	6 months of outplacement assistance, not to exceed a cost of $10,000.

Affiliate Agreements

      As a condition to Western Multiplex’s obligation to complete the merger, each of Proxim’s affiliates executed an affiliate agreement. Under these affiliate agreements, Western Multiplex is entitled to place appropriate legends on the certificates evidencing any Western Multiplex common stock to be received by the affiliates and to issue stop transfer instructions to the transfer agent for Western Multiplex common stock. Further, the affiliates have acknowledged the resale restrictions imposed by Rule 145 under the Securities Act of 1933 on shares of Western Multiplex common stock to be received by them in the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

      On January 16, 2002, Western Multiplex entered into an agreement and plan of merger to combine with Proxim. Under the terms of the agreement, upon completion of the merger, each share of Proxim common stock will be exchanged for 1.8896 shares of Western Multiplex common stock. The exchange ratio will not be adjusted for changes in the market price of Western Multiplex common stock. Based on the number of shares of Proxim common stock outstanding on January 11, 2002, Western Multiplex would issue consideration of approximately 59.3 million shares of its common stock. Additionally, Western Multiplex will assume the outstanding options to purchase Proxim common stock except (a) each Proxim option will be exercisable for that number of whole shares of Western Multiplex common stock equal to the product of the number of shares of Proxim common stock that were issuable upon exercise of such Proxim option immediately prior to the merger multiplied by 1.8896, rounded down to the nearest whole number of shares of Western Multiplex common stock and (b) the per share exercise price for the shares of Western Multiplex common stock issuable upon exercise of such assumed Proxim option will be equal to the quotient determined by dividing the exercise price per share of Proxim common stock at which such Proxim option was exercisable immediately prior to the merger by 1.8896, rounded up to the nearest whole cent. The value of the stock options to be assumed by Western Multiplex has been estimated at approximately $42.4 million using the Black-Scholes option pricing model, based on Western Multiplex’s closing stock price on the day of, and the two days before and after the companies reached agreement and the proposed transaction was announced. This amount has been included in the purchase price for pro forma purposes.

      The acquisition of Proxim by Western Multiplex will be accounted for under the purchase method of accounting as required by Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” whereby the total cost of the acquisition, including related fees and expenses, is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the acquisition. Identified intangible assets with finite lives will be amortized over those lives. Goodwill will no longer be amortized. Such allocation has been made based upon currently available information and management’s estimates. Final allocations will be determined upon completion of the analysis of the assets acquired and liabilities assumed at the effective date of the acquisition. Since the acquisition of Proxim by Western Multiplex has not been completed, the actual consideration cannot yet be determined. For the purpose of the pro forma financial information included herein, the number of shares of Western Multiplex common stock issued in the acquisition of Proxim has been estimated based on the number of shares of Proxim common stock outstanding on January 11, 2002. The actual number of shares of Western Multiplex common shares to be issued will be based on the actual number of shares of Proxim common stock outstanding as of the completion of the merger.

      The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on December 31, 2001, and is based on Western Multiplex’s balance sheet as of December 31, 2001, and the balance sheet as of December 31, 2001 for Proxim. The unaudited pro forma condensed combined statements of operations give effect to the proposed merger as if it had occurred on January 1, 2001. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2001, includes the results of operations of Western Multiplex for the year ended December 31, 2001, combined with the results of operations of Proxim for the year ended December 31, 2001.

      The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations or financial position of Western Multiplex would actually have been if the transaction had occurred on such date or to project the results of operations or financial positions of Western Multiplex for any future date or period. Furthermore, the unaudited pro forma condensed combined statements of operations set forth below are based on assumptions that Western Multiplex believes are reasonable and should be read in conjunction with the respective financial statements and related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this proxy statement/ prospectus.

UNAUDITED PRO-FORMA COMBINED CONDENSED BALANCE SHEET

As of December 31, 2001
(In thousands)

					Pro Forma
	Western		Net		Combined
	Multiplex	Proxim	Adjustments		Total

ASSETS
Current Assets:
Cash and cash equivalents	$16,552	$48,012	$—		$64,564
Short-term investments and marketable securities	6,738	939	—		7,677
Accounts receivable, net	27,396	15,521	—		42,917
Inventories, net	19,906	23,392	914	(a)	44,212
Deferred tax assets	8,224	—	—		8,224
Other current assets	2,413	2,153	—		4,566

Total current assets	81,229	90,017	914		172,160
Property and equipment, net	8,776	9,733	—		18,509
Goodwill and other intangibles, net	36,613	24,603	161,254	(a)	222,470
Long-term investments, restricted cash and other	2,084	2,000	—		4,084
Other long-term assets	2,571	—	—		2,571
Deferred tax assets, net of current portion	3,125	—	—		3,125

Total assets	$134,398	$126,353	$162,168		$422,919

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,549	$3,500	$—		$11,049
Other current liabilities	8,597	5,915	14,000	(a)	28,512

Total current liabilities	16,146	9,415	14,000		39,561

Long-term liabilities:
Long-term debt	—	290	—		290
Restructuring accruals, long-term portion	—	9,727	—		9,727

Total long-term liabilities	—	10,017	—		10,017

Total liabilities	16,146	19,432	14,000		49,578

Stockholders’ equity
Common stock	1,013	31	562	(a)(b)	1,606
Additional paid-in capital	159,626	209,654	50,755	(a)(b)	420,035
Treasury stock	(21,400)	—	—		(21,400)
Deferred stock compensation	(614)	—	(1,413	)(a)	(2,027)
Accumulated other comprehensive income (loss)	75	(872)	872	(b)	75
Retained earnings (deficit)	(19,530)	(101,892)	97,392	(a)(b)	(24,030)
Less: Employee stock subscription receivable	(918)	—	—		(918)

Total stockholders’ equity	118,252	106,921	148,168		373,341

Total liabilities and stockholders’ equity	$134,398	$126,353	$162,168		$422,919

UNAUDITED PRO-FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001
(In Thousands)

					Pro forma
	Western		Net		Combined
	Multiplex	Proxim	Adjustments		Total

Revenue, net	$105,730	$85,536	$—		$191,266

Cost of revenue	55,887	49,367	—		105,254
Amortization of intangible assets	—	2,832	(2,832	)(c)	—
Provision for excess and obsolete inventory	—	50,000	—		50,000

Total cost of revenue	55,887	102,199	(2,832)		155,254

Gross profit (loss)	49,843	(16,663)	2,832		36,012

Operating expenses:
Research and development	19,114	13,235	—		32,349
Purchased in-process research and development	6,400	1,373	—		7,773
Selling, general and administrative	38,603	32,107	—		70,710
Restructuring charges	1,816	13,585	—		15,401
Merger costs	30	—	—		30
Impairment of goodwill and intangible assets	4,331	10,372	(10,372	)(c)	4,331
Amortization of deferred stock compensation	5,196	—	735	(d)	5,931
Amortization of goodwill and intangible assets	5,440	5,252	3,781	(c)	14,473

Total operating expenses	80,930	75,924	(5,856)		150,998

Loss from operations	(31,087)	(92,587)	8,688		(114,986)
Interest income, net	1,393	1,905	—		3,298
Impairment losses on investments	—	(12,074)	—		(12,074)

Loss before income taxes	(29,694)	(102,756)	8,688		(123,762)
Provision (benefit) for income taxes	(4,096)	5,043	—		947

Net loss	$(25,598)	$(107,799)	$8,688		$(124,709)

Basic and diluted net loss per share	$(0.44)	$(3.87)			$(1.13)

Shares used to compute basic and diluted net loss per share	57,559	27,860			110,203

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

1.     Basis of Presentation

      The unaudited pro forma condensed combined financial statements included herein have been prepared by Western Multiplex pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, Western Multiplex believes that the disclosures are adequate to make the information presented not misleading.

      The unaudited pro forma combined condensed balance sheet was prepared by combining the historical audited consolidated balance sheet data as of December 31, 2001 for Western Multiplex and the historical audited balance sheet data as of December 31, 2001 for Proxim assuming the merger had occurred on December 31, 2001. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2001 has been prepared by combining the audited consolidated statement of operations data for Western Multiplex for the year ended December 31, 2001 and the audited statement of operations data for Proxim for the year ended December 31, 2001 assuming the merger had occurred on January 1, 2001.

      Western Multiplex expects that it may incur additional costs to integrate the merged entities over the course of the next several years, including restructuring costs anticipated upon the closing of the merger, primarily related to duplicate facilities in Sunnyvale, California, and severance payments to employees who will be terminated. Such costs have not been considered in the pro forma financial statements and will be recorded as operating expenses if and when they are determined.

2.     Unaudited Condensed Combined Pro Forma Adjustments

     As of December 31, 2001

      (a) Records the purchase of Proxim by Western Multiplex

•	The purchase price of Proxim is allocated based upon the estimated fair value of the assets acquired and liabilities assumed, which approximates book value. This allocation is subject to change pending a final analysis of the value of the assets acquired and liabilities assumed. The actual allocation will be based on financial information as of the acquisition date. The following tables summarize the components of the total purchase price and the estimated allocation (in thousands, except share amounts):

Fair Value of Western Multiplex common stock (59,270,433 shares)*	$218,589
Fair Value of Proxim options assumed*	42,413
Transaction costs	14,000

Estimated total purchase price	$275,002

Purchase price allocation:
Net tangible assets acquired	$82,318
In-process research and development	4,500
Deferred stock compensation	1,413
Inventory write-up	914
Identifiable intangible assets	35,500
Goodwill	150,357

Estimated total purchase price	$275,002

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

*	The fair value of Western Multiplex common stock exchanged and assumed employee stock options are based upon Western Multiplex’s closing stock price on the day of, and the two days before and after the companies reached agreement and the proposed transaction was announced. The Western Multiplex’s closing price at the acquisition date will have an effect on the total purchase price.

•	Records the write-off of in-process research and development costs of $4.5 million. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statements of operations as it represents a non-recurring charge directly related to the acquisition. In-process research and development consisted of technology which had not yet reached technological feasibility and had no alternative future use as of the date of acquisition.

•	Records the write-up of inventory for Proxim’s work-in-process and finished goods to fair market value less the historical selling margin.

      (b) Reflects the elimination of the historical Proxim stockholders equity, in accordance with purchase business combination accounting, and the recording of the issuance of Western Multiplex common shares and outstanding Proxim stock options converted by Western Multiplex to effect the merger in the aggregate value of $261.0 million.

     Year Ended December 31, 2001

      (c) Reflects intangible assets (excluding goodwill of $150.4 million) amortization related to the acquisition of Proxim, and the elimination of amortization and impairment relating to historical goodwill and intangible assets carried on the books of Proxim, which is eliminated in the purchase of Proxim by Western Multiplex. Historical amortization and impairment included in the Proxim financial statements, was $8.1 million and $10.4 million, respectively, for the year ended December 31, 2001. The Developed Technology is being amortized over 3 years, and the Core Technology and Patents are amortized over 5 years using the straight-line method as follows (in thousands):

	Proxim

				Total
	Core		Developed	Intangible
	Technology	Patents	Technology	Assets

Purchase price allocated	$17,800	$3,200	$14,500	$35,500
Amortization period, in months	60	60	36	—
Amortization expense per month	$297	$53	$403	$753
Twelve month pro forma adjustment to intangibles	$3,560	$640	$4,833	$9,033

      Had Western Multiplex adopted SFAS No. 142 effective from January 1, 2001, the pro forma loss for the year ended December 31, 2001 would have been $119.4 million. The pro forma basic and diluted loss per share for the year ended December 31, 2001 would have been $1.08.

      (d) In conjunction with the merger, Western Multiplex will convert unvested Proxim stock options into Western Multiplex stock options. Western Multiplex will record deferred stock compensation of approximately $1.4 million, based on the estimated intrinsic value of the unvested stock options to be converted at the date of the merger. This deferred stock compensation will be recorded to expense on an accelerated graded vesting basis over the average remaining vesting period.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

3.     Unaudited Pro Forma Net Loss Per Share

      The following table sets forth the computation of pro forma basic and diluted net loss per share:

Year ended
December 31, 2001

Numerator:
Pro forma net loss	$124,709
Denominator:
Basic and diluted
Weighted average number of shares of Western Multiplex common stock outstanding	57,559
Add: weighted average number of shares of Proxim common stock outstanding multiplied by the exchange ratio of 1.8896	52,644

Shares used in computing pro forma basic and diluted net loss per share	110,203
Pro forma basic and diluted net loss per share	$1.13

COMPARISON OF RIGHTS OF HOLDERS OF WESTERN MULTIPLEX COMMON STOCK

AND PROXIM COMMON STOCK

      This section of the proxy statement/ prospectus describes material differences between Western Multiplex common stock, on the one hand, and Proxim common stock, on the other hand. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to both Western Multiplex and Proxim stockholders. This summary is not intended to be a complete discussion of the certificate of incorporation and bylaws of Western Multiplex and the certificate of incorporation and bylaws of Proxim and is qualified in its entirety by applicable Delaware law. Western Multiplex and Proxim stockholders should carefully read this entire document and the certificates of incorporation and bylaws of each Western Multiplex and Proxim for a more complete understanding of the differences between Western Multiplex common stock and Proxim common stock.

      Proxim’s certificate of incorporation and bylaws currently govern the rights of stockholders of Proxim. After the completion of the merger, Proxim common stockholders will become stockholders of Western Multiplex. As a result, former Proxim stockholders’ rights will be governed by Western Multiplex’s certificate of incorporation and bylaws. The following table summarizes material differences between the rights of Western Multiplex stockholders and Proxim stockholders under the certificate of incorporation and bylaws of Western Multiplex and of Proxim.

	Western Multiplex (Delaware)	Proxim (Delaware)

Common stock	Two classes of common stock: Class A common stock Class B common stock. There are no shares of Class B common stock outstanding.	One class of common stock
Voting	The holders of Class A common stock are entitled to one vote for each share of Class A common stock and the holders of Class B common stock are entitled to ten votes for each share of Class B common stock.
	The holders of Class B common stock have the right, at any time, to convert all or part of any such holder’s shares of Class B common stock into the equivalent number of shares of fully paid and nonassessable Class A common stock.	The holders of common stock are entitled to one vote for each share of common stock.
Special meeting of stockholders	Under Delaware law, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or the bylaws. Western Multiplex’s certificate of incorporation and bylaws authorize only the Chief Executive Officer, the president of Western Multiplex or the board of directors to call a special meeting of stockholders.	Under Delaware law, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or the bylaws. Proxim’s bylaws authorize the chairman of the board of directors, the board of directors, the chief executive officer, the president, or one or more stockholders holding shares in the aggregate entitled to cast not less than a majority of the votes at that meeting to call a special meeting of stockholders.

	Western Multiplex (Delaware)	Proxim (Delaware)

Action by written consent in lieu of a stockholders’ meeting	Under Delaware law, stockholders may take action by written consent in lieu of voting at a meeting. Delaware law allows corporations to eliminate this right by a provision of its certificate of incorporation. Western Multiplex’s certificate of incorporation eliminates the ability of a stockholder to act by written consent. Any action required or permitted to be taken by the stockholders of Western Multiplex must be taken at a duly called annual or special meeting of stockholders.	Proxim’s certificate of incorporation and bylaws permits stockholders to take action by written consent without a meeting if such consent is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.
Advance notice provisions for board nominations and other stockholder business	Western Multiplex’s bylaws provide that stockholders may nominate persons for election to the board of directors and propose business at an annual meeting only by giving notice to the secretary of Western Multiplex not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be delivered no earlier than 90 days prior to such annual meeting and not later than the close of business on the later of 60 days prior to such annual meeting or 10 days following such public announcement of the date of such meeting is first made.	Proxim’s bylaws provide that stockholders may nominate persons for election to the board of directors and propose business at an annual meeting only by giving notice to the secretary of Proxim not less than 120 days in advance of the date specified in Proxim’s proxy statement in connection with the previous year’s annual meeting of stockholders. However, if the date of the annual meeting was not stated in such prior proxy statement or it has been changed by more than 30 days from the date stated in such prior proxy statement, notice by the stockholder must be received a reasonable time before the general solicitation is made.

	Western Multiplex (Delaware)	Proxim (Delaware)

Number of directors	Western Multiplex’s bylaws and certificate of incorporation provide that the number of directors shall be fixed by resolution of the board but shall not be less than 3 or more than 15. Any increase or decrease in the number of directors is to be apportioned by the board among the three classes of directors so as to maintain such classes as nearly equal in number as possible. Any decrease in the number of directors will not shorten the term of any incumbent director.	Proxim’s certificate of incorporation provides that the number of directors shall be fixed by resolution of the board. Proxim’s bylaws provide the exact number of directors is 4, until changed. Proxim’s bylaws provide that the number of directors may be changed by an amendment to the bylaws adopted by the board of directors or by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.
Classified board	Delaware law provides that a corporation’s board of directors may be divided into various classes with staggered terms of office. Western Multiplex’s certificate of incorporation provides for a classified board of directors, with the board divided into three classes that serve staggered three-year terms. Each class of directors shall have as close as possible to the same number of directors.	Proxim’s certificate of incorporation does not provide for a classified board of directors.
Stockholder Rights Plans	Western Multiplex does not have a rights plan in place.	Proxim’s board of directors has adopted a “poison pill” rights plan that provides its stockholders with the right to purchase preferred stock as a defensive measure in connection with a potential acquisition. Proxim has amended its rights plan to provide that it does not apply to the merger with Western Multiplex, and Proxim will terminate the rights plan in connection with the merger.
Removal of directors	Western Multiplex’s certificate of incorporation provides for the removal of a director only for cause and only by the affirmative vote of 66 2/3% percent of the stockholders then entitled to vote in the election of directors, voting together as a single class.	Proxim’s certificate of incorporation provides that directors may be removed for cause by the affirmative vote of a majority of the shares of capital stock entitled to vote generally in an election of directors and may be removed without cause by the affirmative vote of at least 66 2/3% of the shares of capital stock entitled to vote generally at an election of directors.

	Western Multiplex (Delaware)	Proxim (Delaware)

Board of director vacancies	Western Multiplex’s certificate of incorporation and bylaws provide that whenever a vacancy occurs or the number of directors is increased, a majority of the remaining directors, even if less than a quorum, may choose a successor to fill the vacancy or new directorship who will hold office for the unexpired term of the director in respect of which such vacancy occurred and, in the case of a new directorship, until the next annual meeting of the stockholders at which members of the director’s class are elected.	Proxim’s bylaws provide that whenever a vacancy occurs or the number of directors is increased, a majority of the remaining directors, even if less than a quorum or a sole remaining director, may choose a successor to fill the vacancy; however, a vacancy created by the removal of a director by the vote or written consent of the stockholders or by court order may only be filled by the affirmative vote of a majority of the shares represented and voting at a duly held meeting, or by unanimous written consent of all shares entitled to vote. Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.
Indemnification	Western Multiplex’s certificate of incorporation provides that the directors and officers shall be indemnified to the fullest extent authorized by law against any action, proceeding or suit brought against such a person by reason of the fact that he or she (i) is or was a director or officer of Western Multiplex or (ii) serves or served at any other enterprise at the request of Western Multiplex.	Proxim’s certificate of incorporation and bylaws provide for the indemnification of its directors and officers to the fullest extent authorized by law against expenses, judgments, fines and amounts actually incurred in connection with the defense of any proceeding brought against any such person by reason of the fact that such person is or was a director or officer of Proxim, or is or was serving at the request of Proxim, as the case may be, as director or officer of another corporation or other entity, or who was a director or officer of a corporation that was a predecessor corporation of Proxim.
Listing	Western Multiplex common stock is listed on the Nasdaq National Market under the symbol “WMUX.”	Proxim common stock is listed on Nasdaq National Market under the symbol “PROX.”

PRINCIPAL STOCKHOLDERS OF WESTERN MULTIPLEX

      The following table sets forth certain information with respect to the beneficial ownership of Western Multiplex common stock as of February 21, 2002 by (w) each person or entity who Western Multiplex knows beneficially owns more than 5% of its common stock, (x) each executive officer of Western Multiplex, (y) each director of Western Multiplex and (z) all executive officers and directors of Western Multiplex as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 59,291,283 shares outstanding at February 21, 2002, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

      Unless otherwise indicated below, the address for each listed director and executive officer is c/o Western Multiplex, 1196 Borregas Avenue, Sunnyvale, California 94089.

		Percent of
	Amount and Nature of	Outstanding
Name and Address of Beneficial Owner	Beneficial Ownership	Shares

Affiliates of Ripplewood Holdings L.L.C.(1)(2)	37,168,278	62.7%
One Rockefeller Plaza New York, New York 10020
Jonathan N. Zakin(2)	5,078,222	8.6%
Michael S. Seedman(3)	3,600,922	6.1%
Timothy C. Collins(4)	—	—
Jeffrey M. Hendren(4)	—	—
Amir Zoufonoun(5)	1,992,789	3.4%
Nancy Huber(6)	360,920	*
Fred Corsentino(7)	456,054	*
Hironori Aihara(8)	102,680	*
Michael J. Boskin(9)	102,680	*
Peter O. Crisp(10)	102,680	*
Stanley S. Shuman(11)	102,680	*
All executive officers and directors as a group(12)	11,899,627	20.1%

*	Represents less than 1.0%.

(1)	An affiliate of Ripplewood Holdings L.L.C. controls Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund I, L.L.C. Therefore, the beneficial ownership of affiliates of Ripplewood Holdings L.L.C. includes 30,992,522 shares of common stock beneficially owned by Ripplewood Partners, L.P. and 1,097,534 shares of common stock beneficially owned by Ripplewood Employee Co-Investment Fund I, L.L.C.

(2)	Includes 5,078,222 shares of common stock held by Jonathan N. Zakin for which Ripplewood Holdings L.L.C. is entitled to direct voting pursuant to a voting agreement entered into by certain parties including Ripplewood Partners, L.P., Jonathan N. Zakin and Western Multiplex.

(3)	Includes options to acquire 200,000 shares of common stock.

(4)	Mr. Collins is the Chief Executive Officer of Ripplewood Holdings L.L.C. and through his affiliates may be deemed to control Ripplewood Holdings L.L.C. Mr. Collins disclaims beneficial ownership of Western Multiplex common stock that is beneficially owned by affiliates of Ripplewood Holdings L.L.C., except to the extent of any pecuniary interest that he has in those shares. Mr. Hendren is a Managing Director of Ripplewood Holdings L.L.C. Mr. Hendren disclaims beneficial ownership of Western Multiplex common stock that is beneficially owned by affiliates of Ripplewood Holdings, L.L.C. The address of Messrs. Collins and Hendren is c/o Ripplewood Holdings L.L.C., One Rockefeller Plaza, New York, New York 10020.

(5)	Includes options to acquire 852,789 shares of common stock.

(6)	Includes options to acquire 35,920 shares of common stock.

(7)	Includes options to acquire 131,054 shares of common stock.

(8)	Includes options to acquire 71,666 shares of common stock.

(9)	Includes options to acquire 71,666 shares of common stock.

(10)	Includes options to acquire 71,666 shares of common stock.

(11)	Includes options to acquire 71,666 shares of common stock.

(12)	Includes options to acquire 1,506,427 shares of common stock.

PRINCIPAL STOCKHOLDERS OF PROXIM

      The following table sets forth certain information with respect to the beneficial ownership of Proxim common stock as of February 21, 2002 by (w) each person or entity who Proxim knows beneficially owns more than 5% of its common stock, (x) each executive officer of Proxim, (y) each director of Proxim and (z) all executive officers and directors of Proxim as a group. Unless otherwise indicated below, the address for each listed director and executive officer is c/o Proxim, 510 DeGuigne Drive, Sunnyvale, CA 94085. Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 31,383,803 shares outstanding at February 21, 2002, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

		Percent of
	Amount and Nature of	Outstanding
Name and Address of Beneficial Owner	Beneficial Ownership	Shares

FMR Corp.(1)	3,811,850	12.1%
82 Devonshire Street Boston, Massachusetts 02101
Kopp Investment Advisors, Inc.(2)	3,352,884	10.7%
7701 France Avenue South, Suite 500 Edina, MN 55435
Entities affiliated with UBS O’Connor L.L.C.(3)	2,186,056	6.9%
c/o UBS O’Connor L.L.C. 10 East 50th Street New York, NY 10022
Merrill Lynch & Co., Inc.(4)	1,845,462	5.9%
World Financial Center, North Tower 250 Vesey Street New York, NY 10381
David C. King(5)	588,105	1.9%
Raymond Chin(6)	132,082	*
Leslie G. Denend(7)	30,000	*
Jeffrey D. Saper(8)	63,694	*
Keith E. Glover(9)	329,806	1.0%
All directors and executive officers as a group(10)	1,143,687	3.6%

*	Represents less than 1%.

(1)	Based on Schedule 13G/A filed by such beneficial owner with the SEC on February 14, 2002 and reflects stock held as of December 31, 2001, including 3,811,850 shares as to which FMR Corp. has sole dispositive power and 521,300 shares as to which FMR Corp. has sole voting power.

(2)	Based on Schedule 13G/ A filed by such beneficial owner with the SEC on January 30, 2002 and reflects stock held as of December 31, 2001, including 2,922,884 shares as to which Kopp Investment Advisors, Inc. has shared dispositive power, 430,000 shares as to which Kopp Investment Advisors, Inc. has sole dispositive power and 739,900 shares to which Kopp Investment Advisors, Inc. has sole voting power.

(3)	Comprised of 1,093,028 shares held by PIPES Corporate Strategies Ltd. (“PIPES”), including 182,171 shares issuable upon the exercise of a warrant, and 1,093,028 shares held by UBS Global Equity Arbitrage Master Ltd. (“UBS Global Equity”), including 182,171 shares issuable upon the exercise of a warrant. UBS O’Connor L.L.C. is a registered investment advisor for PIPES and UBS Global Equity and has voting and dispositive power over the shares held by these entities. PIPES and UBS Global Equity have each designated the directors of Proxim as proxies to exercise all voting rights with respect to shares of Proxim that constitute greater than 2% of the outstanding common stock of Proxim entitled to vote as of the record date of such vote. The terms of their warrants restrict PIPES and UBS Global Equity from exercising if such exercise would result in ownership of greater than 2% of the outstanding common stock of Proxim.

(4)	Based on Schedule 13G filed by such beneficial owner with the SEC on February 5, 2002 and reflects stock held as of December 31, 2001, including 1,845,462 shares as to which Merrill Lynch & Co., Inc. has shared dispositive power and 1,845,462 shares as to which Merrill Lynch & Co., Inc. has shared voting power.

(5)	Includes options to acquire 271,982 shares.

(6)	Includes options to acquire 65,000 shares.

(7)	Includes options to acquire 30,000 shares.

(8)	Includes options to acquire 60,000 shares.

(9)	Includes options to acquire 311,916 shares.

(10)	Includes options to acquire 738,898 shares.

EXPERTS

      The consolidated financial statements of Western Multiplex at December 31, 2001, 2000 and 1999, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this proxy statement/ prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

      The financial statements of Proxim, Inc. incorporated in this proxy statement/ prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL AND TAX MATTERS

      The validity of the shares of Western Multiplex common stock to be issued in the merger and that are covered by this proxy statement/prospectus will be passed upon for Western Multiplex by Simpson Thacher & Bartlett. In addition, Simpson Thacher & Bartlett will pass upon certain United States federal tax consequences of the merger to Western Multiplex stockholders. Wilson Sonsini Goodrich & Rosati, Professional Corporation, will pass upon certain United States federal tax consequences of the merger to Proxim stockholders.

SUBMISSION OF STOCKHOLDER PROPOSALS

      Under Western Multiplex’s certificate of incorporation and bylaws and under applicable law, Western Multiplex stockholders may present proper proposals for inclusion in Western Multiplex’s proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Western Multiplex in a timely manner. In order to be so included for the 2002 annual meeting, stockholder proposals must comply with the requirements of Western Multiplex’s certificate of incorporation, bylaws and applicable law.

      Due to the contemplated completion of the merger, Proxim does not currently expect to hold a 2002 annual meeting of stockholders. If the merger is not completed and an annual meeting is held, stockholder proposals for inclusion in proxy materials for the meeting must be received at Proxim’s principal executive offices a reasonable time before Proxim begins to print and mail its proxy materials, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, and must otherwise comply with the requirements of Proxim’s certificate of incorporation and bylaws and applicable law.

WHERE YOU CAN FIND MORE INFORMATION

      Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Western Multiplex’s and Proxim’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

      As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows us to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important business and financial information to you by referring you to documents filed separately with the SEC which are not included in or delivered with this proxy statement/prospectus. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial condition.

Western Multiplex’s SEC Filings	Period

(File No. 000-30993)
Annual Report on Form 10-K	Year ended December 31, 2001, filed February 25, 2002
Current Reports on Form 8-K	Filed January 18, 2002
The description of Western Multiplex common stock set forth in Western Multiplex’s Registration Statement on Form 8-A	Filed July 11, 2000

Proxim’s SEC Filings	Period

(File No. 000-22700)
Annual Report on Form 10-K	Year Ended December 31, 2001, filed February 25, 2002
Current Reports on Form 8-K	Filed:
• January 17, 2002
• February 14, 2002
The description of Proxim’s Preferred Share Purchase Rights in Proxim’s registration statement on Form 8-A	Filed April 7, 1997 and amended February 22, 2002
The description of Proxim’s common stock set forth in Proxim’s Registration Statement on Form 8-A	Filed October 22, 1993

      Western Multiplex and Proxim also incorporate by reference into this proxy statement/ prospectus additional documents that may be filed with the SEC from the date of this proxy statement/ prospectus to the date of the special meetings. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      Western Multiplex has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Western Multiplex and Proxim has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Proxim.

      You may have previously received some of the documents incorporated by reference in this proxy statement/ prospectus, but you can obtain any of them through us, the SEC or the SEC’s Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/ prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Western Multiplex Corporation 1196 Borregas Avenue Sunnyvale, California 94089 Tel: (408) 542-5200 Attn: Corporate Secretary	Proxim, Inc. 510 DeGuigne Drive Sunnyvale, California 34085 Tel: (408) 731-2700 Attn: Chief Financial Officer

      If you would like to request documents from us, please do so by March 19, 2002 in order to receive them before your special meeting.

      You should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to vote on the issuance of Western Multiplex common stock in connection with the merger or the adoption of the merger agreement. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus. This proxy statement/ prospectus is dated February 25, 2002. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Western Multiplex common stock in the merger shall create any implication to the contrary.

Information on Western Multiplex’s Web Sites

      Information on any Western Multiplex Internet web site or the web site of any subsidiary of Western Multiplex is not part of this document and you should not rely on that information in deciding whether to approve the share issuance, unless that information is also in this document or in a document that is incorporated by reference in this document.

Information on Proxim’s Web Sites

      Information on any Proxim Internet web site or the web site of any subsidiary of Proxim is not part of this document and you should not rely on that information in deciding whether to approve the merger, unless that information is also in this document or in a document that is incorporated by reference in this document.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

      This proxy statement/ prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of management, markets for Western Multiplex’s and Proxim’s stock, and other matters. Statements in this document that are not historical facts are identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

      These forward-looking statements, including statements relating to future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this proxy statement/ prospectus, are estimates reflecting the best judgment of the senior management of Western Multiplex and Proxim, respectively. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/ prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	changes in technology that may increase the number of competitors Western Multiplex or Proxim faces or require significant capital expenditures to provide competitive products and services;

•	the effects of vigorous competition in the markets in which Western Multiplex and Proxim operate;

•	costs or difficulties related to the integration of the businesses of Western Multiplex and Proxim may be greater than expected;

•	the ability to enter into agreements, and the cost of entering new territories necessary, to provide international services;

•	general economic or business conditions that may be less favorable than expected, resulting in, among other things, lower than expected revenues;

•	legislative or regulatory changes may adversely affect the businesses in which Western Multiplex and Proxim are engaged;

•	adverse changes may occur in the securities markets;

•	the other risk factors described under “Risk Factors” beginning on page 16 in this proxy statement/prospectus; and

•	other factors, including, but not limited to, economic, key employee, competitive, regulatory, governmental and technological factors, which may affect Western Multiplex or Proxim.

      When we use the words “anticipate,” “estimate,” “project,” “intend,” “expect,” “plan,” “believe,” “should,” “likely” and similar expressions, we are making forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/ prospectus and the other documents we incorporate by reference in this proxy statement/ prospectus. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

      All subsequent forward-looking statements attributable to Proxim, Western Multiplex or the combined company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

among
WESTERN MULTIPLEX CORPORATION,
WALNUT-PINE MERGER CORP.
and
PROXIM, INC.
Dated as of January 16, 2002

-i-

-ii-

INDEX OF EXHIBITS

Exhibit A	Western Multiplex Voting Agreement
Exhibit B	Proxim Voting Agreement
Exhibit C	Amended and Restated Stockholders’ Agreement
Exhibit D	Form of Certificate of Incorporation of Surviving Corporation
Exhibit E	Proxim Affiliate Agreement

-iii-

AGREEMENT AND PLAN OF REORGANIZATION

      This AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of January 16, 2002 among Western Multiplex Corporation, a Delaware corporation (“Western Multiplex”), Walnut-Pine Merger Corp., a Delaware corporation and a wholly owned direct subsidiary of Western Multiplex (“Merger Sub”), and Proxim, Inc., a Delaware corporation (“Proxim”).

RECITALS

      A.     Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“Delaware Law”), Western Multiplex and Proxim will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Proxim (the “Merger”).

      B.     The Board of Directors of Western Multiplex (i) has determined that the Merger is advisable, consistent with and in furtherance of the long-term business strategy of Western Multiplex and fair to, and in the best interests of, Western Multiplex and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has approved and determined to recommend that the stockholders of Western Multiplex vote to approve the issuance of shares of Western Multiplex Common Stock (as defined below) to the stockholders of Proxim pursuant to the terms of this Agreement (the “Share Issuance”).

      C.     The Board of Directors of Proxim (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Proxim and fair to, and in the best interests of, Proxim and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared this Agreement advisable and (iii) has determined to recommend the adoption of this Agreement to the stockholders of Proxim.

      D.     Concurrently with the execution of this Agreement and as a condition and inducement to Western Multiplex’s and Proxim’s willingness to enter into this Agreement, certain affiliates of Western Multiplex are entering into voting agreements in substantially the form attached hereto as Exhibit A (the “Western Multiplex Voting Agreements”), and certain affiliates of Proxim are entering into voting agreements in substantially the form attached hereto as Exhibit B (the “Proxim Voting Agreements” and, collectively with the Western Multiplex Voting Agreements, the “Voting Agreements”).

      E.     Concurrently with the execution of this Agreement and as a condition and inducement to Proxim’s willingness to enter into this Agreement, WMC Holding L.L.C. and GTI Acquisition Corporation are entering into an Amended and Restated Stockholders’ Agreement in substantially the form attached hereto as Exhibit C (the “Amended Stockholders’ Agreement”), such agreement to be effective upon consummation of the Merger.

      F.     For United States federal income tax purposes, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

      NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

      1.1     The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Proxim, the separate corporate existence of Merger Sub shall cease and Proxim shall continue as the surviving corporation. Proxim as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

      1.2     Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

      1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Proxim and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Proxim and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      1.4     Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form attached hereto as Exhibit D.

      1.5     Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Proxim or the holders of any of the following securities, the following shall occur:

(a) Conversion of Proxim Common Stock. Each share of common stock, $0.001 par value per share, of Proxim (the “Proxim Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Proxim Common Stock to be canceled pursuant to Section 1.5(b)), together with any associated Proxim Rights (as defined in Section 2.23) under the Proxim Rights Agreement (as defined in Section 2.23), will be canceled and extinguished and automatically converted (subject to Sections 1.5(e) and 1.5(f)) into the right to receive 1.8896 (the “Exchange Ratio”) shares of Class A common stock, par value $0.01 per share, of Western Multiplex (the “Western Multiplex Common Stock”) upon surrender of the certificate representing such share of Proxim Common Stock in the manner provided in Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required)) in the manner provided in Section 1.8).

(b) Cancellation of Treasury and Western Multiplex-Owned Stock. Each share of Proxim Common Stock held in the treasury of Proxim or owned by Merger Sub or Western Multiplex immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Stock Options. The parties shall take all requisite action such that, at the Effective Time, all options to purchase Proxim Common Stock then outstanding (the “Proxim Options”) under Proxim’s 1986 Stock Option Plan, 1994 Director Option Plan, 1995 Long-Term Incentive Plan and 1999 Nonstatutory Stock Option Plan (collectively, the “Proxim Stock Option Plans”) shall be assumed by Western Multiplex in accordance with Section 5.9 hereof. Prior to the Closing Date, the Board of Directors of Western Multiplex shall take all necessary action to assume and adopt, as of the Closing Date, Proxim’s 1995 Long-Term Incentive Plan, and shall have the discretion to adopt, as of the Closing Date, any other Proxim Stock Option Plan. Rights outstanding under Proxim’s 1993 Employee Stock Purchase Plan shall be treated as set forth in Section 5.9 hereof.

(d) Capital Stock of Merger Sub. Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Western Multiplex Common Stock or Proxim Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Western Multiplex Common Stock or Proxim Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f) Fractional Shares. No fraction of a share of Western Multiplex Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of Proxim Common Stock who would otherwise be entitled to a fraction of a share of Western Multiplex Common Stock (after aggregating all fractional shares of Western Multiplex Common Stock to be received by such holder) shall receive from Western Multiplex an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Western Multiplex Common Stock for the five (5) most recent days that Western Multiplex Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System (“Nasdaq”).

      1.6     Surrender of Certificates.

(a) Exchange Agent. Western Multiplex shall select an institution reasonably satisfactory to Proxim to act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Western Multiplex to Provide Common Stock. Promptly after the Effective Time, Western Multiplex shall make available to the Exchange Agent for exchange in accordance with this Article I, (i) certificates for the shares of Western Multiplex Common Stock issuable pursuant to Section 1.5 in exchange for outstanding shares of Proxim Common Stock, (ii) cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.5(f) and (iii) any dividends or distributions to which holders of shares of Proxim Common Stock may be entitled pursuant to Section 1.6(d).

(c) Exchange Procedures. Promptly after the Effective Time, Western Multiplex shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Proxim Common Stock whose shares were converted into the right to receive shares of Western Multiplex Common Stock pursuant to Section 1.5, cash in lieu of any fractional shares pursuant to Section 1.5(f) and any dividends or other distributions pursuant to Section 1.6(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Western Multiplex may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing whole shares of Western Multiplex Common Stock, cash in lieu of any fractional shares pursuant to Section 1.5(f) and any dividends or other distributions pursuant to Section 1.6(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Western Multiplex, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Western Multiplex Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 1.5(a) (which, other than for Proxim Affiliates shall be in uncertificated book entry form unless a physical certificate is requested or is otherwise required by applicable law rule or regulation), payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.5(f) and any dividends or distributions payable pursuant to Section 1.6(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive, upon due surrender thereof, the number of full shares of Western Multiplex Common Stock issuable pursuant to Section 1.5, cash in lieu of the issuance of any fractional shares in accordance with Section 1.5(f) and any dividends or distributions payable pursuant to Section 1.6(d).

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Western Multiplex Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.5(f) will be paid to the holders of any unsurrendered Certificates with respect to the shares of Western Multiplex Common Stock issuable pursuant to Section 1.5, until such Certificates shall have been duly surrendered. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent or any other agent designated by Western Multiplex shall deliver to the holders thereof, without interest, (i) promptly after such surrender, the number of whole shares of Western Multiplex Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.5(f) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Western Multiplex Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Western Multiplex Common Stock.

(e) Transfers of Ownership. If certificates for shares of Western Multiplex Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Western Multiplex or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of Western Multiplex Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the satisfaction of Western Multiplex or any agent designated by it that such tax has been paid or is not payable.

(f) Required Withholding. Each of Western Multiplex, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any former holder of Proxim Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Exchange Agent, Western Multiplex, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Western Multiplex Common Stock or Proxim Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

      1.7     No Further Ownership Rights in Proxim Common Stock. All shares of Western Multiplex Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.5(f) and 1.6(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Proxim Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Proxim Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

      1.8     Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Western Multiplex Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 1.5(f) and any dividends or distributions payable pursuant to Section 1.6(d); provided, however, that Western Multiplex may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Western Multiplex, Proxim or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

      1.9     Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

      1.10     Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Proxim and Merger Sub, the officers and directors of Proxim and Merger Sub will take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PROXIM

      Proxim represents and warrants to Western Multiplex and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter supplied by Proxim to Western Multiplex (the “Proxim Disclosure Letter”) and specific statements of historical fact disclosed in the Proxim SEC Reports (to the extent the relevance of the disclosure in the Proxim SEC Report to a representation and warranty is reasonably apparent), as follows:

      2.1     Organization of Proxim.

(a) Proxim and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would have a Material Adverse Effect (as defined in Section 8.3) on Proxim.

(b) Proxim has delivered to Western Multiplex a true and complete list of all of Proxim’s subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and Proxim’s equity interest therein.

(c) Proxim has delivered or made available to Western Multiplex a true and correct copy of the Certificate of Incorporation and bylaws of Proxim and similar governing instruments of each of its material subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Proxim nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or bylaws or equivalent governing instruments.

      2.2     Proxim Capital Structure. As of January 11, 2002, the authorized capital stock of Proxim consisted of 100,000,000 shares of Proxim Common Stock, of which 31,366,656 shares were issued and outstanding and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares are issued or outstanding. All outstanding shares of Proxim Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Proxim or any agreement or document to which Proxim is a party or by which it is bound. As of January 11, 2002, Proxim had reserved an aggregate of 14,162,812 shares of Proxim Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Proxim Stock Option Plans, under which options are outstanding for 8,579,089 shares and under which 5,583,723 shares are available for grant. All shares of Proxim Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

      2.3     Obligations With Respect to Capital Stock. As of the date hereof, except as set forth in Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Proxim, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except for securities Proxim owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Proxim, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in Section 2.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Proxim or any of its subsidiaries is a party or by which it is bound obligating Proxim or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Proxim or any of its subsidiaries or obligating Proxim or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. There are no registration rights and, to the Knowledge of Proxim there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Proxim or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

      2.4     Authority.

(a) Proxim has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Proxim, subject only to the adoption of this Agreement by Proxim’s stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Proxim and, assuming the due authorization, execution and delivery by Western Multiplex and Merger Sub, constitutes the valid and binding obligation of Proxim, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Proxim does not, and the performance of this Agreement by Proxim will not, (i) conflict with or violate the Certificate of Incorporation or bylaws of Proxim or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the adoption of this Agreement by Proxim’s stockholders as contemplated in Section 5.2 (the “Proxim Stockholder Approval”) and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree (each a “Legal Requirement”) applicable to Proxim or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Proxim’s rights or alter the rights or obligations of Proxim or any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties, including any leased real property, or assets of Proxim or any of its subsidiaries pursuant to, any Proxim Contract (as defined in Section 2.16), except as individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect. The Proxim

Disclosure Letter lists all material consents, waivers and approvals under any of Proxim’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Proxim in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing of the Joint Proxy Statement (as defined in Section 2.20) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be included in the Form S-4 Registration Statement (the “Registration Statement”) to be filed by Western Multiplex with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the comparable laws of any foreign country reasonably determined by the parties to be required and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Proxim or Western Multiplex or have a material adverse effect on the ability of the parties to consummate the Merger. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (iii) are referred to herein as the “Necessary Consents”.

      2.5     SEC Filings; Proxim Financial Statements.

(a) Proxim has filed all forms, reports and documents required to be filed by Proxim with the SEC since January 1, 1999, and has made available to Western Multiplex such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Proxim may file subsequent to the date hereof) are referred to herein as the “Proxim SEC Reports.” As of their respective dates, the Proxim SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Proxim SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing before the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Proxim’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Proxim SEC Reports (the “Proxim Financials”), including any Proxim SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Proxim and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Proxim contained in the Proxim SEC Reports as of September 30, 2001 is hereinafter referred to as the “Proxim Balance Sheet.” Except as disclosed in the Proxim Financials, neither Proxim nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Proxim and its subsidiaries taken as a whole, except liabilities incurred since the date of the Proxim Balance Sheet in the ordinary course of business consistent with past practices.

(c) Proxim has heretofore furnished to Western Multiplex a complete and correct copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be filed, to agreements, documents or other instruments that previously had been filed by Proxim with the SEC pursuant to the Securities Act or the Exchange Act.

      2.6     Absence of Certain Changes or Events. Since the date of the Proxim Balance Sheet, there has not been: (i) any Material Adverse Effect on Proxim, (ii) any change by Proxim in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iii) any revaluation by Proxim of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

      2.7     Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(b) Tax Returns and Audits.

(i) Proxim and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by Proxim and each of its subsidiaries with any Tax authority, except such Returns that are not material to Proxim. Such Returns are true and correct in all material respects and have been completed in accordance with applicable law. Proxim and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(ii) Proxim and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees (and timely paid over to the appropriate Taxing authority) all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act (“FICA”) and the Federal Unemployment Tax Act (“FUTA”) and other Taxes required to be withheld, except such Taxes that are not material to Proxim.

(iii) Neither Proxim nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency or adjustment outstanding, proposed or assessed against Proxim or any of its subsidiaries, nor has Proxim or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(iv) No audit or other examination of any material Return of Proxim or any of its subsidiaries by any Tax authority is presently in progress, nor has Proxim or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

(v) As of September 30, 2001, neither Proxim nor any of its subsidiaries has any liability for any material unpaid Taxes that has not been accrued or reserved on the Proxim Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise. Since September 30, 2001, neither Proxim nor any of its subsidiaries has incurred any liability for any material Taxes other than in the ordinary course of business.

(vi) There is no contract, agreement, plan or arrangement to which Proxim or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Proxim or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount in excess of $250,000 that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Proxim is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(vii) Neither Proxim nor any of its subsidiaries (a) is party to or has any obligation under any Tax sharing, indemnity or allocation agreement or arrangement, (b) has ever been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Proxim), or (c) has any liability for the Taxes of any person (other than Proxim or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(viii) Neither Proxim nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

      2.8     Proxim Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

      “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world (“Trademarks”); (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

      “Registered Intellectual Property” means all United States, international and foreign: (i) Patents (including applications and provisional applications); (ii) registered Trademarks, applications to register Trademarks, intent-to-use applications, or other registrations or applications related to Trademarks; (iii) registered Copyrights and applications for Copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

      “Proxim Intellectual Property” shall mean any Intellectual Property that is owned or used by Proxim in the conduct of its business, as currently conducted and currently proposed to be conducted.

      “Proxim Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Proxim or any of its subsidiaries.

(a) Except with respect to Proxim Registered Intellectual Property that Proxim intentionally abandoned and/or is no longer used by or intended to be used by Proxim which exception shall include, without limitation, Proxim Registered Intellectual Property acquired in its acquisitions of Card Access, Inc., Wavespan, Inc., and Farallon Communications, Inc., Schedule 2.8(a) lists all Registered Intellectual Property owned by, filed in the name of, or applied for, by Proxim (the “Proxim Registered Intellectual Property Rights”) and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of Proxim Registered Intellectual Property Rights.

(b) During the five (5)-year period immediately prior to the date hereof and, to the knowledge of Proxim after reasonable inquiry, during any time prior to the five (5)-year period immediately preceding the date hereof, no Proxim Intellectual Property or product or service that is owned by Proxim or any of its subsidiaries is currently or was subject to any order, judgment, or decree brought against it that restricted in any manner the use, transfer, or licensing thereof by Proxim or any of its subsidiaries in a manner that would reasonably be expected to have a Material Adverse Effect or that limits the ownership, the validity, use or enforceability of any Proxim Intellectual Property that is owned by Proxim in a manner that would reasonably be expected to have a Material Adverse Effect.

(c) Except with respect to Proxim Registered Intellectual Property that Proxim intentionally abandoned and/or is no longer used by or intended to be used by Proxim which exception shall include, without limitation, Proxim Registered Intellectual Property acquired in its acquisitions of Card Access, Inc., Wavespan, Inc., and Farallon Communications, Inc., each material item of Proxim Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Proxim Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Proxim Registered Intellectual Property have been filed with the PTO or United States Copyright Office and other equivalent authorities in foreign jurisdictions, as the case may be, for the purposes of maintaining such Proxim Registered Intellectual Property. Except as set forth on Schedule 2.8(c), there are no actions that must be taken by Proxim within ninety (90) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights.

(d) Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses, Section 2.8(d) of the Proxim Schedules lists all material contracts, licenses and agreements to which Proxim and any of its subsidiaries is a party with respect to any material Proxim Intellectual Property (“Proxim Material IP Contracts”).

(e) Proxim owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to use each material item of Proxim Intellectual Property, free and clear of any lien or encumbrance; provided, however, that claims of infringement or misappropriation of Proxim Intellectual Property shall not be deemed liens or encumbrances for the purpose of this Section 2.8(e).

(f) With respect to material Proxim Intellectual Property owned by Proxim that has been developed or created by a third party for Proxim or any of its subsidiaries, Proxim has a written agreement with such third party with respect thereto, whereby Proxim has obtained ownership of all such material Proxim Intellectual Property as between Proxim and the third party, and is the exclusive owner of all of that third party’s rights in such material Proxim Intellectual Property.

(g) Except as set forth on Schedule 2.8(g), in the five (5) years prior to the date hereof, neither Proxim nor any of its subsidiaries (i) has transferred ownership of any Intellectual Property that was material Proxim Intellectual Property to any third party, or (ii) granted any exclusive license with respect to any Intellectual Property that is or was material Proxim Intellectual Property owned by Proxim, to any third party.

(h) To the knowledge of Proxim after reasonable inquiry, all Proxim Material IP Contracts are in full force and effect. Except as set forth in Schedule 2.8(h), to the knowledge of Proxim after reasonable inquiry, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any Proxim Material IP Contract. Proxim and each of its subsidiaries is in material compliance with, and has not materially breached any term of any Proxim Material IP Contract and, to the knowledge of Proxim after reasonable inquiry, all other parties to such Proxim Material IP Contracts are in compliance with, and have not materially breached any term of such Proxim Material IP Contracts.

(i) Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Proxim’s and each of its subsidiaries’ rights under such Proxim Material IP Contracts (a) to the same extent Proxim and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred, and (b) without the payment of any additional amounts or consideration other than the same amount of ongoing fees, royalties or payments which Proxim or its subsidiaries would otherwise be required to pay. Except as set forth in Schedule 2.8(i), neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Western Multiplex or Merger Sub by operation of law or otherwise of any Proxim Material IP Contracts will result in (x) either Western Multiplex’s or the Merger Sub’s granting to any third party any right to or with respect to any material Intellectual Property that is owned by Proxim; or (y) either Western Multiplex’s or the Merger Sub’s being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses.

(j) To the knowledge of Proxim after reasonable inquiry, the products, services and the operation of the business of Proxim and its subsidiaries as such business currently is conducted, including Proxim’s and its subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Proxim and its subsidiaries (including products currently under development) has not and does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party or, to the knowledge of Proxim after reasonable inquiry, constitute unfair competition or trade practices under the laws of any jurisdiction.

(k) Except as set forth in Schedule 2.8(k), neither Proxim nor any of its subsidiaries has received notice from any third party alleging that the operation of the business of Proxim or any of its subsidiaries or any act, product or service of Proxim or any of its subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction in a manner that would reasonably be expected to have a Material Adverse Effect.

(l) Proxim and each of its subsidiaries has taken reasonable steps to protect Proxim’s and its subsidiaries’ rights in all confidential information and trade secrets of Proxim, and of third parties provided to Proxim or any of its subsidiaries, and, without limiting the foregoing, each of Proxim and its subsidiaries has and enforces a practice requiring each employee to execute a proprietary information/ confidentiality agreement substantially in the form provided to Western Multiplex. All employees who worked for Proxim since November 1, 1999 have (i) executed invention assignment agreements sufficient to irrevocably transfer all rights in any Intellectual Property developed by such employees to Proxim; and (ii) executed proprietary/ confidential information agreements pursuant to which they agreed to maintain as confidential all Proxim proprietary information. Except as set forth in Schedule 2.8(l), all employees who are listed as inventors on any Patents (including applications and provisionals) that are Proxim Registered Intellectual Property have signed invention assignment agreements sufficient to irrevocably transfer all such employee’s rights in any such Proxim Patents to Proxim. Proxim has no knowledge or notice of any adverse claim of ownership of any Proxim Intellectual Property that is owned by Proxim by any past employee of Proxim and, to the knowledge of Proxim, there is no valid basis for any such claim.

      2.9     Compliance; Permits; Restrictions.

(a) Neither Proxim nor any of its subsidiaries nor the conduct of their respective businesses is, in any material respect, in conflict with, or in default or violation of, (i) any Legal Requirement applicable to Proxim or any of its subsidiaries or by which its or any of their respective businesses or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Proxim or any of its subsidiaries is a party or by which Proxim or any of its subsidiaries or its or any of their respective businesses or properties is bound or affected. No investigation or review by any

Governmental Entity is pending or, to the Knowledge of Proxim, threatened against Proxim or its subsidiaries, nor has any Governmental Entity indicated to Proxim an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Proxim or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Proxim or any of its subsidiaries, any acquisition of material property by Proxim or any of its subsidiaries or the conduct of business by Proxim as currently conducted.

(b) Proxim and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to the operation of the business of Proxim (collectively, the “Proxim Permits”). Proxim and its subsidiaries are in compliance in all material respects with the terms of the Proxim Permits.

      2.10     Litigation. Except as set forth in Schedule 2.10, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation (“Action”) pending, or as to which Proxim or any of its subsidiaries has received any notice of assertion nor, to Proxim’s Knowledge, is there a threatened Action against Proxim or any of its subsidiaries that reasonably would be likely to be material to Proxim or any of its subsidiaries, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. Except for those facts and information not disclosed by Proxim or Proxim’s outside counsel because Proxim or Proxim’s outside counsel reasonably believed that such facts and information were subject to a court ordered protective order, joint defense agreement or attorney-client privilege, to the Knowledge of Proxim, Proxim and Proxim’s attorneys provided Western Multiplex and Western Multiplex’s outside counsel with facts and information as Proxim reasonably believes in good faith are necessary to perform a reasonable evaluation of the potential outcome of the Actions described on Schedule 2.10. Without limiting the foregoing, the facts and information not disclosed by Proxim by reason of any joint defense agreement, court ordered protective order or attorney-client privilege are not inconsistent in any material respect with the facts and information that have been disclosed by Proxim to Western Multiplex.

      2.11     Brokers’ and Finders’ Fees. Except for fees payable to JP Morgan H&Q (“JP Morgan”) and Broadview International LLC (“Broadview”) pursuant to engagement letters dated December 23, 2001 and December 21, 2001, respectively, Proxim has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

      2.12     Employee Benefit Plans.

(a) The employee compensation, severance, termination pay, deferred compensation, stock or stock-related awards, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) covering any active employee, former employee, director or consultant of Proxim, any subsidiary of Proxim or any trade or business (whether or not incorporated) that is a member of a controlled group or that is under common control with Proxim within the meaning of Section 414 of the Code (for purposes of Section 2.12 and Section 3.12, an “Affiliate”), or with respect to which Proxim has or may in the future have liability, are referred to herein as the “Proxim Plans.” Proxim Schedule 2.12(a) contains a complete and accurate list of each of the Proxim Plans. Proxim has provided to Western Multiplex: (i) correct and complete copies of all documents embodying each Proxim Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Proxim Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Proxim Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Proxim Plan; (iv) all IRS determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Proxim Plan; (vi) all COBRA forms and related notices and (vii) all discrimination tests for each Proxim Plan for the most recent three (3) plan years.

(b) Each Proxim Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including ERISA and the Code, that are applicable to such Proxim Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Proxim Plan activities) has been brought, or to the Knowledge of Proxim is threatened, against or with respect to any such Proxim Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of Proxim, threatened by the Internal Revenue Service (the “IRS”) or Department of Labor (the “DOL”) with respect to any Proxim Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Proxim Plans have been timely made or accrued. Section 2.12(b) of the Proxim Disclosure Letter includes a listing of the accrued vacation liability of Proxim as of January 3, 2002. Any Proxim Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. Proxim does not have any plan or commitment to establish any new Proxim Plan, to modify any Proxim Plan (except to the extent required by law or to conform any such Proxim Plan to the requirements of any applicable law, in each case as previously disclosed to Western Multiplex in writing, or as required by this Agreement), or to enter into any new Proxim Plan. Each Proxim Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Western Multiplex, Proxim or any of its Affiliates (other than ordinary administration expenses).

(c) Neither Proxim, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Proxim contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in ERISA. Neither Proxim nor any Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code. Neither Proxim, any of its subsidiaries, nor any officer or director of Proxim or any of its subsidiaries is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA, has occurred with respect to any Proxim Plan.

(d) Neither Proxim, any of its subsidiaries, nor any of their Affiliates has, before the Effective Time and in any material respect, violated any of the health continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the requirements of the Family Medical Leave Act of 1993, as amended, or any similar provisions of state law applicable to Proxim employees. None of the Proxim Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Proxim nor any of its subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

(e) Neither Proxim nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Proxim or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the Knowledge of Proxim, no campaign to establish such representation is in progress. There is no pending or, to the Knowledge of Proxim, threatened labor dispute involving Proxim or any of its subsidiaries and any group of its employees nor has Proxim or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and Proxim and its subsidiaries consider their relationships with their employees to be good. Proxim (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its current or former employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to its current or former employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for its current and former employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Proxim under any worker’s compensation policy or long-term disability policy.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment (including severance, unemployment compensation, golden parachute, forgiveness of indebtedness, bonus or otherwise) becoming due to any stockholder, director or employee of Proxim or any of its subsidiaries under any Proxim Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Proxim Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(g) No payment or benefit which will or may be made by Proxim or its Affiliates with respect to any employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Code Section 280G(B)(2).

      2.13     Absence of Liens and Encumbrances. Proxim and each of its subsidiaries has good and valid title to, or, in the case of leased properties, including the Proxim Leases, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Proxim Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not be material to Proxim.

      2.14     Environmental Matters.

(a) Hazardous Material. Except as reasonably would not be likely to result in a material liability to Proxim, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present, as a result of the actions of Proxim, or its subsidiaries or any affiliate of Proxim, or, to the Knowledge of Proxim, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Proxim or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities. Except as reasonably would not be likely to result in a material liability to Proxim (in any individual case or in the aggregate), (i) neither Proxim nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Proxim nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity in effect on or prior to or as of the Closing Date to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity or in a manner that would be likely to result in material liability to Proxim.

(c) Permits. Except as reasonably would not be likely to result in a material liability to Proxim, Proxim and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Proxim Environmental Permits”) necessary for the conduct of Proxim’s and its subsidiaries’ Hazardous Material Activities and other businesses of Proxim and its subsidiaries as such activities and businesses are currently being conducted.

(d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Proxim’s Knowledge, threatened concerning any Proxim Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Proxim or any of its subsidiaries.

      2.15     Labor Matters. (i) There are no controversies pending or, to the Knowledge of each of Proxim and its respective subsidiaries, threatened, between Proxim or any of its subsidiaries and any of their respective employees or former employees; (ii) as of the date of this Agreement, neither Proxim nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Proxim or its subsidiaries nor does Proxim or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, neither Proxim nor any of its subsidiaries has any Knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Proxim or any of its subsidiaries.

      2.16     Agreements, Contracts and Commitments. The following agreements, contracts or commitments with respect to which Proxim or one of its subsidiaries is a party or is bound are referred to herein as the “Proxim Contracts”:

(a) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Proxim’s Board of Directors, other than those that are terminable by Proxim or any of its subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Proxim;

(b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

(d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Proxim or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Proxim or any of its subsidiaries after the date of this Agreement of assets in excess of $250,000 not in the ordinary course of business or pursuant to which Proxim has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Proxim’s subsidiaries;

(f) any dealer, distributor, joint marketing or development agreement currently in force under which Proxim or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Proxim or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Proxim or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(g) any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Proxim product or service or any material agreement, contract or commitment currently in force to sell or distribute any Proxim products or service, including any Proxim Material IP Contract, except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Western Multiplex;

(h) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(i) any settlement agreement; provided that a Proxim Contract shall not include any settlement agreement entered into more than five (5) years before the date of this Agreement; or

(j) any other agreement, contract or commitment (i) in connection with or pursuant to which Proxim and its subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $250,000 during the current calendar year or during the next calendar year, (ii) the termination, expiration or loss of the counterparty’s performance of which could reasonably be expected to have a Material Adverse Effect on Proxim or (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC rules).

      Neither Proxim nor any of its subsidiaries, nor to Proxim’s Knowledge any other party to a Proxim Contract, is in material breach, violation or default under, and neither Proxim nor any of its subsidiaries has received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Proxim Contract in such a manner as would permit any other party to cancel or terminate any such Proxim Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

      2.17     Title to Proxim Properties. Proxim owns no real property nor has it ever owned any real property. All current Proxim leases, subleases or other occupancy contracts or agreements and each amendment or other modification thereto (the “Proxim Leases”) are in full force and effect and are valid and enforceable. Proxim is not in breach of or in default under any of such current Proxim Leases and no event or condition has occurred which could (with the giving of notice or the passage of time or both) constitute a breach of or default by Proxim under any such current Proxim Lease. To Proxim’s Knowledge, no other party to any such current Proxim Lease is in breach of or in default under any such current Proxim Leases and no event or condition has occurred which could (with the giving of notice or the passage of time or both) constitute a breach of or default by Proxim under any such current Proxim Lease. No party other than Proxim has the right to occupy any Proxim real property currently leased or otherwise occupied by Proxim.

      2.18     Statements; Joint Proxy Statement/ Prospectus. None of the information supplied or to be supplied by Proxim for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 2.4(b)) will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the joint proxy statement/prospectus to be sent to the stockholders of Proxim and stockholders of Western Multiplex in connection with the meeting of Proxim’s stockholders to consider adoption of this Agreement (the “Proxim Stockholders’ Meeting”) and in connection with the meeting of Western Multiplex’s stockholders to consider the approval of the Share Issuance pursuant to the terms of the Merger (the “Western

Multiplex Stockholders’ Meeting”) (such proxy statement/prospectus as amended or supplemented is referred to herein as the “Joint Proxy Statement/ Prospectus”) shall not, on the date the Joint Proxy Statement/ Prospectus is first mailed to Proxim’s stockholders and Western Multiplex’s stockholders, at the time of the Proxim Stockholders’ Meeting or the Western Multiplex Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Proxim Stockholders’ Meeting or the Western Multiplex Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement/ Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time before the Effective Time, any event relating to Proxim or any of its affiliates, officers or directors should be discovered by Proxim which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/ Prospectus, Proxim shall promptly inform Western Multiplex. Notwithstanding the foregoing, Proxim makes no representation or warranty with respect to any information supplied by Western Multiplex or Merger Sub that is contained in any of the foregoing documents.

      2.19     Board Approval. The Board of Directors of Proxim (i) has determined that the Merger is advisable, consistent with and in furtherance of the long-term business strategy of Proxim and fair to, and in the best interests of, Proxim and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and deemed this Agreement advisable and (iii) has determined to recommend adoption of this Agreement by the stockholders of Proxim (collectively, the “Proxim Board Recommendation”).

      2.20     Opinion of Financial Advisors. The Board of Directors of Proxim has received an opinion from each of JP Morgan and Broadview, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Proxim’s stockholders, a signed copy of which opinions will be delivered to Western Multiplex solely for informational purposes as promptly as practicable after receipt thereof by Proxim.

      2.21     Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Proxim Common Stock are entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Proxim’s capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

      2.22     State Takeover Statutes. The Board of Directors of Proxim has approved this Agreement and the Proxim Voting Agreements and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, and the other transactions contemplated hereby and thereby the restrictions contained in Section 203 of the Delaware Law to the extent, if any, such restrictions would otherwise be applicable to the Merger, this Agreement and the Proxim Voting Agreements and the other transactions contemplated by this Agreement and the Proxim Voting Agreements. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Proxim Voting Agreements or the transactions contemplated hereby and thereby.

      2.23     Proxim Rights Agreement. The Proxim Board has amended (in the form provided to Western Multiplex) the Preferred Shares Rights Agreement entered into as of March 31, 1997 (and amended and restated as of July 9, 1997) between Proxim and the First National Bank of Boston (the “Proxim Rights Agreement”) so that none of Western Multiplex, Merger Sub or any of their respective affiliates shall become an “Acquiring Person,” and no “Distribution Date” or “Triggering Event” (as such terms are defined in the Proxim Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement or the Proxim Voting Agreements or the consummation of the transactions contemplated hereby and thereby. The Proxim Rights Agreement and the outstanding rights thereunder (the “Proxim

Rights”) shall terminate and be of no further force or effect as of immediately prior to the Effective Time, without any consideration being payable with respect to the outstanding Proxim Rights thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WESTERN MULTIPLEX AND MERGER SUB

      Western Multiplex and Merger Sub represent and warrant to Proxim, subject to the exceptions specifically disclosed in the disclosure letter supplied by Western Multiplex to Proxim (the “Western Multiplex Disclosure Letter”) and specific statements of historical fact disclosed in the Western Multiplex SEC Reports (to the extent the relevance of the disclosure in the Western Multiplex SEC Report to a representation and warranty is reasonably apparent), as follows:

      3.1     Organization of Western Multiplex.

(a) Western Multiplex and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would have a Material Adverse Effect (as defined in Section 8.3) on Western Multiplex.

(b) Western Multiplex has delivered to Proxim a true and complete list of all of Western Multiplex’s subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and Western Multiplex’s equity interest therein.

(c) Western Multiplex has delivered or made available to Proxim a true and correct copy of the Certificate of Incorporation and bylaws of Western Multiplex and similar governing instruments of each of its material subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Western Multiplex nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or bylaws or equivalent governing instruments.

      3.2     Western Multiplex Capital Structure. As of January 15, 2002, the authorized capital stock of Western Multiplex consisted of (A) 200,000,000 shares of Western Multiplex Common Stock, of which (x) 58,930,747 shares were issued and outstanding and (y) 42,000,000 shares were held in treasury; (B) 100,000,000 shares of Western Multiplex Class B Common Stock, par value $0.01 per share, of which no shares were issued and outstanding; and (C) 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which, as of the date hereof, are issued and outstanding and are held by Western Multiplex. All outstanding shares of Western Multiplex Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Western Multiplex or any agreement or document to which Western Multiplex is a party or by which it is bound. As of January 11, 2002, Western Multiplex had reserved an aggregate of 13,822,587 shares of Western Multiplex Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to Western Multiplex’s 1999 Stock Incentive Plan, 2000 Stock Option Plan for Non-Employee Directors, Ubiquity Communication equity incentive plans and the WirelessHome Platinum IP Stock Incentive Plan (the “Western Multiplex Stock Option Plans”), under which options are outstanding for 10,307,075 shares and under which 3,515,510 shares are available for grant as of January 11, 2002. All shares of Western Multiplex Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

      3.3     Obligations With Respect to Capital Stock. As of the date hereof, except as set forth in Section 3.2, there are no equity securities, partnership interests or similar ownership interests of any class of Western Multiplex, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except for securities Western Multiplex owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of Western Multiplex, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in Section 3.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Western Multiplex or any of its subsidiaries is a party or by which it is bound obligating Western Multiplex or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Western Multiplex or any of its subsidiaries or obligating Western Multiplex or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, commitment or agreement. There are no registration rights and, to the Knowledge of Western Multiplex there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Western Multiplex or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

      3.4     Authority.

(a) Western Multiplex has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Western Multiplex, subject only to the approval of the Share Issuance by Western Multiplex’s stockholders and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Western Multiplex and, assuming the due authorization, execution and delivery by Proxim and Merger Sub, constitutes the valid and binding obligation of Western Multiplex, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Western Multiplex does not, and the performance of this Agreement by Western Multiplex will not, (i) conflict with or violate the Certificate of Incorporation or bylaws of Western Multiplex or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval of the Share Issuance by Western Multiplex’s stockholders as contemplated in Section 5.2 (the “Western Multiplex Stockholder Approval”) and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any Legal Requirement applicable to Western Multiplex or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Western Multiplex’s rights or alter the rights or obligations of Western Multiplex or any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties, including any leased real property, or assets of Western Multiplex or any of its subsidiaries pursuant to, any Western Multiplex Contract (as defined in Section 3.16), except as individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect. The Western Multiplex Disclosure Letter list all material consents, waivers and approvals under any of Western Multiplex’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Western Multiplex in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the Necessary Consents and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be material to Western

Multiplex or Proxim or have a material adverse effect on the ability of the parties to consummate the Merger.

      3.5     SEC Filings; Western Multiplex Financial Statements.

(a) Western Multiplex has filed all forms, reports and documents required to be filed by Western Multiplex with the SEC since August 4, 2000, and has made available to Proxim such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Western Multiplex may file subsequent to the date hereof) are referred to herein as the “Western Multiplex SEC Reports.” As of their respective dates, the Western Multiplex SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Western Multiplex SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing before the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Western Multiplex’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Western Multiplex SEC Reports (the “Western Multiplex Financials”), including any Western Multiplex SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Western Multiplex and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Western Multiplex contained in the Western Multiplex SEC Reports as of September 28, 2001 is hereinafter referred to as the “Western Multiplex Balance Sheet.” Except as disclosed in the Western Multiplex Financials, neither Western Multiplex nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Western Multiplex and its subsidiaries taken as a whole, except liabilities incurred since the date of the Western Multiplex Balance Sheet in the ordinary course of business consistent with past practices.

(c) Western Multiplex has heretofore furnished to Proxim a complete and correct copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be filed, to agreements, documents or other instruments that previously had been filed by Western Multiplex with the SEC pursuant to the Securities Act or the Exchange Act.

      3.6     Absence of Certain Changes or Events. Since the date of the Western Multiplex Balance Sheet, there has not been: (i) any Material Adverse Effect on Western Multiplex, (ii) any change by Western Multiplex in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iii) any revaluation by Western Multiplex of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

      3.7     Taxes.

(a) Western Multiplex and each of its subsidiaries have timely filed all Returns relating to Taxes required to be filed by Western Multiplex and each of its subsidiaries with any Tax authority, except such Returns that are not material to Western Multiplex. Such Returns are true and correct in all material respects and have been completed in accordance with applicable law. Western Multiplex and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

(b) Western Multiplex and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees (and timely paid over to the appropriate Taxing authority) all federal and state income taxes, Taxes pursuant to the FICA and FUTA, and other Taxes required to be withheld, except such Taxes that are not material to Western Multiplex.

(c) Neither Western Multiplex nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency or adjustment outstanding, proposed or assessed against Western Multiplex or any of its subsidiaries, nor has Western Multiplex or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(d) No audit or other examination of any material Return of Western Multiplex or any of its subsidiaries by any Tax authority is presently in progress, nor has Western Multiplex or any of its subsidiaries been notified in writing of any request for such an audit or other examination.

(e) As of September 28, 2001, neither Western Multiplex nor any of its subsidiaries has any liability for any material unpaid Taxes that has not been accrued for or reserved on the Western Multiplex Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise. Since September 28, 2001, neither Western Multiplex nor any of its subsidiaries has incurred any liability for any material Taxes other than in the ordinary course of business.

(f) There is no contract, agreement, plan or arrangement to which Western Multiplex or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Western Multiplex or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount in excess of $250,000 that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Western Multiplex is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(g) Neither Western Multiplex nor any of its subsidiaries (a) is party to or has any obligation under any Tax sharing, indemnity or allocation agreement or arrangement (b) has ever been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Western Multiplex) or (c) has any liability for the Taxes of any person (other than Western Multiplex or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(h) Neither Western Multiplex nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

      3.8     Western Multiplex Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

      “Western Multiplex Intellectual Property” shall mean any Intellectual Property that is owned or used by Western Multiplex in the conduct of its business, as currently conducted and currently proposed to be conducted.

      “Western Multiplex Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Western Multiplex or any of its subsidiaries.

(a) Except with respect to Western Multiplex Registered Intellectual Property that Western Multiplex intentionally abandoned and/or is no longer used by or intended to be used by Western Multiplex which exception shall include, without limitation, Western Multiplex Registered Intellectual Property acquired in its acquisitions of Ubiquity Communications, Schedule 3.8(a) lists all Registered Intellectual Property owned by, filed in the name of, or applied for, by Western Multiplex (the “Western Multiplex Registered Intellectual Property Rights”) and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any of Western Multiplex Registered Intellectual Property Rights.

(b) During the five (5)-year period immediately prior to the date hereof and, to the knowledge of Western Multiplex after reasonable inquiry, during any time prior to the five (5)-year period immediately preceding the date hereof, no Western Multiplex Intellectual Property or product or service that is owned by Western Multiplex or any of its subsidiaries is currently or was subject to any order, judgment, or decree brought against it that restricted in any manner the use, transfer, or licensing thereof by Western Multiplex or any of its subsidiaries in a manner that would reasonably be expected to have a Material Adverse Effect or that limits the ownership, the validity, use or enforceability of any Western Multiplex Intellectual Property that is owned by Western Multiplex in a manner that would reasonably be expected to have a Material Adverse Effect.

(c) Except with respect to Western Multiplex Registered Intellectual Property that Western Multiplex intentionally abandoned and/or is no longer used by or intended to be used by Western Multiplex which exception shall include, without limitation, Western Multiplex Registered Intellectual Property acquired in its acquisitions of Ubiquity Communications, each material item of Western Multiplex Registered Intellectual Property is valid and subsisting and, except as set forth in Schedule 3.8(c), all necessary registration, maintenance and renewal fees currently due in connection with such Western Multiplex Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Western Multiplex Registered Intellectual Property have been filed with the PTO or United States Copyright Office and other equivalent authorities in foreign jurisdictions, as the case may be, for the purposes of maintaining such Western Multiplex Registered Intellectual Property. There are no actions that must be taken by Western Multiplex within ninety (90) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights.

(d) Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses, Section 3.8(d) of the Western Multiplex Schedules lists all material contracts, licenses and agreements to which Western Multiplex and any of its subsidiaries is a party with respect to any material Western Multiplex Intellectual Property (“Western Multiplex Material IP Contracts”).

(e) Western Multiplex owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to use each material item of Western Multiplex Intellectual Property, free and clear of any lien or encumbrance; provided, however, that claims of infringement or misappropriation of Western Multiplex Intellectual Property shall not be deemed liens or encumbrances for the purpose of this Section 3.8(e).

(f) With respect to material Western Multiplex Intellectual Property owned by Western Multiplex that has been developed or created by a third party for Western Multiplex or any of its subsidiaries, Western Multiplex has a written agreement with such third party with respect thereto, whereby Western Multiplex has obtained ownership of all such material Western Multiplex

Intellectual Property as between Western Multiplex and the third party, and is the exclusive owner of all of that third party’s rights in such material Western Multiplex Intellectual Property.

(g) In the five (5) years prior to the date hereof, neither Western Multiplex nor any of its subsidiaries (i) has transferred ownership of any Intellectual Property that was material Western Multiplex Intellectual Property to any third party, or (ii) granted any exclusive license with respect to any Intellectual Property that is or was material Western Multiplex Intellectual Property owned by Western Multiplex, to any third party.

(h) To the knowledge of Western Multiplex after reasonable inquiry, all Western Multiplex Material IP Contracts are in full force and effect. Except as set forth in Schedule 3.8(h), to the knowledge of Western Multiplex after reasonable inquiry, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any Western Multiplex Material IP Contract. Western Multiplex and each of its subsidiaries is in material compliance with, and has not materially breached any term of any Western Multiplex Material IP Contract and, to the knowledge of Western Multiplex after reasonable inquiry, all other parties to such Western Multiplex Material IP Contracts are in compliance with, and have not materially breached any term of such Western Multiplex Material IP Contracts.

(i) Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Western Multiplex’s and each of its subsidiaries’ rights under such Western Multiplex Material IP Contracts (a) to the same extent Western Multiplex and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred, and (b) without the payment of any additional amounts or consideration other than the same amount of ongoing fees, royalties or payments which Western Multiplex or its subsidiaries would otherwise be required to pay.

(j) To the knowledge of Western Multiplex after reasonable inquiry, the products, services and the operation of the business of Western Multiplex and its subsidiaries as such business currently is conducted, including Western Multiplex’s and its subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Western Multiplex and its subsidiaries (including products currently under development) has not and does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party or, to the knowledge of Western Multiplex after reasonable inquiry, constitute unfair competition or trade practices under the laws of any jurisdiction.

(k) Neither Western Multiplex nor any of its subsidiaries has received notice from any third party alleging that the operation of the business of Western Multiplex or any of its subsidiaries or any act, product or service of Western Multiplex or any of its subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction in a manner that would reasonably be expected to have a Material Adverse Effect.

(l) Western Multiplex and each of its subsidiaries has taken reasonable steps to protect Western Multiplex’s and its subsidiaries’ rights in all confidential information and trade secrets of Western Multiplex, and of third parties provided to Western Multiplex or any of its subsidiaries, and, without limiting the foregoing, each of Western Multiplex and its subsidiaries has and enforces a practice requiring each employee to execute a proprietary information/ confidentiality agreement substantially in the form provided to Proxim. All employees who worked for Western Multiplex since November 1, 1999 have (i) executed invention assignment agreements sufficient to irrevocably transfer all rights in any Intellectual Property developed by such employees to Western Multiplex; and (ii) executed proprietary/ confidential information agreements pursuant to which they agreed to maintain as confidential all Western Multiplex proprietary information. Except as set forth in Schedule 3.8(l), all employees who are listed as inventors on any Patents (including applications and provisionals) that are Western Multiplex Registered Intellectual Property have signed invention assignment agreements sufficient to irrevocably transfer all such employee’s rights in any such Western Multiplex Patents to Western Multiplex. Western Multiplex has no knowledge or notice of any adverse claim of ownership of any Western Multiplex Intellectual Property that is owned by Western Multiplex by any past employee of Western Multiplex and, to the knowledge of Western Multiplex, there is no valid basis for any such claim.

(m) After the Western Multiplex Spin-Out, Western Multiplex owned or had a right to use all Intellectual Property that, at the time of the Western Multiplex Spin-Out, was used in and/or necessary to the conduct of the business of Western Multiplex as it was conducted at the time of the Western Multiplex Spin-Out and, to the Knowledge of Western Multiplex, at the time of the Western Multiplex Spin-Out, was material to the business of Western Multiplex as it was planned or contemplated to be conducted. For the purpose of this Section 3.8(m), “Western Multiplex Spin-Out” means the spin-out of Western Multiplex from Glenayre Corporation pursuant to the Acquisition Agreement by and among GTI Acquisition Corp., Glenayre Technologies, Inc., Western Multiplex, a California Corporation and Western Multiplex, a Delaware Corporation.

      3.9     Compliance; Permits; Restrictions.

(a) Neither Western Multiplex nor any of its subsidiaries nor the conduct of their respective businesses is, in any material respect, in conflict with, or in default or violation of, (i) any Legal Requirement applicable to Western Multiplex or any of its subsidiaries or by which its or any of their respective businesses or properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Western Multiplex or any of its subsidiaries is a party or by which Western Multiplex or any of its subsidiaries or its or any of their respective businesses or properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to the Knowledge of Western Multiplex, threatened against Western Multiplex or its subsidiaries, nor has any Governmental Entity indicated to Western Multiplex an intention to conduct the same. There is no material agreement, judgment, injunction, order or decree binding upon Western Multiplex or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Western Multiplex or any of its subsidiaries, any acquisition of material property by Western Multiplex or any of its subsidiaries or the conduct of business by Western Multiplex as currently conducted.

(b) Western Multiplex and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to the operation of the business of Western Multiplex (collectively, the “Western Multiplex Permits”). Western Multiplex and its subsidiaries are in compliance in all material respects with the terms of the Western Multiplex Permits.

      3.10     Litigation. Except as set forth in Schedule 3.10, as of the date of this Agreement, there is no Action pending, or as to which Western Multiplex or any of its subsidiaries has received any notice of assertion nor, to Western Multiplex’s Knowledge, is there a threatened Action against Western Multiplex or any of its subsidiaries that reasonably would be likely to be material to Western Multiplex or any of its subsidiaries, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

      3.11     Brokers’ and Finders’ Fees. Except for fees payable to Credit Suisse First Boston pursuant to an engagement letter dated December 18, 2001, Western Multiplex has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

      3.12     Employee Benefit Plans.

(a) The employee compensation, severance, termination pay, deferred compensation, stock or stock-related awards, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of ERISA) covering any active employee, former employee, director or consultant of Western Multiplex, any subsidiary of Western

Multiplex or any trade or business (whether or not incorporated) that is an Affiliate, or with respect to which Western Multiplex has or may in the future have liability, are referred to herein as the “Western Multiplex Plans.” Western Multiplex Schedule 3.12(a) contains a complete and accurate list of each of the Western Multiplex Plans. Western Multiplex has provided to Proxim: (i) correct and complete copies of all documents embodying each Western Multiplex Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Western Multiplex Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Western Multiplex Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Western Multiplex Plan; (iv) all IRS determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Western Multiplex Plan; (vi) all COBRA forms and related notices and (vii) all discrimination tests for each Western Multiplex Plan for the most recent three (3) plan years.

(b) Each Western Multiplex Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including ERISA and the Code, that are applicable to such Western Multiplex Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Western Multiplex Plan activities) has been brought, or to the Knowledge of Western Multiplex is threatened, against or with respect to any such Western Multiplex Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of Western Multiplex, threatened by the IRS or the DOL with respect to any Western Multiplex Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Western Multiplex Plans have been timely made or accrued. Section 3.12(b) of the Western Multiplex Disclosure Letter includes a listing of the accrued vacation liability of Western Multiplex as of September 28, 2001. Any Western Multiplex Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. Western Multiplex does not have any plan or commitment to establish any new Western Multiplex Plan, to modify any Western Multiplex Plan (except to the extent required by law or to conform any such Western Multiplex Plan to the requirements of any applicable law, in each case as previously disclosed to Proxim in writing, or as required by this Agreement), or to enter into any new Western Multiplex Plan. Each Western Multiplex Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Proxim, Western Multiplex or any of its Affiliates (other than ordinary administration expenses).

(c) Neither Western Multiplex, any of its subsidiaries, nor any of their Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Western Multiplex contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in ERISA. Neither Western Multiplex nor any Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code. Neither Western Multiplex, any of its subsidiaries, nor any officer or director of Western Multiplex or any of its subsidiaries is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA, has occurred with respect to any Western Multiplex Plan.

(d) Neither Western Multiplex, any of its subsidiaries, nor any of their Affiliates has, before the Effective Time and in any material respect, violated any of the health continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the requirements of the Family Medical Leave Act of 1993, as amended, or any similar provisions of state law applicable to Western Multiplex employees. None of the Western Multiplex Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Western Multiplex nor any of its subsidiaries has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

(e) Neither Western Multiplex nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Western Multiplex or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the Knowledge of Western Multiplex, no campaign to establish such representation is in progress. There is no pending or, to the Knowledge of Western Multiplex, threatened labor dispute involving Western Multiplex or any of its subsidiaries and any group of its employees nor has Western Multiplex or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and Western Multiplex and its subsidiaries consider their relationships with their employees to be good. Western Multiplex (i) is in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its current or former employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to its current or former employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for its current and former employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Western Multiplex under any worker’s compensation policy or long-term disability policy.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment (including severance, unemployment compensation, golden parachute, forgiveness of indebtedness, bonus or otherwise) becoming due to any stockholder, director or employee of Western Multiplex or any of its subsidiaries under any Western Multiplex Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Western Multiplex Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(g) No payment or benefit which will or may be made by Western Multiplex or its Affiliates with respect to any employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Code Section 280G(B)(2).

      3.13     Absence of Liens and Encumbrances. Western Multiplex and each of its subsidiaries has good and valid title to, or, in the case of leased properties, including the Western Multiplex Leases, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Western Multiplex Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not be material to Western Multiplex.

      3.14     Environmental Matters.

(a) Hazardous Material. Except as reasonably would not be likely to result in a material liability to Western Multiplex, no underground storage tanks and no Hazardous Materials are present as a result of the actions of Western Multiplex, of its subsidiaries or any affiliate of Western Multiplex, or to the Knowledge of Western Multiplex, as a result of any actions of any third party, or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Western Multiplex or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities. Except as reasonably would not be likely to result in a material liability to Western Multiplex (in any individual case or in the aggregate), (i) neither Western Multiplex nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Western Multiplex nor any of its subsidiaries has engaged in Hazardous Materials Activities in violation of any law, rule, regulation, treaty or statute promulgated by any Governmental Entity in effect on or prior to or as of the Closing Date to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity or in a manner that would be likely to result in material liability to Western Multiplex.

(c) Permits. Except as reasonably would not be likely to result in a material liability to Western Multiplex, Western Multiplex and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Western Multiplex Environmental Permits”) necessary for the conduct of Western Multiplex’s and its subsidiaries’ Hazardous Material Activities and other businesses of Western Multiplex and its subsidiaries as such activities and businesses are currently being conducted.

(d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Western Multiplex’s Knowledge, threatened concerning any Western Multiplex Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Western Multiplex or any of its subsidiaries.

      3.15     Labor Matters. (i) There are no controversies pending or, to the Knowledge of each of Western Multiplex and its respective subsidiaries, threatened, between Western Multiplex or any of its subsidiaries and any of their respective employees or former employees; (ii) as of the date of this Agreement, neither Western Multiplex nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Western Multiplex or its subsidiaries nor does Western Multiplex or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, neither Western Multiplex nor any of its subsidiaries has any Knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Western Multiplex or any of its subsidiaries.

      3.16     Agreements, Contracts and Commitments. The following agreements, contracts or commitments with respect to which Western Multiplex or one of its subsidiaries is a party or is bound are referred to herein as the “Western Multiplex Contracts”:

(a) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Western Multiplex’s Board of Directors, other than those that are terminable by Western Multiplex or any of its subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation to Western Multiplex;

(b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

(d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Western Multiplex or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Western Multiplex or any of its subsidiaries after the date of this Agreement of assets in excess of $250,000 not in the ordinary course of business or pursuant to which Western Multiplex has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Western Multiplex’s subsidiaries;

(f) any dealer, distributor, joint marketing or development agreement currently in force under which Western Multiplex or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Western Multiplex or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Western Multiplex or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(g) any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Western Multiplex product or service or any material agreement, contract or commitment currently in force to sell or distribute any Western Multiplex products or service, including any Western Multiplex Material IP Contract, except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Proxim;

(h) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(i) any settlement agreement; provided that a Western Multiplex Contract shall not include any settlement agreement entered into more than five (5) years before the date of this Agreement; or

(j) any other agreement, contract or commitment (i) in connection with or pursuant to which Western Multiplex and its subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $250,000 during the current calendar year or during the next calendar year, (ii) the termination, expiration or loss of the counterparty’s performance of which could reasonably be expected to have a Material Adverse Effect on Western Multiplex or (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC rules).

      Neither Western Multiplex nor any of its subsidiaries, nor to Western Multiplex’s Knowledge any other party to a Western Multiplex Contract is in material breach, violation or default under, and neither Western Multiplex nor any of its subsidiaries has received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the Western Multiplex Contracts in such a manner as would permit any other party to cancel or terminate any such Western Multiplex Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

      3.17     Title to Western Multiplex Properties. Western Multiplex owns no real property nor has it ever owned any real property. All current Western Multiplex leases, subleases or other occupancy contracts or agreements and each amendment or other modification thereto (the “Western Multiplex Leases”) are in full force and effect and are valid and enforceable. Western Multiplex is not in breach of or in default under any of such current Western Multiplex Leases and no event or condition has occurred which could (with the giving of notice or the passage of time or both) constitute a breach of or default by Western Multiplex under any such current Western Multiplex Lease. To Western Multiplex’s Knowledge, no other party to any such current Western Multiplex Lease is in breach of or in default under any such current Western Multiplex Leases and no event or condition has occurred which could (with the giving of notice or the passage of time or both) constitute a breach of or default by Western Multiplex under any such current Western Multiplex Lease. No party other than Western Multiplex has the right to occupy any Western Multiplex real property currently leased or otherwise occupied by Western Multiplex.

      3.18     Statements; Joint Proxy Statement/ Prospectus. None of the information supplied or to be supplied by Western Multiplex for inclusion or incorporation by reference in (i) the Registration Statement will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the Joint Proxy Statement/ Prospectus shall not, on the date the Joint Proxy Statement/ Prospectus is first mailed to Western Multiplex’s stockholders and Proxim’s stockholders, at the time of the Western Multiplex Stockholders’ Meeting or the Proxim Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Western Multiplex Stockholders’ Meeting or the Proxim Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement/ Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time before the Effective Time, any event relating to Western Multiplex or any of its affiliates, officers or directors should be discovered by Western Multiplex which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/ Prospectus, Western Multiplex shall promptly inform Proxim. Notwithstanding the foregoing, Western Multiplex makes no representation or warranty with respect to any information supplied by Proxim that is contained in any of the foregoing documents.

      3.19     Board Approval. The Board of Directors of Western Multiplex (i) has determined that the Merger is advisable, consistent with and in furtherance of the long-term business strategy of Western Multiplex and fair to, and in the best interests of, Western Multiplex and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has approved and determined to recommend that the stockholders of Western Multiplex vote to approve the Share Issuance (collectively, the “Western Multiplex Board Recommendation,” and each of the Western Multiplex Board Recommendation and the Proxim Board Recommendation are hereinafter referred to, as applicable, a “Board Recommendation”).

      3.20     Opinion of Financial Advisor. The Board of Directors of Western Multiplex has received an opinion from Credit Suisse First Boston Corporation dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view to Western Multiplex, a signed copy of which opinion will be delivered to Proxim solely for informational purposes as promptly as practicable after receipt thereof by Western Multiplex.

      3.21     Vote Required. The affirmative vote of the holders of a majority of the shares of Western Multiplex Common Stock entitled to vote, present in person or proxy, on the Share Issuance is the only vote of the holders of any class or series of Western Multiplex’s capital stock necessary to approve this Agreement and the transactions contemplated hereby.

      3.22     State Takeover Statutes. The Board of Directors of Western Multiplex has approved this Agreement and the Western Multiplex Voting Agreement and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated hereby and thereby the restrictions contained in Section 203 of the Delaware Law, to the extent, if any, such restrictions would otherwise be applicable to the Merger and the other transactions contemplated by this Agreement and the Western Multiplex Voting Agreement. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this

Agreement, the Western Multiplex Voting Agreement or the transactions contemplated hereby and thereby.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

      4.1     Conduct of Business by Proxim. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Proxim (which for the purposes of this Article IV shall include Proxim and each of its subsidiaries) agrees, except (i) as specifically provided in this Agreement or Article IV of the Proxim Disclosure Letter or (ii) to the extent that Western Multiplex shall otherwise consent in writing (the provision of a response to any request for such a consent not be unreasonably delayed), to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In addition, except (x) as specifically provided in this Agreement or Article IV of the Proxim Disclosure Letter or (y) to the extent that Western Multiplex shall otherwise consent in writing (the provision of a response to any request for such a consent not be unreasonably delayed), Proxim shall not do any of the following and shall prevent its subsidiaries from doing any of the following:

(a) Accelerate, amend, modify or waive any stock repurchase rights; accelerate, amend or modify the period of exercisability or other material terms of options, warrants or restricted stock; reprice or exchange options or warrants granted under any employee, consultant or director stock plans or otherwise; or authorize cash payments in exchange for any options, warrants or restricted stock granted under any of such plans or otherwise;

(b) Enter into any material partnership arrangements, joint development agreements or strategic alliances;

(c) Grant any severance or termination pay (cash, equity or otherwise) to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in the Proxim Schedule, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(d) Cancel, terminate, extend, amend or modify in any material respect any intellectual property contract other than with respect to intellectual property contracts which are not Proxim Material IP Contracts in the ordinary course of business, or in connection with the intellectual property litigation (or threatened litigation) described in the Proxim Disclosure Letter or settlement of such litigation; provided, however, that any such action or settlement in connection with the disclosed intellectual property litigation (or threatened litigation) includes a general release in favor of Proxim (or its successor) and does not require a material royalty or lump sum payment by Proxim or material post-Closing obligation of Proxim (or its successor);

(e) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Proxim or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(g) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Proxim Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement and (ii) shares of Proxim Common Stock issuable to participants in Proxim’s 1993 Employee Stock Purchase Plan (the “Proxim Purchase Plan”) consistent with the terms thereof;

(h) Cause, permit or propose any amendments to any charter document or bylaw of Proxim (or similar governing instruments of any subsidiaries);

(i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of Proxim, other than in the ordinary course of business consistent with past practice;

(j) Sell, lease, license, encumber or otherwise dispose of, in whole or in part, any properties (including Intellectual Property) or assets except sales of inventory in the ordinary course of business consistent with past practice, and except for the sale, lease or disposition (other than through licensing, except for immaterial, non-exclusive licenses in the ordinary course of business) of property or assets that are not material, individually or in the aggregate, to the business of Proxim;

(k) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Proxim, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

(l) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration (cash, equity or otherwise) to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

(m) Make any individual or series of related payments outside of the ordinary course of business in excess of $250,000;

(n) Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Proxim or any of its subsidiaries is a party, or waive, delay the exercise of, release or assign any material rights or claims thereunder, in any case which would be material to Proxim;

(o) Materially modify any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of Proxim’s products or products licensed by Proxim;

(p) Revalue any of its assets or, except as required by GAAP, adopt or change any accounting methods, principles or practices;

(q) Enter into any closing agreement in respect of material Taxes, settle any claim or assessment in respect of any material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes;

(r) Incur or enter into any agreement or commitment in excess of $500,000 individually;

(s) Hire any employee with an annual compensation level in excess of $75,000;

(t) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of non-material amounts in the ordinary course of business;

(u) Modify or amend in any manner that is adverse to Proxim, or terminate, any material agreement or any confidentiality agreement entered into by Proxim or any subsidiary in the ordinary course of business, or release or waive any material rights for claims, or modify or amend in any manner adverse to Proxim, any confidentiality, standstill or similar agreements to which Proxim or any of its subsidiaries is a party;

(v) Make or change any material Tax election, change any method of accounting with respect to any material Tax or file any material amended Tax Return;

(w) Settle, compromise, commence or otherwise conduct or prosecute in any manner not previously disclosed to Western Multiplex, any material Action, arbitration, investigation, audit, controversy or similar dispute or proceeding, except in connection with the intellectual property litigation (or threatened litigation) described in the Proxim Disclosure Letter or Proxim SEC Documents; provided, however, that any such action or settlement in connection with the disclosed intellectual property litigation (or threatened litigation) include a general release in favor of Proxim (or its successor) and does not require a material royalty or lump sum payment by Proxim or material post-Closing obligation of Proxim (or its successor) to any third party; or

(x) Redeem the Proxim Rights or amend, waive any rights under or otherwise modify or terminate the Proxim Rights Plan in connection with an Acquisition Proposal; or

(y) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (x) above.

      4.2     Conduct of Business by Western Multiplex. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Western Multiplex (which for the purposes of this Article IV shall include Western Multiplex and each of its subsidiaries) agrees, except (i) as specifically provided in this Agreement or Article IV of the Western Multiplex Disclosure Letter or (ii) to the extent that Proxim shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. In addition, except (x) as specifically provided in this Agreement or Article IV of the Western Multiplex Disclosure Letter or (y) to the extent that Proxim shall otherwise consent in writing (the provision of a response to any request for such consent not to be unreasonably delayed), Western Multiplex shall not do any of the following and shall prevent its subsidiaries from doing any of the following:

(a) Accelerate, amend, modify or waive any stock repurchase rights; accelerate, amend or modify the period of exercisability or other material terms of options, warrants or restricted stock; reprice or exchange options or warrants granted under any employee, consultant or director stock plans or otherwise; or authorize cash payments in exchange for any options, warrants or restricted stock granted under any of such plans or otherwise;

(b) Enter into any material partnership arrangements, joint development agreements or strategic alliances;

(c) Grant any severance or termination pay (cash, equity or otherwise) to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in the Western Multiplex Disclosure Letter, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(d) Cancel, terminate, extend, amend or modify in any material respect any intellectual property contract other than with respect to intellectual property contracts which are not Western Multiplex Material IP Contracts, in the ordinary course of business;

(e) Declare, set aside or pay any dividends on or make any other distributions (whether with cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Western Multiplex or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(g) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Western Multiplex Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement and (ii) shares of Western Multiplex Common Stock issuable to participants in Western Multiplex’s Employee Stock Purchase Plan consistent with the terms thereof;

(h) Cause, permit or propose any amendments to the Certificate of Incorporation or Bylaws of Western Multiplex;

(i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the business of Western Multiplex, other than in the ordinary course of business consistent with past practice;

(j) Sell, lease, license, encumber or otherwise dispose of any properties (including Intellectual Property) or assets except sales of inventory in the ordinary course of business consistent with past practice, except for the sale, lease or disposition (other than through licensing, except for immaterial, non-exclusive licenses in the ordinary course of business) of property or assets that are not material, individually or in the aggregate, to the business of Western Multiplex;

(k) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Western Multiplex, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

(l) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

(m) Make any individual or series of related payments outside of the ordinary course of business in excess of $250,000;

(n) Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Western Multiplex or any of its subsidiaries is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder, in any case which would be material to Western Multiplex;

(o) Materially modify any material contract, agreement or obligation relating to the distribution, sale, license or marketing by third parties of Western Multiplex’s products or products licensed by Western Multiplex;

(p) Revalue any of its assets or, except as required by GAAP, adopt or change any accounting methods, principles or practices;

(q) Enter into any closing agreement in respect of any material Taxes, settle any claim or assessment in respect of any material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes;

(r) Incur or enter into any agreement or commitment in excess of $500,000;

(s) Hire any employee with an annual compensation level in excess of $75,000;

(t) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in non-material amounts in the ordinary course of business;

(u) Modify or amend in any manner that is adverse to Western Multiplex, or terminate, any material agreement or any confidentiality agreement entered into by Western Multiplex or any subsidiary in the ordinary course of business, or release or waive any material rights for claims, or modify or amend in any manner adverse to Western Multiplex, any confidentiality, standstill or similar agreements to which Western Multiplex or any of its subsidiaries is a party;

(v) Make or change any material Tax election, change any method of accounting with respect to any material Tax or file any material amended Tax Return;

(w) Settle, compromise, commence or otherwise conduct or prosecute in any manner not previously disclosed to Proxim, any material Action, arbitration, investigation, audit, controversy or similar dispute or proceeding; or

(x) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (w) above.

ARTICLE V

ADDITIONAL AGREEMENTS

      5.1     Prospectus/ Proxy Statement; Registration Statement. As promptly as practicable after the execution of this Agreement, Western Multiplex and Proxim will prepare and file with the SEC the Prospectus/ Proxy Statement, and Western Multiplex will prepare and file with the SEC the Registration Statement in which the Prospectus/ Proxy Statement is to be included as a prospectus. Western Multiplex and Proxim will provide each other with any information which may be required in order to effectuate the preparation and filing of the Prospectus/ Proxy Statement and the Registration Statement pursuant to this Section 5.1. Each of Western Multiplex and Proxim will respond to any comments from the SEC, will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Western Multiplex and Proxim will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Prospectus/ Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Prospectus/ Proxy Statement, the Registration Statement, Western Multiplex or Proxim, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Western Multiplex and/or Proxim, such amendment or supplement. Each of Western Multiplex and Proxim shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Prospect/ Proxy Statement prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Each of Western Multiplex and Proxim will cause the Prospectus/ Proxy Statement to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

      5.2     Meetings of Stockholders; Board Recommendation.

(a) Meeting of Stockholders. Promptly after the date hereof, each of Western Multiplex and Proxim will take all action necessary or advisable in accordance with Delaware Law and its respective Certificate of Incorporation and Bylaws to call, hold and convene the Proxim Stockholders’ Meeting and the Western Multiplex Stockholders’ Meeting to consider, in the case of Western Multiplex, the Share Issuance, and in the case of Proxim, adoption of this Agreement, respectively (each, a “Stockholders’ Meeting”), to be held as promptly as practicable. Subject to Sections 5.3(d) and 7.1, Western Multiplex and Proxim will use their reasonable best efforts to solicit from the stockholders of Proxim and Western Multiplex proxies in favor of, in the case of Western Multiplex, the Share Issuance, and, in the case of Proxim, the adoption of this Agreement, and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of National Association of Securities Dealers, Inc. or Delaware Law to obtain such approvals, including, without limitation, engaging one or more nationally recognized proxy solicitation firms and information agents to assist in such solicitation. Notwithstanding anything to the contrary contained in this Agreement, Western Multiplex or Proxim, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/ Proxy Statement is provided to its respective stockholders in advance of the vote to be taken at such meeting or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Prospectus/ Proxy Statement) there are insufficient shares of common stock of Western Multiplex or Proxim, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Each of Western Multiplex and Proxim shall ensure that its respective Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by its in connection with the Stockholders’ Meeting are solicited in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of the Nasdaq and all other applicable Legal Requirements. Subject to Section 7.1(f), (g), (j) and (k), the obligation of Western Multiplex or Proxim, as the case may be, to call, give notice of, convene and hold its Stockholders’ Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (as defined in Section 5.3(h)) with respect to it, or by any withdrawal, amendment or modification of the recommendation of its Board of Directors with respect to the Merger and/or this Agreement.

(b) Board Recommendation. Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of each of Western Multiplex and Proxim shall make the applicable Board Recommendation to their stockholders, (ii) the Prospectus/ Proxy Statement shall include a statement to the effect that the Board of Directors of each of Western Multiplex and Proxim has made the applicable Board Recommendation and (iii) neither the Board of Directors of Western Multiplex or Proxim nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the applicable Board Recommendation.

      5.3     Acquisition Proposals.

(a) No Solicitation. Each of Western Multiplex and Proxim agrees that neither it nor any of its subsidiaries nor any of the officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) of it or its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its subsidiaries’ employees and other agents not to (and shall not authorize any of them to) directly or indirectly, (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal with respect to itself, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to itself, (iii) engage in discussions with any Person with respect to any Acquisition Proposal with respect to itself, except as to the existence of the terms contained in this Section 5.3(a), (iv) approve, endorse or recommend any Acquisition Proposal with respect to itself (except to the extent specifically permitted pursuant to Section 5.3(d)) or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to itself. Each of Western Multiplex and Proxim and their respective subsidiaries, and any of the officers, directors and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) shall, and shall use its reasonable best efforts to cause its and its subsidiaries’ employees and other agents to, immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable (but in any event within one business day) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, Western Multiplex or Proxim, as the case may be, shall provide the other party hereto with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The recipient of the Acquisition Proposal, request or inquiry shall keep the other party hereto informed as promptly as practicable in all material respects of the status and details (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and any discussions or negotiations it is having with the party making the Acquisition Proposal, request or inquiry, and shall promptly provide to the other party hereto a copy of all written and electronic materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(ii) Western Multiplex or Proxim, as the case may be, shall provide the other party hereto with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that Western Multiplex or Proxim, as the case may be, receives an unsolicited, bona fide written Acquisition Proposal with respect to itself from a third party that its Board of Directors has in good faith concluded (following consultation with its outside legal counsel and its financial advisor) is a Superior Offer (as defined in Section 5.3(h)), it may then take the following actions (but only if and to the extent that its Board of Directors concludes in good faith, following consultation with its outside legal counsel, that its fiduciary obligations under applicable law require it to do so):

(i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (i) (A) concurrently with furnishing any such nonpublic information to such party, its gives the other party hereto written notice of its intention to furnish nonpublic information and (B) it receives from the third party an executed confidentiality agreement, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.4), and (ii) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished); and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that three (3) business days prior to entering into negotiations with such third party, it gives the other party hereto written notice of the its intention to enter into negotiations with such third party.

(d) Changes of Recommendation. Notwithstanding anything to the contrary contained in this Agreement, in response to the receipt of a Superior Offer, the Board of Directors of Western Multiplex or Proxim, as the case may be, may withhold, withdraw, amend or modify its recommendation in favor of the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (v) are met:

(i) A Superior Offer with respect to it has been made and has not been withdrawn;

(ii) Its Stockholders’ Meeting has not occurred or the requisite vote of its stockholders to adopt this Agreement or to approve the Share Issuance, as the case may be, has not been obtained;

(iii) It shall have (A) provided to the other party hereto written notice which shall state expressly (1) that it has received a Superior Offer, (2) the material terms and conditions of any Superior Offer it has received and the identity of the Person or group making the Superior Offer, (3) that it intends to effect a Change of Recommendation and the manner in which it intends to do so (B) provided to the other party hereto a copy of all written and electronic materials delivered to the Person or group making any Superior Offer it has received, and (C) made available to the other party hereto all materials and information made available to the Person or group making any Superior Offer it has received;

(iv) Its Board of Directors has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the Change of Recommendation is required in order for the Board of Directors to comply with its fiduciary obligations to its stockholders under applicable law; and

(v) It shall not have breached any of the provisions set forth in Section 5.2 or this Section 5.3 in connection with each Superior Offer.

(e) Termination following Receipt of a Superior Offer and a Change of Recommendation. If a Superior Offer has been received by Proxim or Western Multiplex, as the case may be, then subject to Section 5.3(d) and, with respect to Proxim, Section 7.1(j), or, with respect to Western Multiplex, Section 7.1(k), Proxim or Western Multiplex, as the case may be, may terminate this Agreement pursuant to Section 7.1(j) or 7.1(k), respectively (and concurrently with or after such termination, if it so chooses, the Board of Directors of Proxim or Western Multiplex, as the case may be, may cause Proxim or Western Multiplex to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement, but only after the third business day following receipt by

Western Multiplex or Proxim, as the case may be, of written notice advising Western Multiplex or Proxim, as the case may be, that Proxim or Western Multiplex is prepared to accept a Superior Offer.

(f) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Subject to Section 7.1, nothing contained in this Agreement shall limit the obligation of Western Multiplex or Proxim to call, hold and convene its respective Stockholders’ Meeting (regardless of whether its Board of Directors has effected a Change of Recommendation) in accordance with Section 5.2. Neither Western Multiplex nor Proxim shall submit to the vote of its respective stockholders any Acquisition Proposal, or propose to do so.

(g) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit either party or its respective Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be subject to the terms of Section 5.3(c) of this Agreement. Without limiting the foregoing proviso, neither party shall effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).

(h) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal,” with respect to a party, shall mean any offer or proposal with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its material subsidiaries, or any purchase or sale of 15% or more of the consolidated assets (including without limitation stock of its subsidiaries) of such party and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of such party that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning or acquiring securities representing 15% or more of the total voting power of such party (or of the surviving parent entity in such transaction) or any of its material subsidiaries.

(ii) “Superior Offer,” with respect to a party, shall mean an unsolicited, bona fide written Acquisition Proposal made by a third party on terms that the Board of Directors of such party has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated, it being understood and agreed that the inclusion of a due diligence condition in an Acquisition Proposal shall not in and of itself preclude such Acquisition Proposal from being a Superior Offer for the purposes of Section 5.3(c) hereof. For the purposes of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(h)(i), except that references to “15%” therein shall be deemed to be references to “40%”.

      5.4     Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality. The parties acknowledge that Proxim and Western Multiplex have previously executed a confidentiality agreement dated May 21, 2001 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) Access to Information. Each of Proxim and Western Multiplex will afford the other and the other’s accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as such other party may reasonably request; provided, however, that any party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information. Any information provided pursuant to this Section 5.4(b) shall be subject to the Confidentiality Agreement.

(c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

      5.5     Public Disclosure. Without limiting any other provision of this Agreement, Western Multiplex and Proxim will consult with each other and agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law or any listing agreement with the Nasdaq or any other applicable national securities exchange (in which case Western Multiplex and Proxim will first consult with the other party to the extent reasonably practicable). The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

      5.6     Regulatory Filings; Reasonable Efforts.

(a) Regulatory Filings. Each of Western Multiplex and Proxim shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Western Multiplex and Proxim shall make all filings reasonably determined by the parties to be required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including, without limitation, (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other comparable filing that will materially impair the ability of the parties to close, (iii) other comparable pre-merger filings pursuant to the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto and (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Western Multiplex and Proxim will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.4(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Western Multiplex and Proxim each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of Proxim and Western Multiplex shall consult with the other prior to taking a position with respect to any such filing, shall consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, Proxim papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), coordinate with the other in preparing and exchanging such information and promptly provide the other with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, provided that with respect to any such filing, presentation or submission, each of Western Multiplex and Proxim need not supply the other with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.

(c) Notification. Each of Western Multiplex and Proxim will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Western Multiplex or Proxim, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Best Efforts. Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of such reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Proxim and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

(e) Limitation on Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Western Multiplex or Proxim or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Proxim shall not take or agree to take any action identified in the immediately preceding sentence without the prior written consent of Western Multiplex.

      5.7     Notification of Certain Matters.

(a) By Proxim. Proxim shall give prompt notice to Western Multiplex when and if Proxim becomes aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or that it has failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

(b) By Western Multiplex. Western Multiplex shall give prompt notice to Proxim when and if Western Multiplex becomes aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or that it has failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

      5.8     Third-Party Consents. As soon as practicable following the date hereof, Western Multiplex and Proxim will each use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

      5.9     Stock Options and Employee Benefits.

(a) Assumption of Stock Options. The parties hereto shall take all requisite action so that, at the Effective Time, each then outstanding Proxim Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Western Multiplex. Each Proxim Option so assumed by Western Multiplex under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Proxim Stock Option Plan (and any applicable stock option agreement for such Proxim Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Proxim Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Western Multiplex Common Stock equal to the product of the number of shares of Proxim Common Stock that were issuable upon exercise of such Proxim Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Western Multiplex Common Stock and (ii) the per share exercise price for the shares of Western Multiplex Common Stock issuable upon exercise of such assumed Proxim Option will be equal to the quotient determined by dividing the exercise price per share of Proxim Common Stock at which such Proxim Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Proxim Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time. As soon as reasonably practicable following the Closing Date, Western Multiplex will issue to each person who holds an assumed Proxim Option a document evidencing the foregoing assumption of such Proxim Option by Western Multiplex.

(b) Incentive Stock Options. It is intended that Proxim Options assumed by Western Multiplex shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Proxim Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.9 shall be applied consistent with such intent.

(c) Proxim Purchase Plan. The parties hereto shall take all requisite action so that, as of the Effective Time, the Proxim Purchase Plan shall be terminated. The rights of participants in the Proxim Purchase Plan with respect to any offering period then underway under the Proxim Purchase Plan shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the Proxim Purchase Plan. Prior to the effective time, Proxim shall take all actions (including, if appropriate, amending the terms of the Proxim Purchase Plan) that are necessary to give effect to the transactions contemplated by this Section 5.9(c). Western Multiplex shall permit Proxim employees to participate in the Western Multiplex Purchase Plan no later than the later of ten (10) days and the beginning of the first complete pay period following the Closing Date, and Western Multiplex shall take all actions (including, if appropriate, amending the terms of the Western Multiplex Corporation Employee Stock Purchase Plan (the “Western Multiplex Purchase Plan”) as necessary to effectuate the participation of Proxim employees in the Western Multiplex Purchase Plan.

(d) Change of Control Severance Agreements. Each of Proxim and Western Multiplex acknowledge that the consummation of the Merger shall constitute a “Change of Control” with respect to Proxim, as defined in and with respect to the Change of Control Severance Agreements between Proxim and each of David C. King, Keith E. Glover, Kevin J. Negus, Kurt F. Bauer, Bradley A. Kolb, Russell R. Reynolds and David Koberstein dated as of June 18, 1998, June 18, 1998, October 5, 1998, October 18, 1999, October 15, 2001, October 15, 2001, and January 15, 2002, respectively.

      5.10     Form S-8. Western Multiplex agrees to file a registration statement on Form S-8 for the shares of Western Multiplex Common Stock issuable with respect to assumed Proxim Options to the extent Form S-8 is available as soon as is reasonably practicable after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

      5.11     Indemnification.

(a) Indemnity. From and after the Effective Time, Western Multiplex will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Proxim pursuant to any indemnification agreements between Proxim and its directors and officers immediately prior to the Effective Time (the “Indemnified Parties”), subject to applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Proxim, unless such modification is required by law.

(b) Insurance. For a period of six years after the Effective Time, the Surviving Corporation will cause to be maintained in directors’ and officers’ liability insurance maintained by Proxim covering those persons who are currently covered by Proxim’s directors’ and officers’ liability insurance policy on terms comparable to those applicable to the current directors and officers of Proxim for a period of six (6) years; provided, however, that in no event will the Surviving Corporation be required to expend in excess of two hundred percent (200%) of the annual premium currently paid by Proxim for such coverage (and to the extent annual premium would exceed two hundred percent (200%) of the annual premium currently paid by Proxim for such coverage, the Surviving Corporation shall maintain the maximum amount of coverage as is available for such two hundred percent (200%) of such annual premium).

(c) Third-Party Beneficiaries. This Section 5.11 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of the Surviving Corporation honor the indemnification obligations set forth in this Section 5.11.

      5.12     Board of Directors and Executive Officers of Western Multiplex; Name Change.

(a) Board of Directors. The Board of Directors of Western Multiplex will take all actions necessary such that effective as of the Effective Time, three (3) directors of Proxim reasonably acceptable to Western Multiplex, including David C. King, shall become members of the Board of Directors of Western Multiplex (the “Proxim Designated Directors”) and that three (3) directors of Western Multiplex including Jonathan N. Zakin, shall remain on the Board of Directors of Western Multiplex (the “Western Multiplex Designated Directors”) and that a seventh director reasonably acceptable to each of the Proxim Designated Directors and the Western Multiplex Designated Directors shall become a member of the Board of Directors of Western Multiplex. The Board of Directors of Western Multiplex will take all actions necessary to ensure that each of the three classes of directors of the Board of Directors of Western Multiplex consists of one of the Proxim Designated Directors and one of the Western Multiplex Designated Directors.

(b) Executive Officers. The Board of Directors of Western Multiplex will take all actions necessary such that effective as of the Effective Time, Jonathan N. Zakin shall be Chairman of the Board and Chief Executive Officer, David C. King shall be President and Chief Operating Officer, Keith E. Glover shall be Executive Vice President and Chief Financial Officer and Amir Zoufonoun shall be Executive Vice President, Technology and Co-Chief Technology Officer, each to hold office from and after the Effective Time until their respective successors are duly appointed and qualified in the manner provided in the bylaws of Western Multiplex or as otherwise provided by law or their earlier resignation or removal.

(c) Name Change. Immediately following the Effective Time, Western Multiplex shall change its corporate name to “Proxim.”

      5.13     Nasdaq Listing. Prior to the Effective Time, Western Multiplex agrees to use commercially reasonable efforts to authorize for listing on Nasdaq National Market the shares of Western Multiplex Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

      5.14     Proxim Affiliates; Restrictive Legend. Proxim will use all reasonable efforts to deliver or cause to be delivered to Western Multiplex, as promptly as practicable on or following the date hereof (but in any event within ten (10) days), from each person who may reasonably be deemed to be an affiliate of Proxim for purposes of Rule 145 promulgated under the Securities Act (a “Proxim Affiliate”) an executed affiliate agreement in the form attached hereto as Exhibit D (the “Proxim Affiliate Agreement”), each of which will be in full force and effect as of the Effective Time. Western Multiplex will be entitled to place appropriate legends on the certificates evidencing any Western Multiplex Common Stock to be received by a Proxim Affiliate pursuant to the terms of this Agreement and to issue appropriate stop transfer instructions to the transfer agent for the Western Multiplex Common Stock, consistent with the terms of the Proxim Affiliate Agreement.

      5.15     Treatment as Reorganization. Neither Western Multiplex nor Proxim will, nor will they permit any of their respective subsidiaries to, take any action prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

      5.16     Section 16 Matters. Prior to the Effective Time, the Board of Directors of each of Western Multiplex and Proxim shall adopt a resolution consistent with the interpretative guidance of the SEC so that (i) the assumption of Proxim Options held by Proxim Insiders (as defined below) pursuant to this Agreement, and (ii) the receipt by Proxim Insiders of Western Multiplex Common Stock in exchange for Proxim Common Stock pursuant to the Merger, shall be an exempt transaction for purposes of Section 16 of the Exchange Act by any officer or director of Proxim who may become a covered person for purposes of Section 16 of the Exchange Act (a “Proxim Insider”).

      5.17     Assumption of Agreements. Prior to the Effective Time, in order to facilitate the assignment to Western Multiplex of (a) the Siemens to Proxim Technology License Agreement entered into as of September 21, 2000 by and between Proxim and Siemens Aktiengesellschaft (“Siemens”) (the “Siemens Technology License Agreement”) and (b) the Original Equipment Manufacturer Volume Sales Agreement entered into as of July 23, 2001 by and between Proxim and Atheros Communications Inc. (“Atheros”) (the “Atheros OEM Agreement”), Western Multiplex agrees to accept in writing, in form and substance reasonably satisfactory to Siemens or Atheros, as the case may be, Proxim’s rights and obligations under (A) the following agreements entered into by and between Proxim and Siemens: the Siemens Technology License Agreement; the Proxim to Siemens Technology License and Manufacturing Rights Agreement entered into as of September 21, 2000; the Asset Purchase Agreement entered into as of September 27, 2000; and the Amended and Restated Development Agreement entered into as of September 23, 2000 and (B) the Atheros OEM Agreement; provided, however, that nothing herein shall be deemed an admission or acknowledgement by Proxim or Western Multiplex that any such consent is required in connection with or as a result of the Merger or execution of this Agreement under the Siemens Technology License Agreement or the Atheros OEM Agreement.

      5.18     Bylaws of Proxim. Prior to the Effective Time, the Board of Directors of Proxim shall take all actions necessary so that, at the Effective Time, the Bylaws of Proxim shall be amended in their entirety to be identical to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with Delaware Law as provided by in such Bylaws.

      5.19     Directors and Officers of the Surviving Corporation. Prior to the Effective Time, the Board of Directors of Proxim shall take all actions necessary so that, at the Effective Time, (i) the initial board of directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified and (ii) the initial officers of the Surviving Corporation shall be the officers of Proxim immediately prior to the Effective Time, until their respective successors are duly appointed.

ARTICLE VI

CONDITIONS TO THE MERGER

      6.1     Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived in writing by both of Proxim and Western Multiplex:

(a) Stockholder Approval. Each of the Proxim Stockholder Approval and the Western Multiplex Stockholder Approval shall have been obtained.

(b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) Registration Statement Effective; Prospectus/ Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Prospectus/ Proxy Statement, shall have been initiated or threatened in writing by the SEC.

(d) HSR Act. The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early. Satisfaction of all other material foreign antitrust requirements reasonably determined to apply prior to the Closing in connection with the transaction contemplated hereby shall have been obtained.

(e) No Governmental Restriction. There shall not be any pending or threatened suit or action asserted by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or (ii) seeking to impose on Western Multiplex or Proxim or any subsidiary or affiliate thereof any divestiture of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

(f) Tax Opinions. Western Multiplex and Proxim shall each have received written opinions from their respective counsel (Simpson Thacher & Bartlett and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

(g) Nasdaq Listing. The shares of Western Multiplex Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

      6.2     Additional Conditions to Obligations of Proxim. The obligation of Proxim to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Proxim:

(a) Representations and Warranties. The representations and warranties of Western Multiplex set forth in this Agreement (i) that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time (except to the extent such representations and warranties shall refer to a specific date, in which case such representations and warranties shall have been so true and correct as of such date) with the same force and effect as if then made, (ii) contained in Section 3.2 shall be true and correct in all material respects as of the date of this Agreement and as of immediately prior to the Effective Time, and (iii) the other representations and warranties of Western Multiplex set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct in all respects the date of this Agreement and immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date) with the same force and effect as if then made, except that this clause (iii) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” set forth therein), taken together, have not had a Material Adverse Effect on Western Multiplex; and Proxim shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Western Multiplex to such effect.

(b) Agreements and Covenants. Western Multiplex shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Proxim shall have received a certificate to such effect signed on behalf of Western Multiplex by the President and the Chief Financial Officer of Western Multiplex.

(c) Employment Agreement. The Employment Agreement by and between Western Multiplex and David C. King shall not have been revoked or otherwise terminated by Western Multiplex as of the Effective Time.

      6.3     Additional Conditions to the Obligations of Western Multiplex. The obligations of Western Multiplex to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Western Multiplex:

(a) Representations and Warranties. The representations and warranties of Proxim set forth in this Agreement (i) that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time (except to the extent such representations and warranties shall refer to a specific date, in which case such representations and warranties shall have been so true and correct as of such date) with the same force and effect as if then made, (ii) contained in Section 2.2 shall be true and correct in all material respects as of the date of this Agreement and as of immediately prior to the Effective Time, and (iii) the other representations and warranties of Proxim set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date) with the same force and effect as if then made, except that this clause (iii) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct (without giving any effect to any limitation as to “materiality” set forth therein), taken together, have not had a Material Adverse Effect on Proxim; and Western Multiplex shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Proxim to such effect.

(b) Agreements and Covenants. Proxim shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Western Multiplex shall have received a certificate to such effect signed on behalf of Proxim by the President and the Chief Financial Officer of Proxim.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

      7.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of Proxim or Western Multiplex:

(a) by mutual written consent duly authorized by the Boards of Directors of Western Multiplex and Proxim;

(b) by either Proxim or Western Multiplex if the Merger shall not have been consummated by July 31, 2002 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Proxim or Western Multiplex if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either Proxim or Western Multiplex if the required approval of the stockholders of Western Multiplex contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Western Multiplex stockholders duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Western Multiplex where the failure to obtain Western Multiplex stockholder approval shall have been caused by the action or failure to act of Western Multiplex and such action or failure to act constitutes a material breach by Western Multiplex of this Agreement;

(e) by either Proxim or Western Multiplex if the required approval of the stockholders of Proxim contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Proxim stockholders duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Proxim where the failure to obtain Proxim stockholder approval shall have been caused by the action or failure to act of Proxim and such action or failure to act constitutes a material breach by Proxim of this Agreement;

(f) by Western Multiplex at any time prior to the adoption of this Agreement by the required vote of the stockholders of Proxim if a Triggering Event (as defined below in this Section 7.1) with respect to Proxim shall have occurred.

(g) by Proxim at any time prior to the approval of Share Issuance by the required vote of the stockholders of Western Multiplex if a Triggering Event with respect to Western Multiplex shall have occurred.

(h) by Proxim, upon a breach of any representation, warranty, covenant or agreement on the part of Western Multiplex set forth in this Agreement, or if any representation or warranty of Western Multiplex shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Western Multiplex’s representations and warranties or breach by Western Multiplex is curable by Western Multiplex prior to the End Date through the exercise of reasonable best efforts, then Proxim may not terminate this Agreement under this Section 7.1(h) prior to the End Date, provided that Western Multiplex continues to exercise its reasonable best efforts to cure such inaccuracy or breach (it being understood that Proxim may not terminate this Agreement pursuant to this paragraph (h) if such breach by Western Multiplex is cured); and

(i) by Western Multiplex, upon a breach of any representation, warranty, covenant or agreement on the part of Proxim set forth in this Agreement, or if any representation or warranty of Proxim shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Proxim’s representations and warranties or breach by Proxim is curable by Proxim prior to the End Date through the exercise of reasonable best efforts, then Western Multiplex may not terminate this Agreement under this Section 7.1(i) prior to the End Date, provided that Proxim continues to exercise its reasonable best efforts to cure such inaccuracy or breach (it being understood that Western Multiplex may not terminate this Agreement pursuant to this paragraph (i) if such breach by Proxim is cured);

(j) by Proxim in accordance with Section 5.3(e) at any time prior to the adoption of this Agreement by the required vote of the stockholders of Proxim, provided that Proxim has complied with the provisions of Section 5.3 in connection with the receipt of the applicable Superior Offer; and provided further that any such termination will not be effective unless the Proxim Termination Fee pursuant to Section 7.3(b)(i) shall have been paid concurrently with or prior to such termination; or

(k) by Western Multiplex in accordance with Section 5.3(e) of this Agreement at any time prior to the approval of the Share Issuance by the required vote of the stockholders of Western Multiplex, provided that Western Multiplex has complied with the provisions of Section 5.3 in connection with the receipt of the applicable Superior Offer; provided further that any such termination will not be effective unless the Western Multiplex Termination Fee pursuant to Section 7.3(b)(ii) shall have been paid concurrently with or prior to such termination.

      For the purposes of this Agreement, a “Triggering Event,” with respect to a party hereto, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to the other party hereto its applicable Board Recommendation, or shall have resolved to do any of the same (ii) its Board of Directors fails to reaffirm (publicly, if so requested) its applicable Board Recommendation within ten (10) business days after the other party hereto requests in writing that such recommendation be reaffirmed after the public announcement of an Acquisition Proposal, (iii) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, or shall have resolved to do any of the same, (iv) its Board of Directors shall have failed to call, hold and convene its Stockholders’ Meeting in the manner contemplated by Section 5.2(a), (v) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with the other party hereto and it shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of such party recommends rejection of such tender or exchange offer or (vi) with respect to Proxim only, its Board of Directors shall have amended or resolved to amend the Proxim Rights Agreement in a manner so as to render it inapplicable to any Acquisition Proposal (other than the Merger).

      7.2     Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for fraud in connection with, or any willful breach of, this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

      7.3     Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Western Multiplex and Proxim shall share equally (i) all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Prospectus/ Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act or any other filing fee required by a Governmental Entity pursuant to Section 5.6(a).

(b) Payments.

(i) Payment by Proxim. In the event that this Agreement is terminated by Western Multiplex or Proxim, as applicable, pursuant to Sections 7.1(b), (e), (f) or (j), or pursuant to Section 7.1(i) as the result of a breach of covenant by Proxim subsequent to the receipt of an Acquisition Proposal with respect to Proxim, Proxim shall promptly, but in no event later than two (2) days after the date of such termination, pay Western Multiplex a fee equal to Nine Million Five Hundred Thousand dollars ($9,500,000) in immediately available funds (the “Proxim Termination Fee”); provided, that in the case of termination under Section 7.1(b), 7.1(e) or 7.1(i) (as a result of a breach of a covenant by Proxim subsequent to the receipt of an Acquisition Proposal with respect to Proxim), (A) such payment shall be made only if following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to Proxim and (1) within nine (9) months following the termination of this Agreement an Acquisition (as defined in Section 7.3(b)(vi)) of Proxim is consummated or (2) within nine (9) months following the termination of this Agreement Proxim enters into an agreement providing for an Acquisition of Proxim and such Acquisition of Proxim is subsequently consummated and (B) such payment shall be made prior to and as a condition of the consummation of such Acquisition of Proxim.

(ii) Payment by Western Multiplex. In the event that this Agreement is terminated by Western Multiplex or Proxim, as applicable, pursuant to Sections 7.1(b), (d), (g) or (k), or pursuant to Section 7.1(h) upon the breach of a covenant by Western Multiplex subsequent to the receipt of an Acquisition Proposal with respect to Western Multiplex, Western Multiplex shall promptly, but in no event later than two (2) days after the date of such termination, pay Proxim a fee equal to Nine Million Five Hundred Thousand dollars ($9,500,000) in immediately available funds (the “Western Multiplex Termination Fee”); provided, that in the case of termination under Section 7.1(b), 7.1(d) or 7.1(h) (as a result of a breach of a covenant by Western Multiplex subsequent to the receipt of an Acquisition Proposal with respect to Western Multiplex), (A) such payment shall be made only if following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to Western Multiplex and (1) within nine (9) months following the termination of this Agreement an Acquisition of Western Multiplex is consummated or (2) within nine (9) months following the termination of this Agreement Western Multiplex enters into an agreement providing for an Acquisition of Western Multiplex and such Acquisition of Western Multiplex is subsequently consummated and (B) such payment shall be made prior to and as a condition of the consummation of such Acquisition of Western Multiplex.

(iii) Expense Reimbursement by Proxim. In the event that this Agreement is terminated by Proxim or Western Multiplex, as applicable, pursuant to Section 7.1(e) in circumstances in which the Proxim Termination Fee is not and could not be payable to Western Multiplex pursuant to clause (i) above, Proxim shall promptly, but in no event later than two (2) days after receipt of a demand for reimbursement of certain reasonable actual, documented fees and expenses incurred by Western Multiplex in connection with this Agreement and the transactions contemplated hereby, reimburse Western Multiplex for such fees and expenses, up to a maximum of $1,500,000 in immediately available funds.

(iv) Expense Reimbursement by Western Multiplex. In the event this Agreement is terminated by Proxim or Western Multiplex, as applicable, pursuant to Section 7.1(d) in circumstances in which the Western Multiplex Termination Fee is not and could not be payable to Proxim pursuant to clause (ii) above, Western Multiplex shall promptly, but in no event later than two (2) days after receipt of a demand for reimbursement of certain reasonable actual, documented fees and expenses incurred by Proxim in connection with this Agreement and the transactions contemplated hereby, reimburse Proxim for such fees and expenses, up to a maximum of $1,500,000 in immediately available funds.

(v) Interest and Costs; Other Remedies. Each of Western Multiplex and Proxim acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party hereto would not enter into this Agreement; accordingly, if Western Multiplex or Proxim, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3(b), the party so failing to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(vi) Certain Definitions. For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to a party hereto, shall mean, other than the transactions contemplated by this Agreement, an Acquisition Proposal, provided, that for the purpose of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(h)(i), except that references to “15%” therein shall be deemed to be references to “40%.”

      7.4     Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Western Multiplex and Proxim, provided, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval. This Agreement may be not amended except by execution of an instrument in writing signed on behalf of each of Western Multiplex and Proxim.

      7.5     Extension; Waiver. At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

      8.1     Non-Survival of Representations and Warranties. The representations and warranties of Proxim and Western Multiplex contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

      8.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Western Multiplex or Merger Sub, to:

Western Multiplex Corporation
1196 Borregas Avenue
Sunnyvale, CA 94089
Attention: Chief Executive Officer
Fax No.: (408) 542-5300

with copies to:

Simpson Thacher & Bartlett
10 Universal City Plaza, Suite 1850
Los Angeles, California 91608
Attention: Daniel Clivner
Fax No.: (818) 755-7009

(b)	if to Proxim, to:

Proxim, Inc.
510 DeGuigne Drive
Sunnyvale, CA 94085
Attention: Chief Executive Officer
Fax No.: (408) 731-3670

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Robert G. Day
Fax No.: (650) 493-6811

and

Wilson Sonsini Goodrich & Rosati, Professional Corporation
One Market
Spear Tower, Suite 3300
San Francisco, CA 94105
Attention: Steve L. Camahort
Fax: (415) 947-2099

      8.3     Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its subsidiaries, taken as a whole. An exception or disclosure made in the Proxim Disclosure Letter with regard to a representation of Proxim, or in the Western Multiplex Disclosure Letter with regard to a representation of Western Multiplex, shall be deemed made with respect to any other representation by such party to which such exception or disclosure is reasonably apparent.

(b) For purposes of this Agreement, the term “Knowledge” means, with respect to a party hereto, with respect to any matter in question, the actual knowledge of the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of such party.

(c) For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any fact, change, event, development, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, condition (financial or otherwise) or results of operations of such entity taken as a whole with its subsidiaries; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect on any entity: any Effect resulting from (A) general economic conditions or conditions generally affecting the wireless telecommunication industry, except in either case to the extent such party is materially disproportionately affected thereby, (B) the announcement or pendency of the Merger or (C) a change in the stock price or trading volume of such entity (or any failure of such entity to meet published revenue or earnings projections, provided that clause (C) shall not exclude any underlying Effect which may have caused such change in stock price or trading volume or failure to meet published revenue or earnings projections.

(d) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

      8.4     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      8.5     Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Proxim Disclosure Letter and the Western Multiplex Disclosure Letter, (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided in Section 5.11 following the Effective Time.

      8.6     Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

      8.7     Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      8.8     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

      8.9     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

      8.10     Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

      8.11     Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

WESTERN MULTIPLEX CORPORATION

By:	/s/ JONATHAN N. ZAKIN

Name: Jonathan N. Zakin
Title: Chairman & Chief Executive Officer

PROXIM, INC.

By:	/s/ DAVID C. KING

Name: David C. King
Title: Chairman, President & Chief Executive Officer

WALNUT-PINE MERGER CORP.

By:	/s/ JONATHAN N. ZAKIN

Name: Jonathan N. Zakin
Title: Chairman & Chief Executive Officer

ANNEX B

[Letterhead of Credit Suisse First Boston Corporation]

January 16, 2002

Board of Directors

Western Multiplex Corporation
1196 Borregas Avenue
Sunnyvale, California 94089

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to Western Multiplex Corporation (“Western”) of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Reorganization, dated as of January 16, 2002 (the “Agreement”), among Western, Walnut-Pine Merger Corp., a wholly owned subsidiary of Western (“Merger Sub”), and Proxim, Inc. (“Proxim”). The Agreement provides for, among other things, the merger of Merger Sub with and into Proxim (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.001 per share, of Proxim (“Proxim Common Stock”) will be converted into the right to receive 1.8896 (the “Exchange Ratio”) shares of Class A common stock, par value $0.01 per share, of Western (“Western Class A Common Stock”).

In arriving at our opinion, we have reviewed the Agreement and certain publicly available business and financial information relating to Western and Proxim. We also have reviewed certain other information relating to Western and Proxim, including publicly available financial forecasts with respect to Western and Proxim, provided to or discussed with us by Western and Proxim and have met with the managements of Western and Proxim to discuss the businesses and prospects of Western and Proxim. We have considered certain financial and stock market data of Western and Proxim, and we have compared those data with similar data for publicly held companies in businesses similar to those of Western and Proxim, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for Western and Proxim referred to above, we have reviewed and discussed such forecasts (including adjustments thereto) with the managements of Western and Proxim and have been advised, and have assumed, with your consent, that such forecasts (and adjustments) represent reasonable estimates and judgments as to the future financial performance of Western and Proxim. In addition, we have relied upon, without independent verification, the assessments of the managements of Western and Proxim as to (i) the existing and future technology and products of Western and Proxim and the risks associated with such technology and products, (ii) the potential cost savings and synergies (including the amount, timing and achievability thereof) and strategic benefits anticipated by the managements of Western and Proxim to result from the Merger, (iii) their ability to integrate the businesses of Western and Proxim and (IV) their ability to retain key employees of Western and Proxim. We have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on Western or Proxim or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Western or Proxim, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We

B-1

[Credit Suisse Logo]

Board of Directors

Western Multiplex Corporation
January 16, 2002

are not expressing any opinion as to what the value of Western Class A Common Stock actually will be when issued pursuant to the Merger or the prices at which Western Class A Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to Western, nor does it address the underlying business decision of Western to proceed with the Merger.

We have acted as financial advisor to Western in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon rendering this opinion. We and our affiliates in the past have provided, and may in the future provide, investment banking and financial services to Western unrelated to the proposed Merger, for which services we have received and would expect to receive compensation. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Western, Proxim and their respective affiliates for our own and such affiliates# accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Western in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Western.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

B-2

ANNEX C

[JPMORGAN H&Q LETTERHEAD]

January 16, 2002

The Board of Directors

Proxim, Inc.
510 Deguigne Drive
Sunnyvale, CA 94086

Members of the Board of Directors:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (together with the associated rights to purchase Series A Participating Preferred Stock of the Company pursuant to the Preferred Shares Rights Agreement between the Company and the First National Bank of Boston, entered into as of March 31, 1997, the “Company Common Stock”), of Proxim, Inc. (the “Company”) of the Exchange Ratio (as defined below), in the proposed merger (the “Merger”) of the Company with a wholly-owned subsidiary (“Merger Sub”) of Western Multiplex Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Reorganization (the “Agreement”), made and entered into as of January 16, 2002, among the Company, the Merger Partner and Forest Acquisition Corp., the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Merger Partner or Merger Sub, will be canceled and extinguished and automatically converted into the right to receive 1.8896 shares (the “Exchange Ratio”) of the Merger Partner’s common stock, par value $0.01 per share (the “Merger Partner Common Stock”).

      In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses prepared by the managements of the Company and the Merger Partner relating to their respective businesses, publicly available financial forecasts regarding the Company and the Merger Partner; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

      In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

      In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us we have assumed that they have been reasonably prepared based on

C-1

assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of our counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Merger. With your consent, we did not consider the outcome of any of the legal proceedings involving the Company with regards to violations of intellectual property rights.

      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock will trade at any future time.

      We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, no opinion is expressed whether any alternative transaction might produce consideration for the Company’s stockholders in an amount in excess of that contemplated in the Merger.

      We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the holders of the Company Common Stock.

      This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.

C-2

ANNEX D

[LETTERHEAD OF BROADVIEW INTERNATIONAL LLC]

January 16, 2002

CONFIDENTIAL

Board of Directors

Proxim, Inc.
510 DeGuigne Drive
Sunnyvale, CA 94085

Dear Members of the Board:

      We understand that Western Multiplex Corporation (“Western Multiplex”), Walnut-Pine Merger Corp., a wholly owned subsidiary of Western Multiplex (“Merger Sub”), and Proxim, Inc. (“Proxim”) propose to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which, through the merger of Merger Sub with and into Proxim (the “Merger”), each outstanding share of common stock of Proxim (“Proxim Common Stock”) will be converted into the right to receive 1.8896 (the “Exchange Ratio”) shares of Class A common stock of Western Multiplex (“Western Multiplex Common Stock”). The Merger is intended to qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). The terms and conditions of the above-described Merger are more fully detailed in the Agreement.

      You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to holders of Proxim Common Stock.

      Broadview International LLC (“Broadview”) focuses on providing merger and acquisition advisory services to information technology (“IT”), communications, and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications, and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Proxim’s Board of Directors and will receive a fee from Proxim for our services. We will also receive an additional fee if the Merger is consummated.

      In rendering our opinion, we have, among other things:

1.) reviewed the terms of the Agreement in the form of the draft furnished to us by Proxim’s legal counsel on January 14, 2002 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed as of the date of this opinion, except that, we have assumed with your permission that the Exchange Ratio is as defined above);

2.) reviewed Proxim’s annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein, and Proxim’s quarterly report on Form 10-Q for the period ended September 30, 2001, including the unaudited financial statements included therein;

3.) reviewed certain internal financial and operating information relating to Proxim, including certain financial information relating to the $30 million private placement announced November 27, 2001, prepared and furnished to us by Proxim management;

4.) participated in discussions with Proxim management and certain other representatives and advisors of Proxim concerning the operations, business strategy, financial performance, and prospects for Proxim;

5.) discussed with Proxim management its view of the strategic rationale for the Merger;

6.) reviewed the recently reported closing prices and trading activity for Proxim Common Stock;

7.) compared certain aspects of the financial performance of Proxim with public companies we deemed comparable;

8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

9.) reviewed recent equity research analyst reports covering Proxim, including the quarterly projections through December 31, 2002, prepared by UBS Warburg LLC dated October 24, 2001, and characterized as reasonable to Broadview by Proxim management;

10.) reviewed Western Multiplex’s annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein, and Western Multiplex’s quarterly report on Form 10-Q for the period ended September 28, 2001, including the unaudited financial statements included therein;

11.) reviewed certain internal financial and operating information relating to Western Multiplex, prepared and furnished to us by Western Multiplex management;

12.) participated in discussions with Western Multiplex management and certain other representatives and advisors of Western Multiplex concerning the operations, business strategy, financial performance, and prospects for Western Multiplex;

13.) discussed with Western Multiplex management its view of the strategic rationale for the Merger;

14.) reviewed the recently reported closing prices and trading activity for Western Multiplex Common Stock;

15.) compared certain aspects of the financial performance of Western Multiplex with public companies we deemed comparable;

16.) considered the total number of shares of Western Multiplex Common Stock outstanding and the average weekly trading volume of Western Multiplex Common Stock;

17.) reviewed recent equity research analyst reports covering Western Multiplex, including the quarterly projections through December 31, 2002, prepared by Lehman Brothers Inc. dated October 22, 2001, and characterized as reasonable to Broadview by Western Multiplex management;

18.) analyzed and discussed with Proxim and Western Multiplex management, respectively, the anticipated effect of the Merger on the future financial performance of the consolidated entity;

19.) assisted in negotiations and discussions related to the Merger among Proxim, Western Multiplex, and their respective financial and legal advisors; and

20.) conducted other financial studies, analyses, and investigations as we deemed appropriate for purposes of this opinion.

      In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to us by Proxim, Western Multiplex or Western Multiplex’s advisors. With respect to the financial projections examined by us that were contained in equity analyst reports and characterized as reasonable by Proxim and Western Multiplex, respectively, we have assumed that they were reasonably prepared and reflected the best available estimates as to the future performance of Proxim and Western Multiplex, respectively. We have neither made nor obtained an independent appraisal or valuation of any of Proxim’s assets.

      Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to holders of Proxim Common Stock.

      For purposes of this opinion, we have assumed that neither Proxim nor Western Multiplex is currently involved in any material transaction other than the Merger, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial, and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Western Multiplex Common Stock will trade at any time.

      This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Proxim in connection with its consideration of the Merger and does not constitute a recommendation to any Proxim stockholder as to how such stockholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement/ Prospectus to be distributed to Proxim stockholders in connection with the Merger.

Sincerely,

/s/ BROADVIEW INTERNATIONAL LLC

Broadview International LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

      Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

      Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

      Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law, except that no indemnification shall be made in respect of any claim as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      The Registrant’s bylaws and certificate of incorporation provide for the mandatory indemnification of its directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by the DGCL, and Western Multiplex has entered into agreements with certain of its officers and directors providing for their indemnification with respect to certain matters.

Item 21.     Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Description

2.1	Agreement and Plan of Reorganization, dated as of January 16, 2002, among the Registrant, Walnut-Pine Merger Corp. and Proxim, Inc. (included as Annex A to the proxy statement/ prospectus forming a part of this Registration Statement and incorporated herein by reference).
2.2(1)	Amended and Restated Acquisition Agreement, dated as of September 30, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.
2.3(1)	Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.

Exhibit
Number	Description

3.2*	Form of Amended and Restated By-laws of the Registrant.
4.1(1)	Form of the Registrant’s Class A Common Stock Certificate.
4.2(1)	Stockholders’ Agreement, dated as of October 31, 1999, among the Registrant, WMC Holding Corp., GTI Acquisition Corp. and Glenayre Technologies, Inc.
4.3(1)	Registration Rights Agreement, dated as of June 8, 2000, among the Registrant, Ripplewood Holdings L.L.C. and WMC Holding Corp.
4.4*	Stockholders Agreement, dated as of January 16, 2002, among Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund, L.P., WMC Holding L.L.C. and the Registrant.
5*	Opinion of Simpson Thacher & Bartlett regarding legality of securities being registered.
8.1	Opinion of Simpson Thacher & Bartlett regarding certain U.S. federal income tax aspects of the Merger.
8.2	Opinion of Wilson, Sonsini, Goodrich & Rosati regarding certain U.S. federal income tax aspects of the Merger.
10.1(1)	Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., Seaview Holdings L.L.C., the Registrant and Jonathan N. Zakin.
10.2(1)	Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., The Michael and Roberta Seedman Revocable Trust, Michael Seedman and the Registrant.
10.3(1)	Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.
10.4(1)	Subscription and Employee Stockholder’s Agreement, dated as of January 31, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Amir Zoufonoun.
10.5(1)	Employment Agreement, dated as of February 16, 2000, by and between the Registrant and Nancy Huber.
10.6(1)	Subscription and Employee Stockholder’s Agreement, dated as of February 28, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Nancy Huber.
10.7(1)	Employment Agreement, dated as of May 2, 2000, by and between the Registrant and Fred Corsentino.
10.8(1)	Subscription and Employee Stockholder’s Agreement, dated as of February 25, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Fred Corsentino.
10.9(1)	1999 Western Multiplex Corporation Stock Incentive Plan.
10.10(1)	Western Multiplex Corporation Employee Stock Purchase Plan.
10.11(1)	Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors.
10.12(1)	Stocking Distributor Agreement, dated May 27, 1998, by and between the Registrant and Somera Communications Inc.
10.13(1)	Credit Agreement, dated as of November 1, 1999, among the Registrant, Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement.
10.14(1)	Assignment and Assumption Agreement, dated October 18, 1999, between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc. and Yercaf N.V.
10.15(1)	Lease, dated February 27, 1998, between Ubiquity Communication, Inc. and G&W/Copley Redwood Business Park, L.P.
10.16(2)	Amended Promissory Note, dated as of January 26, 2001, made by Amir Zoufonoun in favor of the Registrant.
10.17(2)	Amended Promissory Note, dated as of January 26, 2001, made by Nancy Huber in favor of the Registrant.

Exhibit
Number	Description

10.18(2)	Amended Promissory Note, dated as of January 26, 2001, made by Fred Corsentino in favor of the Registrant.
10.19(2)	Amended Promissory Note, dated as of January 26, 2001, made by Joe Tavormina in favor of the Registrant.
10.20(1)	Amendment No. 1 to 1999 Western Multiplex Corporation Stock Incentive Plan, dated June 8, 2000.
10.21(1)	Intellectual Property Assignment, dated November 1, 1999, from Glenayre Electronics, Inc. to the Registrant.
10.22(1)	License Agreement, dated November 1, 1999, by and between Glenayre Electronics, Inc. and the Registrant.
10.23(1)	Ubiquity Communication, Inc. 1997 Stock Option Plan.
10.24(1)	Ubiquity Communication, Inc. 1998 Stock Plan.
10.25(1)	Ubiquity Communication, Inc. 1999 Stock Plan.
10.26(1)	Amendment No. 1 to Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors, dated June 19, 2000.
10.27(1)	Management Services Agreement between Ripplewood Holdings L.L.C. and the Registrant, dated November 1, 1999.
10.28(1)	Security Agreement, dated as of November 1, 1999, made by the Registrant in favor of Credit Suisse First Boston, as Agent.
10.29(1)	Intellectual Property Security Agreement, dated as of November 1, 1999, between Credit Suisse First Boston, as Agent, and the Registrant.
10.30*	Indemnification Agreement, dated as of January 15, 2002, among the Registrant, WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund, L.P.
10.31*	Employment Agreement, dated January 16, 2002, between the Registrant and David C. King.
10.32*	Voting Agreement, dated as of January 16, 2002, between the Registrant and David C. King.
10.33(2)	Amended Employment and Co-Investment Agreement, dated as of May 9, 2001, among Ripplewood Partners L.P., WMC Holding LLC, Seaview Holdings L.L.C., the Registrant and Jonathan N. Zakin.
10.34(2)	Employment Agreement, dated as of March 26, 2001 between the Registrant and Christina Rulo.
10.35(2)	Employment Agreement, dated as of March 29, 2001 between the Registrant and Ihab Abu-Hakima.
10.36(2)	Employment Agreement, dated as of February 23, 2000, between the Registrant and Gordana Pance.
10.37(2)	Amendment No. 2 to Western Multiplex Corporation Stock Incentive Plan, dated May 18, 2001.
21*	Subsidiaries of the Registrant.
23.1	Consent of Simpson Thacher & Bartlett (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by reference).
23.2	Consent of Wilson, Sonsini, Goodrich & Rosati (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).
23.3	Consent of Arthur Andersen LLP.
23.4	Consent of PricewaterhouseCoopers, LLP.
24.1*	Power of Attorney.
99.1*	Consent of Credit Suisse First Boston Corporation.
99.2*	Consent of JPMorgan H&Q.

Exhibit
Number	Description

99.3*	Consent of Broadview International LLC (included as part of its opinion filed as Annex D to the proxy statement/ prospectus and incorporated herein by reference).
99.4*	Form of Voting Agreements dated as of January 16, 2002 between Proxim, Inc. and affiliates of Ripplewood Holdings L.L.C.
99.5*	Form of Voting Agreement dated as of January 16, 2002 between Proxim, Inc., Jonathan N. Zakin and Amir Zoufonoun.
99.6*	Voting Agreement dated as of January 16, 2002 between Western Multiplex Corporation and Keith Glover, Jeffrey Saper, Raymond Chin and Leslie Denend.
99.7	Form of Proxy of Western Multiplex.
99.8	Form of Proxy of Proxim.

*	Previously filed.

(1)	Incorporated by reference from the like named exhibit in the Registrant’s Registration Statement on Form S-1 (file no. 333-35200), as amended.

(2)	Incorporated by reference from the like named exhibit in the Registrant’s Annual Report on Form 10-K filed with the SEC on February 25, 2002, as amended.

Item 22.     Undertakings

      The undersigned Registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(a)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(d) That every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request; and

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

      Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on February 25, 2002.

WESTERN MULTIPLEX

By:	/s/ JONATHAN N. ZAKIN

Name: Jonathan N. Zakin
Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 25, 2002.

Signature	Title

* Jonathan N. Zakin	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
* Nancy Huber	Chief Financial Officer (Principal Financial and Accounting Officer), Executive Vice President and Secretary
* Amir Zoufonoun	President, Chief Operating Officer and Director
* Michael Seedman	Director
* Timothy C. Collins	Director
* Jeffrey M. Hendren	Director

Signature	Title

* Hironori Aihara	Director
* Michael J. Boskin	Director
* Peter O. Crisp	Director
* Stanley S. Shuman	Director
*By: /s/ JONATHAN N. ZAKIN Jonathan N. Zakin Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Reorganization, dated as of January 16, 2002, among the Registrant, Walnut-Pine Merger Corp. and Proxim, Inc. (included as Annex A to the proxy statement/ prospectus forming a part of this Registration Statement and incorporated herein by reference).
2.2(1)	Amended and Restated Acquisition Agreement, dated as of September 30, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.
2.3(1)	Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Form of Amended and Restated By-laws of the Registrant.
4.1(1)	Form of the Registrant’s Class A Common Stock Certificate.
4.2(1)	Stockholders’ Agreement, dated as of October 31, 1999, among the Registrant, WMC Holding Corp., GTI Acquisition Corp. and Glenayre Technologies, Inc.
4.3(1)	Registration Rights Agreement, dated as of June 8, 2000, among the Registrant, Ripplewood Holdings L.L.C. and WMC Holding Corp.
4.4*	Stockholders Agreement, dated as of January 16, 2002, among Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund, L.P., WMC Holding L.L.C. and the Registrant.
5*	Opinion of Simpson Thacher & Bartlett regarding legality of securities being registered.
8.1	Opinion of Simpson Thacher & Bartlett regarding certain U.S. federal income tax aspects of the Merger.
8.2	Opinion of Wilson, Sonsini, Goodrich & Rosati regarding certain U.S. federal income tax aspects of the Merger.
10.1(1)	Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., Seaview Holdings L.L.C., the Registrant and Jonathan N. Zakin.
10.2(1)	Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., The Michael and Roberta Seedman Revocable Trust, Michael Seedman and the Registrant.
10.3(1)	Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.
10.4(1)	Subscription and Employee Stockholder’s Agreement, dated as of January 31, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Amir Zoufonoun.
10.5(1)	Employment Agreement, dated as of February 16, 2000, by and between the Registrant and Nancy Huber.
10.6(1)	Subscription and Employee Stockholder’s Agreement, dated as of February 28, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Nancy Huber.
10.7(1)	Employment Agreement, dated as of May 2, 2000, among the Registrant and Fred Corsentino.
10.8(1)	Subscription and Employee Stockholder’s Agreement, dated as of February 25, 2000, among WMC Holding Corp., the Registrant, Ripplewood Partners, L.P. and Fred Corsentino.
10.9(1)	1999 Western Multiplex Corporation Stock Incentive Plan.
10.10(1)	Western Multiplex Corporation Employee Stock Purchase Plan.
10.11(1)	Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors.
10.12(1)	Stocking Distributor Agreement, dated May 27, 1998, by and between the Registrant and Somera Communications Inc.
10.13(1)	Credit Agreement, dated as of November 1, 1999, among the Registrant, Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement.
10.14(1)	Assignment and Assumption Agreement, dated October 18, 1999, between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc. and Yercaf N.V.
10.15(1)	Lease, dated February 27, 1998, between Ubiquity Communication, Inc. and G&W/Copley Redwood Business Park, L.P.
10.16(2)	Amended Promissory Note, dated as of January 26, 2001, made by Amir Zoufonoun in favor of the Registrant.

Exhibit
Number	Description

10.17(2)	Amended Promissory Note, dated as of January 26, 2001, made by Nancy Huber in favor of the Registrant.
10.18(2)	Amended Promissory Note, dated as of January 26, 2001, made by Fred Corsentino in favor of the Registrant.
10.19(2)	Amended Promissory Note, dated as of January 26, 2001, made by Joe Tavormina in favor of the Registrant.
10.20(1)	Amendment No. 1 to 1999 Western Multiplex Corporation Stock Incentive Plan, dated June 8, 2000.
10.21(1)	Intellectual Property Assignment, dated November 1, 1999, from Glenayre Electronics, Inc. to the Registrant.
10.22(1)	License Agreement, dated November 1, 1999, by and between Glenayre Electronics, Inc. and the Registrant.
10.23(1)	Ubiquity Communication, Inc. 1997 Stock Option Plan.
10.24(1)	Ubiquity Communication, Inc. 1998 Stock Plan.
10.25(1)	Ubiquity Communication, Inc. 1999 Stock Plan.
10.26(1)	Amendment No. 1 to Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors, dated June 19, 2000.
10.27(1)	Management Services Agreement between Ripplewood Holdings L.L.C. and the Registrant, dated November 1, 1999.
10.28(1)	Security Agreement, dated as of November 1, 1999, made by the Registrant in favor of Credit Suisse First Boston, as Agent.
10.29(1)	Intellectual Property Security Agreement, dated as of November 1, 1999, between Credit Suisse First Boston, as Agent, and the Registrant.
10.30*	Indemnification Agreement, dated as of January 15, 2002, among the Registrant, WMC Holding L.L.C., Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund, L.P.
10.31*	Employment Agreement, dated January 16, 2002, between the Registrant and David C. King.
10.32*	Voting Agreement, dated as of January 16, 2002, between the Registrant and David C. King.
10.33(2)	Amended Employment and Co-Investment Agreement, dated as of May 9, 2001, among Ripplewood Partners L.P., WMC Holding LLC, Seaview Holdings L.L.C., the Registrant and Jonathan N. Zakin.
10.34(2)	Employment Agreement, dated as of March 26, 2001 between the Registrant and Christina Rulo.
10.35(2)	Employment Agreement, dated as of March 29, 2001 between the Registrant and Ihab Abu-Hakima.
10.36(2)	Employment Agreement, dated as of February 23, 2000, between the Registrant and Gordana Pance.
10.37(2)	Amendment No. 2 to Western Multiplex Corporation Stock Incentive Plan, dated May 8, 2001.
21*	Subsidiaries of the Registrant
23.1	Consent of Simpson Thacher & Bartlett (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by reference).
23.2	Consent of Wilson, Sonsini, Goodrich & Rosati (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).
23.3	Consent of Arthur Andersen LLP
23.4	Consent of PricewaterhouseCoopers, LLP
24.1*	Power of Attorney.
99.1*	Consent of Credit Suisse First Boston Corporation
99.2*	Consent of JPMorgan H&Q
99.3*	Consent of Broadview International LLC (included as part of its opinion filed as Annex D to the proxy statement/ prospectus and incorporated herein by reference).
99.4*	Form of Voting Agreements dated as of January 16, 2002 between Proxim, Inc. and affiliates of Ripplewood Holdings L.L.C.
99.5*	Form of Voting Agreement dated as of January 16, 2002 between Proxim, Inc., Jonathan N. Zakin and Amir Zoufonoun.

Exhibit
Number	Description

99.6*	Voting Agreement dated as of January 16, 2002 between Western Multiplex Corporation and Keith Glover, Jeffrey Saper, Raymond Chin and Leslie Denend.
99.7	Form of Proxy of the Registrant
99.8	Form of Proxy of Proxim

*	Previously filed.

(1)	Incorporated by reference from the like named exhibit in the Registrant’s Registration Statement on Form S-1 (file no. 333-35200), as amended.

(2)	Incorporated by reference from the like named exhibit in the Registrant’s Annual Report on Form 10-K filed with the SEC on February 25, 2002, as amended.